                                   Filed with the Securities and Exchange Commission on July , 2002

Registration No. 333-                                                                   Investment Company Act No. 811-5438
=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                               FORM N-4

                                        Registration Statement under The Securities Act of 1933
                                                         Initial Registration
                                                                  and
                                    Registration Statement under The Investment Company Act of 1940
                                                    Post-Effective Amendment No. 21

                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                    --------------------------------------------------------------
                                                       (Exact Name of Registrant)

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                              -------------------------------------------
                                                          (Name of Depositor)

                                            ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
                                            -----------------------------------------------
                                         (Address of Depositor's Principal Executive Offices)

                                                            (203) 926-1888
                                                            --------------
                                                    (Depositor's Telephone Number)

                                               KATHLEEN A. CHAPMAN, CORPORATE SECRETARY
                                            One Corporate Drive, Shelton, Connecticut 06484
                                            -----------------------------------------------
                                          (Name and Address of Agent for Service of Process)

                                                               Copy To:
                                                       SCOTT K. RICHARDSON, ESQ.
                                                             CHIEF COUNSEL
                                    One Corporate Drive, Shelton, Connecticut 06484 (203) 925-3830
                                    --------------------------------------------------------------

                                           Approximate Date of Proposed Sale to the Public:

               November __, 2002 or AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           It is proposed that this filing become effective:  (check appropriate space)
                                    __ immediately upon filing pursuant to paragraph (b) of Rule 485
                                    __ on                  pursuant to paragraph (b) of Rule 485
                                           ---------------
                                    __ 60 days after filing pursuant to paragraph (a) (i) of Rule 485
                                    __ on             pursuant to paragraph (a) (i) of Rule 485
                                          -----------
                                    __ 75 days after filing pursuant to paragraph (a) (ii) of Rule 485
                                    __ on ______________pursuant to paragraph (a) (ii) of Rule 485
                           If appropriate, check the following box:
                                    __ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

=======================================================================================================================================
                                   CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered        Registered              Per Unit                 Price                   Fee
---------------------------------------------------------------------------------------------------------------------------------------
   American Skandia Life Assurance
    Corporation Annuity Contracts Indefinite*            Indefinite*                                        $
=======================================================================================================================================
                                     *Pursuant to Rule 24f-2 of the Investment Company Act of 1940
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Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the
Investment Company Act of 1940.  The Rule 24f-2 Notice for Registrant's fiscal year 2001 was filed within 90 days of the close of the fiscal year.
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Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter becomes effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a),  may determine.
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ASAP III

                                                                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                                        One Corporate Drive, Shelton, Connecticut 06484

This  Prospectus  describes  American  Skandia  Advisor PlanSM III, a flexible  premium  deferred  annuity (the  "Annuity")  offered by
American  Skandia Life Assurance  Corporation  ("American  Skandia",  "we", "our" or "us"). The Annuity may be offered as an individual annuity  contract or as an interest in a group annuity.  This Prospectus  describes the important  features of the Annuity and what you should  consider before  purchasing the Annuity.  We have also filed a Statement of Additional  Information  that is available from us, without  charge,  upon your request.  The contents of the Statement of Additional  Information are described on page 82. The Annuity or certain of its investment  options and/or  features may not be available in all states.  Various rights and benefits may differ between states to meet applicable laws and/or  regulations.  Certain terms are capitalized in this  Prospectus.  Those terms are either defined in the Glossary of Terms or in the context of the particular section.

=======================================================================================================================================
American  Skandia  offers  several  different  annuities  which your  investment  professional  may be authorized to offer to you. Each annuity has different  features and benefits that may be appropriate  for you based on your financial  situation,  your age and how you intend to use the annuity.  The different features and benefits include variations in death benefit  protection,  the ability to access your  annuity's  account  value and the  charges  that you will be subject  to if you choose to  surrender  the  annuity.  The fees and charges may also be different between each annuity.

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should consider any surrender or penalty  charges you may incur when replacing your existing  coverage and that this Annuity may be subject to a contingent deferred  sales charge if you elect to surrender  the Annuity or take a partial  withdrawal.  You should  consider  your need to access the Annuity's Account Value and whether the annuity's liquidity features will satisfy that need.
=======================================================================================================================================

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This  Annuity is  frequently  used for  retirement  planning  because it allows you to  accumulate  retirement  savings and also offers annuity  payment  options when you are ready to begin  receiving  income.  The Annuity also offers one or more death  benefits that can protect  your  retirement  savings  if you die  during a period of  declining  markets.  It may be used as an  investment  vehicle  for
"qualified"  investments,  including  an IRA,  SEP-IRA,  Roth  IRA or Tax  Sheltered  Annuity  (or  403(b)).  It may also be used as an investment  vehicle for  "non-qualified"  investments.  The Annuity allows you to invest your money in a number of variable  investment options as well as in one or more fixed investment options.

When an Annuity is purchased as a  "non-qualified"  investment,  you generally are not taxed on any investment  gains the Annuity earns until you make a withdrawal or begin to receive annuity payments.  This feature,  referred to as  "tax-deferral",  can be beneficial to the growth of your  Account  Value  because  money that would  otherwise be needed to pay taxes on  investment  gains each year remains invested and can earn additional money.  However,  because the Annuity is designed for long-term  retirement savings, a 10% penalty tax may be applied on withdrawals  you make before you reach age 59 1/2.  Annuities  purchased as a  non-qualified  investment are not subject to the maximum  contribution  limits that may apply to a qualified  investment,  and are not subject to required minimum  distributions after age 701/2.

When an Annuity is purchased as a "qualified"  investment,  you should consider that the Annuity does not provide any tax advantages in addition to the  preferential  treatment  already  available  through your retirement plan under the Internal  Revenue Code. An Annuity may offer features and benefits in addition to providing tax deferral that other  investment  vehicles may not offer,  including  death benefit  protection for your  beneficiaries,  lifetime  income options,  and the ability to make transfers  between  numerous  variable investment  options  offered  under the  Annuity.  You should  consult  with your  investment  professional  as to whether  the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

These  annuities are NOT deposits or obligations  of, or issued,  guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S.  government,  the Federal Deposit Insurance  Corporation  (FDIC), the Federal Reserve Board or any other agency. An investment in this annuity involves investment risks, including possible loss of value.

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THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION
NOR  HAS  THE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
REPRESENTATION  TO THE CONTRARY IS A CRIMINAL  OFFENSE.  PLEASE READ THIS  PROSPECTUS  AND THE CURRENT  PROSPECTUS  FOR THE  UNDERLYING
MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
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                                             FOR FURTHER INFORMATION CALL 1-800-752-6342.
Prospectus Dated: November xx, 2002                                       Statement of Additional Information Dated: November xx, 2002
ASAPIIIPROS - (11/2002)                                                                                                    ASIIIPROS

WHAT ARE SOME OF THE KEY FEATURES OF THIS ANNUITY?

|X|      This  Annuity is a "flexible  premium  deferred  annuity."  It is called  "flexible  premium"  because  you have  considerable flexibility in the timing and amount of premium  payments.  Generally,  investors "defer" receiving annuity payments until after an accumulation period.

|X|      This Annuity  offers both variable and fixed  investment  options.  If you allocate your Account Value to variable  investment options, the value of your Annuity will vary daily to reflect the investment  performance of the underlying  investment options.
       Fixed  investment  options of different  durations are offered that are guaranteed by us, but may have a Market Value Adjustment if you withdraw or transfer your Account Value before the Maturity Date.

|X|      The Annuity  features two distinct  periods - the accumulation  period and the payout period.  During the accumulation  period your Account Value is allocated to one or more  investment  options.  The variable  investment  options,  each a Sub-account  of
       American  Skandia Life Assurance  Corporation  Variable  Account B, invest in an underlying  mutual fund  portfolio.  Currently, portfolios of the following  underlying  mutual funds are being offered:  American  Skandia Trust,  Montgomery  Variable Series,
       Wells Fargo Variable Trust,  INVESCO Variable  Investment  Funds,  Inc.,  Evergreen  Variable Annuity Trust,  ProFunds VP, First
       Defined Portfolio Fund LLC and The Prudential Series Fund, Inc.

|X|      During the payout period,  commonly called  "annuitization,"  you can elect to receive annuity  payments (1) for life; (2) for life with a guaranteed  minimum number of payments;  (3) based on joint lives;  or (4) for a guaranteed  number of payments.  We currently make annuity payments available on a fixed or variable basis.

|X|      This  Annuity  offers a basic  Death  Benefit.  It also offers  optional  Death  Benefits  that  provide an enhanced  level of protection for your beneficiary(ies) for an additional charge.

|X|      Annuity Owners can purchase an optional life insurance  rider called Plus40(TM)which provides an income  tax-free life insurance benefit to the Owner's beneficiary(ies) equal to 40% of the Account Value of your Annuity.

|X|      You are  allowed to  withdraw a limited  amount of money from your  Annuity on an annual  basis  without  any  charges.  Other product  features  allow you to access your Account Value as necessary,  although a charge may apply.  After Annuity Year 8, you are allowed to make unlimited withdrawals from your Annuity without any charges.

|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty transfers each year free of charge.  We also offer several  programs that enable you to manage your Account Value as your  financial  needs and  investment  performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity  through  licensed,  registered  investment  professionals.  You must complete an application  and submit a minimum initial  purchase  payment of $1,000.  We may allow you to make a lower initial purchase payment provided you establish a bank drafting program  under  which  purchase  payments  received  in the first  Annuity  Year total at least  $1,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those persons must be age 80 or under.  If the Annuity is owned by an entity,  the annuitant must be age 80 or under.

NOTE:  YOU MAY NOT ELECT THE ENHANCED BENEFICIARY PROTECTION OPTIONAL DEATH BENEFIT IF YOU HAVE ELECTED THE PLUS40TM OPTIONAL LIFE

                                                           GLOSSARY OF TERMS

Many terms used  within this  Prospectus  are  described  within the text where they  appear.  The  description  of those terms are not repeated in this Glossary of Terms.

Account  Value:  The value of each  allocation to a Sub-account  or a Fixed  Allocation  prior to the Annuity Date,  plus any earnings, and/or less any losses,  distributions  and  charges.  The  Account  Value is  calculated  before we assess any  applicable  Contingent
Deferred Sales Charge  ("CDSC")  and/or any Annual  Maintenance  Fee. The Account Value is determined  separately for each  Sub-account and for each Fixed  Allocation,  and then totaled to determine  the Account  Value for your entire  Annuity.  The Account Value of each
Fixed Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The  application of Account Value to one of the available  annuity  options to begin  receiving  periodic  payments for life, for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An  allocation of Account  Value that is to be credited a fixed rate of interest for a specified  Guarantee  Period during the accumulation period.

Guarantee Period: A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Allocation.

Interim  Value:  The value of a Fixed  Allocation on any date other than the Maturity  Date.  The Interim Value is equal to the initial value  allocated to the Fixed  Allocation  plus all  interest  credited to the Fixed  Allocation  as of the date  calculated,  less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment used in the  determination  of Account Value of each Fixed  Allocation on a day more than 30 days prior to the Maturity Date of such Fixed Allocation.

Owner:  With an Annuity  issued as an individual  annuity  contract,  the Owner is either an eligible  entity or person named as having ownership  rights in relation to the Annuity.  With an Annuity  issued as a  certificate  under a group annuity  contract,  the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation  Day:  Every day the New York Stock  Exchange is open for trading or any other day the  Securities  and  Exchange  Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and expenses we charge for the Annuity.  Some  charges are  assessed  against your Annuity  while others are assessed against assets  allocated to the variable  investment  options.  The charges that are assessed against the Annuity include the Contingent  Deferred Sales Charge,  Annual Maintenance Fee, Transfer Fee, the Tax Charge and any charge for optional benefits.  The charge that is assessed against the variable  investment  options is the Insurance Charge,  which is the combination of a mortality and expense risk charge and a charge for  administration  of the  Annuity.  Each  underlying  mutual fund  portfolio  assesses a charge for investment  management,  other expenses and with some mutual funds, a 12b-1 charge.  The  prospectus  for each  underlying  mutual fund provides more detailed  information  about the expenses for the underlying  mutual funds. In certain  states,  a premium tax charge may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

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                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
        FEE/EXPENSE                             Amount Deducted/Description Of Charge                            When Deducted
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- ------- -------- ------- ------- -------- ------- ------- ------- -------- -------------------------------
                              Yr. 1    Yr. 2   Yr. 3   Yr. 4    Yr. 5   Yr. 6   Yr. 7   Yr. 8   Yr. 9+
----------------------------                                                                                   Upon Surrender or
Contingent Deferred Sales                                                                                      Partial Withdrawal
Charge

----------------------------- ------- -------- ------- ------- -------- ------- ------- ------- -------- -------------------------------
----------------------------- ------- -------- ------- ------- -------- ------- ------- ------- -------- -------------------------------
                               7.5%    7.0%     6.5%    6.0%    5.0%     4.0%    3.0%    2.0%   0.0%
----------------------------- ------- -------- ------- ------- -------- ------- ------- ------- -------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
                                 The charge is a percentage of each applicable Purchase Payment. The period is measured from the Issue Date of the Annuity.
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Annual Maintenance Fee                          Smaller of $35 or 2% of Account Value                      Annually on the Annuity's
                                       (Only applicable if Account Value is $100,000 or less)               anniversary date or upon
                                                                                                                   surrender
----------------------------- -------------------------------------------------------------------------- -------------------------------
-----------------------------
Transfer Fee                                                   $10.00                                     After the 20th transfer each
                                                                                                                  Annuity Year
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Tax Charge                           Depends on the requirements of the applicable jurisdiction                     Various

----------------------------- -------------------------------------------------------------------------- -------------------------------

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                                                  ANNUAL CHARGES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ------------------------------------------------------------------------ -------------------------------
Insurance Charge                                                 0.65%

Distribution Charge                      0.60% in Annuity Years 1-8; 0.00% in Annuity Years 9+                       Daily

Total  Annual  Charges  of the   1.25% per year of the value of each Sub-account in Annuity Years 1-8         Applies to Variable
Sub-accounts                      0.65% per year of the value of each Sub-account in Annuity Years 9+       Investment Options only
------------------------------- ------------------------------------------------------------------------ -------------------------------

------------------------------------------------------------------------------------------- --------------------- ----------------------
                                    OPTIONAL BENEFITS                                         Optional Benefit     Total Annual Charge
                                                                                                   Charge         (including Insurance
                                                                                                                         Charge)
------------------------------------------------------------------------------------------- --------------------- ----------------------
------------------------------------------------------------------------------------------- --------------------- ----------------------
GUARANTEED RETURN OPTION                                                                                            1.50% in Annuity
We offer a program  that  guarantees  a  "return  of  premium"  at a future  date,  while     0.25% of average          Years 1-8
allowing you to allocate all or a portion of your Account  Value to the  Sub-accounts  of   daily net assets of     0.90% in Annuity
your choice.                                                                                  the Sub-accounts          Years 9+
------------------------------------------------------------------------------------------- --------------------- ----------------------
------------------------------------------------------------------------------------------- --------------------- ----------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT                                                                       1.50% in Annuity
We offer an Optional  Death  Benefit that provides an enhanced  level of  protection  for     0.25% of average          Years 1-8
your  beneficiary(ies)  by providing  amounts in addition to the basic Death Benefit that   daily net assets of     0.90% in Annuity
can be used to offset  federal  and state  taxes  payable  on any  taxable  gains in your     the Sub-accounts          Years 9+
Annuity at the time of your death.
------------------------------------------------------------------------------------------- --------------------- ----------------------
------------------------------------------------------------------------------------------- --------------------- ----------------------
HIGHEST ANNIVERSARY VALUE DEATH BENEFIT                                                                             1.50% in Annuity
We offer an Optional  Death  Benefit that provides an enhanced  level of  protection  for     0.25% of average          Years 1-8
your  beneficiary(ies)  by  providing a death  benefit  equal to the greater of the basic   daily net assets of     0.90% in Annuity
Death Benefit or the Highest Anniversary Value.                                               the Sub-accounts          Years 9+
------------------------------------------------------------------------------------------- --------------------- ----------------------
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Please  refer to the section of the  Prospectus  that  describes  each  optional  benefit for a complete  description  of the  benefit, including any restrictions or limitations that may apply.
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                                                     OPTIONAL LIFE INSURANCE RIDER
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------------------------------------------------------------------------------------------------------- --------------------------------
Plus40(TM)OPTIONAL LIFE INSURANCE RIDER                                                                   The current  charge is based on
We offer an income  tax-free life insurance  benefit to your  Beneficiary(ies)  that may be useful in   age  and  is  a  percentage  of
offsetting  federal and state taxes  payable on any taxable gains in your Annuity at the time of your   your  Account  Value  as of the
death.  Please refer to the Appendix for a detailed description of this Rider.                          anniversary  of the Issue  Date
                                                                                                        of  your  Annuity.  The  charge
                                                                                                        ranges  from  .80%  for  Owners
                                                                                                        age  40  -  75  to  10.50%  for
                                                                                                        Owners  age  95.  Please  refer
                                                                                                        to the  Appendix for a complete
                                                                                                        description of the charge.
------------------------------------------------------------------------------------------------------- --------------------------------

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                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

The following are the investment  management fees, other expenses,  12b-1 fees (if applicable),  and the total annual expenses for each underlying  mutual  fund  ("Portfolio")  as of  December  31,  2001,  except as noted.  Each  figure is stated as a  percentage  of the underlying  Portfolio's  average daily net assets. For certain of the underlying  Portfolios,  a portion of the management fee is being waived and/or other  expenses are being  partially  reimbursed.  "N/A"  indicates  that no portion of the  management  fee and/or other expenses is being waived and/or  reimbursed.  The "Net Annual Portfolio  Operating  Expenses" reflect the combination of the underlying
Portfolio's  investment  management  fee,  other expenses and any 12b-1 fees,  net of any fee waivers and expense  reimbursements.  The following  expenses are deducted by the underlying  Portfolio  before it provides  American Skandia with the daily net asset value. Any footnotes  about  expenses  appear after the list of all the  Portfolios.  The  underlying  Portfolio  information  was provided by the underlying  mutual funds and has not been  independently  verified by us. See the prospectuses or statements of additional  information of the underlying  Portfolios for further details.  The current  prospectus and statement of additional  information for the underlying
Portfolios can be obtained by calling 1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimbursement Expenses
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
American Skandia Trust: 1
  AST Strong International Equity                     0.87%          0.22%          0.05%         1.14%          N/A         1.14%
  AST American Century International Growth           1.00%          0.28%          0.00%         1.28%          N/A         1.28%
  AST DeAM International Equity                       1.00%          0.32%          0.00%         1.32%         0.15%        1.17%
  AST MFS Global Equity                               1.00%          0.40%          0.00%         1.40%          N/A         1.40%
  AST PBHG Small-Cap Growth                           0.90%          0.23%          0.03%         1.16%          N/A         1.16%
  AST DeAM Small-Cap Growth                           0.95%          0.19%          0.03%         1.17%         0.01%        1.16%
  AST Federated Aggressive Growth                     0.95%          0.83%          0.00%         1.78%         0.43%        1.35%
  AST Gabelli Small-Cap Value                         0.90%          0.18%          0.00%         1.08%          N/A         1.08%
  AST DeAM Small-Cap Value 2                          0.95%          0.22%          0.02%         1.19%         0.15%        1.04%
  AST Janus Mid-Cap Growth                            1.00%          0.26%          0.08%         1.34%          N/A         1.34%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.18%          0.04%         1.12%          N/A         1.12%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.16%          0.16%         1.22%          N/A         1.22%
  AST Alger All-Cap Growth                            0.95%          0.16%          0.09%         1.20%          N/A         1.20%
  AST Gabelli All-Cap Value                           0.95%          0.24%          0.01%         1.20%          N/A         1.20%
  AST T. Rowe Price Natural Resources                 0.90%          0.20%          0.01%         1.11%          N/A         1.11%
  AST Alliance Growth                                 0.90%          0.19%          0.04%         1.13%          N/A         1.13%
  AST MFS Growth                                      0.90%          0.17%          0.04%         1.11%          N/A         1.11%
  AST Marsico Capital Growth                          0.90%          0.16%          0.02%         1.08%         0.02%        1.06%
  AST JanCap Growth                                   0.90%          0.14%          0.03%         1.07%         0.03%        1.04%
  AST DeAM Large-Cap Growth 2                         0.85%          0.22%          0.02%         1.09%         0.10%        0.99%
  AST DeAM Large-Cap Value                            0.85%          0.22%          0.02%         1.09%         0.10%        0.99%
  AST Alliance/Bernstein Growth + Value               0.90%          0.55%          0.00%         1.45%         0.10%        1.35%
  AST Sanford Bernstein Core Value                    0.75%          0.40%          0.00%         1.15%          N/A         1.15%
  AST Cohen & Steers Realty                           1.00%          0.19%          0.02%         1.21%          N/A         1.21%
  AST Sanford Bernstein Managed Index 500             0.60%          0.16%          0.02%         0.78%          N/A         0.78%
  AST American Century Income & Growth                0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Alliance Growth and Income                      0.75%          0.14%          0.07%         0.96%         0.02%        0.94%
  AST MFS Growth with Income                          0.90%          0.18%          0.03%         1.11%          N/A         1.11%
  AST INVESCO Equity Income                           0.75%          0.16%          0.01%         0.92%         0.01%        0.91%
  AST DeAM Global Allocation                          0.10%          0.17%          0.00%         0.27%          N/A         0.27%
  AST American Century Strategic Balanced             0.85%          0.23%          0.00%         1.08%          N/A         1.08%
  AST T. Rowe Price Asset Allocation                  0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Global Bond                       0.80%          0.28%          0.00%         1.08%          N/A         1.08%
  AST Federated High Yield                            0.75%          0.20%          0.00%         0.95%          N/A         0.95%
  AST Lord Abbett Bond-Debenture                      0.80%          0.30%          0.00%         1.10%          N/A         1.10%
  AST DeAM Bond 2                                     0.85%          0.22%          0.00%         1.07%         0.15%        0.92%
  AST PIMCO Total Return Bond                         0.65%          0.16%          0.00%         0.81%         0.02%        0.79%
  AST PIMCO Limited Maturity Bond                     0.65%          0.18%          0.00%         0.83%          N/A         0.83%
  AST Money Market                                    0.50%          0.14%          0.00%         0.64%         0.05%        0.59%

Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.42%            N/A          1.67%         N/A         1.67%

Wells Fargo Variable Trust:
  Equity Income                                       0.55%          0.43%          0.25%         1.23%         0.23%        1.00%

INVESCO Variable Investment Funds, Inc.:
  Dynamics                                             0.75%         0.33%            N/A          1.08%          N/A         1.08%
  Technology                                           0.75%         0.32%            N/A          1.07%          N/A         1.07%
  Health Sciences                                      0.75%         0.31%            N/A          1.06%          N/A         1.06%
  Financial Services                                   0.75%         0.32%            N/A          1.07%          N/A         1.07%
  Telecommunications                                   0.75%         0.34%            N/A          1.09%          N/A         1.09%

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimbursement Expenses
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Evergreen Variable Annuity Trust:
  Global Leaders                                       0.87%         0.28%            N/A          1.15%         0.15%        1.00%
  Special Equity                                       0.92%         0.23%            N/A          1.15%         0.12%        1.03%
  Omega                                                0.52%         0.20%            N/A          0.72%          N/A         0.72%

ProFund VP:
  Europe 30                                            0.75%         0.89%           0.25%         1.89%          N/A         1.89%
  Asia 30 3                                            0.75%         0.94%           0.25%         1.94%          N/A         1.94%
  Japan 3                                              0.75%         0.94%           0.25%         1.94%          N/A         1.94%
  Banks 3                                              0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Basic Materials 3                                    0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Biotechnology                                        0.75%         1.03%           0.25%         2.03%         0.05%        1.98%
  Consumer Cyclical 3                                  0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Consumer Non-Cyclical 3                              0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Energy                                               0.75%         1.05%           0.25%         2.05%         0.07%        1.98%
  Financial                                            0.75%         1.10%           0.25%         2.10%         0.12%        1.98%
  Healthcare                                           0.75%         1.06%           0.25%         2.06%         0.08%        1.98%
  Industrial 3                                         0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Internet 3                                           0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Pharmaceuticals 3                                    0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Precious Metals 3                                    0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Real Estate                                          0.75%         0.99%           0.25%         1.99%         0.01%        1.98%
  Semiconductor 3                                      0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Technology                                           0.75%         1.10%           0.25%         2.10%         0.12%        1.98%
  Telecommunications                                   0.75%         1.17%           0.25%         2.17%         0.19%        1.98%
  Utilities                                            0.75%         1.05%           0.25%         2.05%         0.07%        1.98%
  Bull                                                 0.75%         1.25%           0.25%         2.25%         0.27%        1.98%
  Bear                                                 0.75%         0.89%           0.25%         1.89%          N/A         1.89%
  Bull Plus                                            0.75%         0.94%           0.25%         1.94%          N/A         1.94%
  OTC                                                  0.75%         0.91%           0.25%         1.91%          N/A         1.91%
  Short OTC 3                                          0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  UltraOTC                                             0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Mid-Cap Value 3                                      0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  Mid-Cap Growth 3                                     0.75%         0.96%           0.25%         1.96%          N/A         1.96%
  UltraMid-Cap 3                                       0.75%         0.97%           0.25%         1.97%          N/A         1.97%
  Small-Cap Value 3                                    0.75%         0.97%           0.25%         1.97%          N/A         1.97%
  Small-Cap Growth 3                                   0.75%         0.97%           0.25%         1.97%          N/A         1.97%
  UltraSmall-Cap                                       0.75%         1.11%           0.25%         2.11%         0.13%        1.98%
  U.S. Government Plus 3                               0.50%         0.95%           0.25%         1.70%          N/A         1.70%
  Rising Rates Opportunity 3                           0.75%         0.95%           0.25%         1.95%          N/A         1.95%

First Defined Portfolio Fund LLC:
  First Trust(R)10 Uncommon Values 4                   0.60%          2.47%          0.25%         3.32%         1.95%        1.37%

The Prudential Series Fund, Inc.:
SP Jennison International Growth                      0.85%          1.16%          0.25%         2.26%         0.62%        1.64%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The  Investment  Manager of  American  Skandia  Trust (the  "Trust")  has agreed to  reimburse  and/or  waive fees for certain
     Portfolios until at least April 30, 2003. The caption "Total Annual Portfolio  Operating  Expenses"  reflects the Portfolios' fees and expenses before such waivers and  reimbursements,  while the caption "Net Annual Portfolio  Operating  Expenses"  reflects the effect of such waivers and  reimbursements.  The Trust adopted a Distribution Plan (the  "Distribution  Plan") under Rule 12b-1 of the Investment Company Act of 1940 to permit an affiliate of the Trust's  Investment  Manager to receive brokerage  commissions in connection  with purchases and sales of securities  held by Portfolios of the Trust,  and to use these  commissions to promote the sale of shares of such  Portfolios.  While the  brokerage  commission  rates and amounts  paid by the various  Portfolios  are not expected to increase as a result of the Distribution Plan, the staff of the Securities and Exchange  Commission takes the position that commission amounts received under the Distribution Plan should be reflected as distribution  expenses of the Portfolios.  The
     Distribution Fee estimates are derived and annualized from data regarding  commission amounts directed under the Distribution Plan for the fiscal year ended December 31, 2001.  Although there are no maximum amounts allowable,  actual commission amounts directed under the  Distribution  Plan will vary and the amounts  directed  during the last full fiscal year of the Plan's  operations  may differ from the amounts listed in the above chart.
2        These  Portfolios  commenced  operations  on May 1, 2002.  "Other  Expenses"  and "12b-1  Fees"  shown are based on  estimated amounts for the fiscal year ending December 31, 2002.
3        These Portfolios  commenced  operations on May 1, 2002.  "Other Expenses" shown are based on estimated  amounts for the fiscal year ending December 31, 2002.
4        Included  in the charge  for Other  Expenses  is a fee of 0.325% of  average  daily net  assets  paid to  American  Skandia to reimburse it for  administrative  costs. The investment  advisor has agreed to waive fees and reimburse expenses through September
     30, 2003 in order to prevent Total Annual Portfolio Operating Expenses (excluding  brokerage expenses and extraordinary  expenses)
     from exceeding 1.47% of the average daily net asset value of the respective Portfolio.

EXPENSE EXAMPLES
These  examples  are  designed to assist you in  understanding  the various  costs and  expenses  you will incur with the Annuity  over certain  periods of time based on  specific  assumptions.  The  examples  reflect  the  Insurance  Charge,  Distribution  Charge  (when applicable),  Contingent  Deferred Sales Charges (when applicable),  the Annual Maintenance Fee, the charges deducted by the underlying
Portfolios,  as well as the charges  for the  optional  benefits  that are offered  under the  Annuity.  The  Securities  and  Exchange
Commission ("SEC") requires these examples.

Below are examples  showing what you would pay in expenses at the end of the stated time periods for each  Sub-account had you invested
$1,000 in the Annuity and received a 5% annual return on assets.

The  examples  shown  assume  that:  (a) you only  allocate  Account  Value to the  Sub-accounts,  not to a Fixed  Allocation;  (b) the
Insurance  Charge is assessed as 0.65% per year; (c) the  Distribution  Charge is assessed as 0.60% per year in Annuity Years 1 - 8 (d)
the Annual  Maintenance Fee (when applicable) is reflected as an asset-based  charge based on an assumed average contract size; (e) you make no withdrawals of Account Value during the period shown; (f) you make no transfers,  withdrawals,  surrender or other transactions for which we charge a fee for during the period  shown;  (g) no tax charge  applies;  (h) the  expenses for the  underlying  Portfolios reflect the continued  waiver of fees or  reimbursement  of expenses  throughout each period shown (refer to the "Net Annual  Portfolio
Operating  Expenses,"  in the  section  entitled  "Underlying  Mutual Fund  Portfolio  Annual  Expenses");  and (i) the charge for each optional benefit is reflected as an additional  charge equal to 0.25% per year,  respectively,  for the Guaranteed  Return Option,  the
Enhanced  Beneficiary  Protection and the Highest  Anniversary Value Death Benefit.  The Insurance Charge, the Distribution  Charge and
the charges for the optional benefits are deducted daily.  Amounts shown in the examples are rounded to the nearest dollar.

Expense Examples are provided as follows:  1.) for the basic Annuity contract without any optional benefits;  2.) for the basic Annuity contract assuming that you elect any one of the available  optional benefits:  the Guaranteed Return Option,  the Enhanced  Beneficiary
Protection or the Highest  Anniversary  Value Death Benefit;  3.) for the basic Annuity contract  assuming you elect any combination of two of the available optional  benefits;  and 4.) for the basic Annuity contract assuming you elect all three of the available optional benefits.  You cannot elect to purchase the Enhanced  Beneficiary  Protection  Optional  Death  Benefit with the Plus40(TM)Optional Life
Insurance Rider.

Expense Examples are not provided for the Plus40(TM)Optional Life Insurance Rider because it is supported by American  Skandia's  general account and is not subject to, or registered as a security  under,  either the Securities Act of 1933 or the Investment  Company Act of
1940 and because  Owners can pay the annual,  age-based  charge  through funds  outside of the Annuity.  If the Owner elects to pay the annual charge from the Annuity,  charges are deducted as a partial  withdrawal from the Annuity,  subject to applicable  taxes.  Please refer to the Appendix for a detailed description of this Rider.

THE EXAMPLES ARE  ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE  CONSIDERED A  REPRESENTATION  OF PAST OR FUTURE  EXPENSES OF THE  UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

16

These examples assume your Account Value is less than $100,000 so that the Annual Maintenance Fee applies.  Please see the description below regarding how the Expense Examples change for Annuities with Account Value greater than $100,000.

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       One Optional Benefit Elected    Any Two Optional Benefits Elected   All Optional Benefits Elected
surrender  your  Annuity  at the end of
the applicable period or you annuitize
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years    Years    Year    Years    Years   Years    Year     Years   Years    Years    Year    Years    Years   Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST Strong International Equity
AST American Century International
Growth
AST DeAM International Equity
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST DeAM Small-Cap Growth
AST Federated Aggressive Growth
AST Gabelli Small-Cap Value
AST DeAM Small-Cap Value
AST Janus Mid-Cap Growth
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST T. Rowe Price Natural Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST DeAM Large-Cap Growth
AST DeAM Large-Cap Value
AST Alliance/Bernstein Growth + Value
AST Sanford Bernstein Core Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed Index 500
AST American Century Income & Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST DeAM Global Allocation
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST DeAM Bond
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       One Optional Benefit Elected    Any Two Optional Benefits Elected   All Optional Benefits Elected
surrender  your  Annuity  at the end of
the applicable period or you annuitize
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years    Years    Year    Years    Years   Years    Year     Years   Years    Years    Year    Years    Years   Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Dynamics
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications

Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Omega

ProFund VP Europe 30
ProFund VP Asia 30
ProFund VP Japan
ProFund VP Banks
ProFund VP Basic Materials
ProFund VP Biotechnology
ProFund VP Consumer Cyclical
ProFund VP Consumer Non-Cyclical
ProFund VP Energy
ProFund VP Financial
ProFund VP Healthcare
ProFund VP Industrial
ProFund VP Internet
ProFund VP Pharmaceuticals
ProFund VP Precious Metals
ProFund VP Real Estate
ProFund VP Semiconductor
ProFund VP Technology
ProFund VP Telecommunications
ProFund VP Utilities
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       One Optional Benefit Elected    Any Two Optional Benefits Elected   All Optional Benefits Elected
surrender  your  Annuity  at the end of
the applicable period or you annuitize
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years    Years    Year    Years    Years   Years    Year     Years   Years    Years    Year    Years    Years   Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
ProFund VP Bull
ProFund VP Bear
ProFund VP Bull Plus
ProFund VP OTC
ProFund VP Short OTC
ProFund VP UltraOTC
ProFund VP Mid-Cap Value
ProFund VP Mid-Cap Growth
ProFund VP UltraMid-Cap
ProFund VP Small-Cap Value
ProFund VP Small-Cap Growth
ProFund VP UltraSmall-Cap
ProFund VP U.S. Government Plus
ProFund VP Rising Rates Opportunity

First Trust(R)10 Uncommon Values

SP Jennison International Growth
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- --------------------------------- ---------------------------------- --------------------------------- ----------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected      One Optional Benefit Elected        Any Two Optional Benefits        All Optional Benefits Elected
your   Annuity   at  the   end  of  the                                                                                   Elected
applicable period
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years   Years    Year     Years    Years   Years    Year     Years   Years   Years    Year     Years    Years   Years
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------
AST Strong International Equity
AST American Century International
Growth
AST DeAM International Equity
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST DeAM Small-Cap Growth
AST Federated Aggressive Growth
AST Gabelli Small-Cap Value
AST DeAM Small-Cap Value
AST Janus Mid-Cap Growth
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST T. Rowe Price Natural Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST DeAM Large-Cap Growth
AST DeAM Large-Cap Value
AST Alliance/Bernstein Growth + Value
AST Sanford Bernstein Core Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed Index 500
AST American Century Income & Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST DeAM Global Allocation
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST DeAM Bond
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       One Optional Benefit Elected    Any Two Optional Benefits Elected   All Optional Benefits Elected
your   Annuity   at  the   end  of  the
applicable period
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years    Years    Year    Years    Years   Years    Year     Years   Years    Years    Year    Years    Years   Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Dynamics
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications

Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Omega

ProFund VP Europe 30
ProFund VP Asia 30
ProFund VP Japan
ProFund VP Banks
ProFund VP Basic Materials
ProFund VP Biotechnology
ProFund VP Consumer Cyclical
ProFund VP Consumer Non-Cyclical
ProFund VP Energy
ProFund VP Financial
ProFund VP Healthcare
ProFund VP Industrial
ProFund VP Internet
ProFund VP Pharmaceuticals
ProFund VP Precious Metals
ProFund VP Real Estate
ProFund VP Semiconductor
ProFund VP Technology
ProFund VP Telecommunications
ProFund VP Utilities
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       One Optional Benefit Elected    Any Two Optional Benefits Elected   All Optional Benefits Elected
your   Annuity   at  the   end  of  the
applicable period
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-account:                                1       3        5       10       1        3        5       10       1        3       5       10       1        3        5       10
                                          Year    Years    Years    Years    Year    Years    Years   Years    Year     Years   Years    Years    Year    Years    Years   Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
ProFund VP Bull
ProFund VP Bear
ProFund VP Bull Plus
ProFund VP OTC
ProFund VP Short OTC
ProFund VP UltraOTC
ProFund VP Mid-Cap Value
ProFund VP Mid-Cap Growth
ProFund VP UltraMid-Cap
ProFund VP Small-Cap Value
ProFund VP Small-Cap Growth
ProFund VP UltraSmall-Cap
ProFund VP U.S. Government Plus
ProFund VP Rising Rates Opportunity

First Trust(R)10 Uncommon Values

SP Jennison International Growth
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------------------------------------------------------------------------------------------------------
The Expense Examples provided above assume your Account Value is less than $100,000 so that the Annual Maintenance Fee applies.  If your Account Value is greater than $100,000, the Annual Maintenance Fee does not apply.  The Annual Maintenance Fee (the lesser of
$35 per year or 2% of Account Value) is reflected as an asset-based charge based on an assumed average contract size.  If your
Account Value is greater than $100,000, the above Expense Examples would be reduced by $1 for each example based on Year 1, $3 for each example based on Year 3, $4 for each example based on Year 5 and $8 or $9 (depending on rounding) for each example based on Year
10.

65
---------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment  option is a Sub-account of American  Skandia Life Assurance  Corporation  Variable  Account B (see "What are
Separate Accounts" for more detailed  information.) Each Sub-account  invests  exclusively in one Portfolio.  You should carefully read the  prospectus for any Portfolio in which you are  interested.  The following  chart  classifies  each of the Portfolios  based on our assessment of their  investment  style (as of the date of this  Prospectus).  The chart also provides a description of each Portfolio's investment  objective  (in  italics)  and a short,  summary  description  of their key  policies  to assist  you in  determining  which
Portfolios may be of interest to you.  There is no guarantee that any underlying Portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the  description.  Those  Portfolios  whose name includes the prefix "AST" are  Portfolios of American  Skandia  Trust.  The  investment  manager for AST is American  Skandia  Investment  Services,
Incorporated,  an affiliated  company of American Skandia.  However,  a sub-advisor,  as noted below, is engaged to conduct  day-to-day investment decisions.

The Portfolios are not publicly traded mutual funds.  They are only available as investment  options in variable annuity  contracts and variable life insurance  policies issued by insurance  companies,  or in some cases, to  participants in certain  qualified  retirement plans.  However,  some of the  Portfolios  available as  Sub-accounts  under the Annuity are managed by the same  portfolio  advisor or sub-advisor  as a retail  mutual fund of the same or similar  name that the  Portfolio  may have been modeled  after at its  inception.
Certain  retail mutual funds may also have been modeled after a Portfolio.  While the  investment  objective and policies of the retail mutual funds and the Portfolios may be substantially  similar,  the actual  investments will differ to varying degrees.  Differences in the  performance  of the funds can be expected,  and in some cases could be  substantial.  You should not compare the  performance of a publicly  traded  mutual fund with the  performance  of any  similarly  named  Portfolio  offered as a  Sub-account.  Details about the investment  objectives,  policies,  risks,  costs and  management of the Portfolios  are found in the  prospectuses  for the underlying mutual  funds.  The current  prospectus  and statement of  additional  information  for the  underlying  Portfolios  can be obtained by calling 1-800-752-6342.

Please refer to Appendix B for certain required financial information related to the historical performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Strong International Equity (f/k/a AST AIM International  Equity):  seeks long-term capital growth by investing in a diversified  portfolio of international  equity securities the issuers
                    of which are  considered to have strong  earnings  momentum.  The  Portfolio  seeks to meet its      Strong Capital
                    objective by investing,  under normal market conditions,  at least 80% of its total assets in a     Management, Inc.
  INTER-NATIONAL    diversified  portfolio  of equity  securities  of  companies  located or operating in developed
      EQUITY        non-U.S.  countries  and emerging  markets of the world.  The  Sub-advisor  intends to focus on companies  with an  above-average  potential  for  long-term  growth  and  attractive  relative valuations.  The Sub-advisor  selects companies based on five key factors:  growth,  valuation, management, risk and sentiment.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its investment  objective by investing  primarily in equity securities of international companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of
  INTER-NATIONAL    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a     American Century
      EQUITY        growth  investment  strategy it developed  that looks for  companies  with earnings and revenue        Investment
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment     Management, Inc.
                    selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAM  International  Equity  (f/k/a AST  Founders  Passport):  seeks  capital  growth.  The
                    Portfolio  pursues its  objective  by  investing at least 80% of its total assets in the equity securities of companies in developed non-U.S.  countries that are represented in the MSCI EAFE(R)
  INTER-NATIONAL    Index.  The  target of this  Portfolio  is to track the  performance  of the MSCI  EAFE(R)Index      Deutsche Asset
      EQUITY        within 4% with normal deviation  expected of 1%. The Sub-advisor  considers a number of factors     Management, Inc.
                    in  determining  whether  to invest  in a stock,  including  earnings  growth  rate,  analysts'
                    estimates of future earnings and industry-relative price multiples.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
  GLOBAL EQUITY     (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PBHG  Small-Cap  Growth  (f/k/a AST Janus  Small-Cap  Growth):  seeks capital  growth.  The
                    Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the
 SMALL CAP GROWTH   common stocks of  small-sized  companies,  whose market  capitalizations  are similar to market     Pilgrim Baxter &
                    capitalizations  of the  companies  in  the  Russell  2000(R)Index.  Following  the  change  in     Associates, Ltd.
                    sub-advisor, the AST PBHG Small-Cap Growth sub-account is now re-opened to all Contract Owners.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 SMALL CAP GROWTH   AST DeAM  Small-Cap  Growth  (f/k/a AST Scudder  Small-Cap  Growth):  seeks  maximum  growth of investors'  capital  from a portfolio  of growth  stocks of smaller  companies.  The  Portfolio pursues its  objective  by normally  investing  at least 80% of its total  assets in the equity
                    securities  of  small-sized   companies  included  in  the  Russell  2000  Growth(R)Index.  The
                    Sub-advisor  employs  an  investment  strategy  designed  to  maintain  a  portfolio  of equity      Deutsche Asset
                    securities  which  approximates  the market risk of those  stocks  included in the Russell 2000     Management, Inc.
                    Growth(R)Index, but which attempts to outperform the Russell 2000 Growth(R)Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
      SMALL CAP     companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
      GROWTH        Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's   Counseling/Federated
                    strategies with respect to security analysis,  market  capitalization and sector allocation are    Global Investment
                    designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly     Management Corp.
                    above those of the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
 SMALL CAP VALUE    AST Gabelli Small-Cap Value:  seeks to provide long-term capital growth by investing  primarily in  small-capitalization  stocks that appear to be  undervalued.  The  Portfolio  will normally invest at least  65% of its total  assets in  stocks  and  equity-related  securities  of small companies  ($1  billion  or less in market  capitalization).  Reflecting  a value  approach  to
                    investing,  the Portfolio  will seek the stocks of companies  whose current stock prices do not           GAMCO
                    appear to adequately reflect their underlying value as measured by assets,  earnings, cash flow     Investors, Inc.
                    or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 SMALL CAP VALUE    AST DeAM Small-Cap Value:  seeks maximum growth of investors'  capital.  The Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the equity  securities of small-sized  companies  included in the Russell 2000(R)Value Index.  The Sub-advisor  employs
                    an  investment   strategy   designed  to  maintain  a  portfolio  of  equity  securities  which      Deutsche Asset
                    approximates  the market risk of those stocks  included in the Russell  2000(R)Value Index,  but     Management, Inc
                    which attempts to outperform the Russell 2000(R)Value Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  MID-CAP GROWTH    AST  Janus  Mid-Cap  Growth:   seeks  long-term  capital  growth.  The  Portfolio  pursues  its investment  objective,  by investing  primarily in equity securities  selected for their growth potential,  and normally invests at least 80% of its net assets in medium-sized companies.  For purposes  of the  Portfolio,  medium-sized  companies  are those whose  market  capitalizations
                    (measured  at the time of  investment)  fall within the range of  companies  in the  Standard &      Janus Capital
                    Poor's MidCap 400 Index. The Sub-advisor seeks to identify  individual  companies with earnings       Corporation
                    growth potential that may not be recognized by the market at large.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger  Berman Mid-Cap  Growth:  seeks capital growth.  Under normal market  conditions, the Portfolio  primarily invests at least 80% of its net assets in the common stocks of mid-cap
                    companies.  For purposes of the Portfolio,  companies with equity market  capitalizations  that     Neuberger Berman
  MID-CAP GROWTH    fall within the range of the Russell Midcap(R)Index,  at the time of investment,  are considered        Management
                    mid-cap  companies.  Some of the  Portfolio's  assets  may be  invested  in the  securities  of       Incorporated
                    large-cap companies as well as in small-cap  companies.  The Sub-advisor looks for fast-growing companies that are in new or rapidly evolving industries.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   MID-CAP VALUE    AST Neuberger Berman Mid-Cap Value: seeks capital growth.  Under normal market conditions,  the
                    Portfolio  primarily  invests at least 80% of its net  assets in the  common  stocks of mid-cap companies.  For purposes of the Portfolio,  companies with equity market  capitalizations  that fall within the range of the Russell  Midcap(R)Index at the time of investment  are  considered
                    mid-cap  companies.  Some of the  Portfolio's  assets  may be  invested  in the  securities  of     Neuberger Berman
                    large-cap  companies as well as in small-cap  companies.  Under the Portfolio's  value-oriented        Management
                    investment  approach,  the Sub-advisor looks for well-managed  companies whose stock prices are       Incorporated
                    undervalued and that may rise in price before other investors realize their worth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
      ALL-CAP       the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies
      GROWTH        of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on     Fred Alger
                    the Sub-advisor's assessment of particular companies and market conditions.                         Management, Inc.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio
      ALL-CAP       may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or
       VALUE        smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular  GAMCO Investors, Inc.
                    companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals and forest  products)  and other basic  commodities.  The  Portfolio  normally invests  primarily (at least 80% of its total assets) in the common stocks of natural  resource
      SECTOR        companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The      T. Rowe Price
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior     Associates, Inc.
                    exploration  programs  and  production   facilities,   and  the  potential  to  accumulate  new
                    resources.  At least 50% of Portfolio assets will be invested in U.S. securities,  up to 50% of total assets also may be invested in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance  Growth:  seeks long-term  capital growth.  The Portfolio  invests at least 80% of its total assets in the equity  securities of a limited  number of large,  carefully  selected, high-quality  U.S.  companies  that are judged  likely to  achieve  superior  earnings  growth.
 LARGE CAP GROWTH   Normally,  about 40-60  companies will be  represented in the Portfolio,  with the 25 companies     Alliance Capital
                    most  highly  regarded  by  the  Sub-advisor  usually  constituting  approximately  70%  of the     Management, L.P.
                    Portfolio's  net assets.  An emphasis is placed on identifying  companies  whose  substantially above average prospective earnings growth is not fully reflected in current market valuations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
 LARGE CAP GROWTH   of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 LARGE CAP GROWTH   AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor     Marsico Capital
                    then looks for individual  companies with earnings growth  potential that may not be recognized     Management, LLC
                    by the market at large, a "bottom up" stock selection.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 LARGE CAP GROWTH   AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.   The  Portfolio  will  pursue  its  objective  by  investing  primarily  in  equity securities of companies that the Sub-advisor  believes are  experiencing  favorable  demand for
                    their  products and  services,  and which  operate in a favorable  competitive  and  regulatory      Janus Capital
                    environment.  The  Sub-advisor  seeks to identify  individual  companies  with earnings  growth       Corporation
                    potential that may not be recognized by the market at large.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 LARGE CAP GROWTH   AST DeAM  Large-Cap  Growth:  seeks  maximum  growth of capital by  investing  primarily in the growth stocks of larger companies.  The Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the equity securities of large-sized  companies included in the Russell 1000(R)Growth Index.  The  Sub-advisor  employs an investment  strategy  designed to
                    maintain a portfolio of equity  securities  which  approximates the market risk of those stocks      Deutsche Asset
                    included in the Russell 1000(R)Growth Index,  but which attempts to outperform the Russell 1000(R)   Management, Inc.
                    Growth Index through active stock selection.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAM Large-Cap Value (f/k/a AST Janus Strategic Value):  seeks maximum growth of capital by investing  primarily  in the value  stocks of  larger  companies.  The  Portfolio  pursues  its objective by normally  investing at least 80% of its total assets in the equity  securities  of
  LARGE CAP VALUE   large-sized  companies  included in the Russell 1000(R)Value Index.  The Sub-advisor  employs an      Deutsche Asset
                    investment  strategy designed to maintain a portfolio of equity  securities which  approximates     Management, Inc.
                    the market risk of those stocks  included in the Russell 1000(R)Value Index,  but which attempts to outperform the Russell 1000(R)Value Index through active stock selection.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance/Bernstein  Growth + Value: seeks capital growth by investing  approximately 50% of its assets in growth  stocks of large  companies and  approximately  50% of its assets in value stocks of large  companies.  The Portfolio will invest primarily in commons tocks of large U.S.
                    companies  included in the Russell  1000(R)Index (the "Russell  1000(R)").  The Russell 1000(R)is a
                    market  capitalization-weighted  index that measures the  performance of the 1,000 largest U.S.
     LARGE CAP      companies.  Normally,  about 60-85  companies will be represented in the Portfolio,  with 25-35
      BLEND         companies  primarily from the Russell 1000(R)Growth Index constituting  approximately 50% of the
                    Portfolio's  net assets and 35-50  companies  primarily  from the  Russell  1000(R)Value  Index    Alliance Capital
                    constituting  the  remainder  of  the  Portfolio's  net  assets.   There  will  be  a  periodic     Management, L.P.
                    rebalancing  of each  segment's  assets  to take  account  of market  fluctuations  in order to maintain the approximately equal allocation.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  LARGE CAP VALUE   AST Sanford  Bernstein Core Value:  seeks  long-term  capital growth by investing  primarily in common stocks.  The  Sub-advisor  expects that the majority of the  Portfolio's  assets will be invested in the common stocks of large  companies  that appear to be  undervalued.  Among other things, the Portfolio seeks to identify compelling buying opportunities  created when companies
                    are undervalued on the basis of investor  reactions to near-term problems or circumstances even   Sanford C. Bernstein
                    though their long-term  prospects  remain sound. The Sub-advisor  seeks to identify  individual        & Co., LLC
                    companies with earnings growth potential that may not be recognized by the market at large.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
                    equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio      Cohen & Steers
   REAL ESTATE      will invest  substantially all of its assets in the equity securities of real estate companies,   Capital Management,
      (REIT)        i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,           Inc.
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  MANAGED INDEX     AST  Sanford  Bernstein  Managed  Index  500:  seeks to  outperform  the  Standard & Poor's 500
                    Composite  Stock Price Index (the "S&P 500(R)")  through stock  selection  resulting in different weightings of common stocks relative to the index.  The Portfolio will invest  primarily in the common stocks of companies  included in the S&P 500. In seeking to outperform  the S&P 500, the
                    Sub-advisor  starts with a portfolio of stocks  representative of the holdings of the index. It then uses a set of fundamental  quantitative  criteria that are designed to indicate  whether a particular  stock will  predictably  perform  better or worse than the S&P 500.  Based on these criteria, the Sub-advisor determines whether the Portfolio should over-weight,  under-weight or
                    hold a neutral  position in the stock  relative to the proportion of the S&P 500 that the stock    Sanford C. Bernstein
                    represents.  In addition,  the  Sub-advisor  also may determine that based on the  quantitative        & Co., LLC
                    criteria,  certain equity securities that are not included in the S&P 500 should be held by the
                    Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital
      GROWTH        growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer
       AND          potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique   American Century
      INCOME        with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500        Investment
                    Index without taking on significant  additional risk and while  attempting to create a dividend     Management, Inc.
                    yield that will be greater than the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance Growth and Income:  seeks long-term  growth of capital and income while attempting to avoid excessive  fluctuations in market value. The Portfolio  normally will invest in common
      GROWTH        stocks  (and  securities   convertible  into  common  stocks).  The  Sub-advisor  will  take  a
       AND          value-oriented  approach,  in that it will  try to keep  the  Portfolio's  assets  invested  in     Alliance Capital
      INCOME        securities that are selling at reasonable  valuations in relation to their fundamental business     Management, L.P.
                    prospects.  The  stocks  that the  Portfolio  will  normally  invest in are  those of  seasoned companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with  Income:  seeks long term growth of capital  with a secondary  objective to seek  reasonable  current  income.  Under normal market  conditions,  the Portfolio  invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as  preferred
      GROWTH        stocks,  convertible  securities  and  depositary  receipts.  The stocks in which the Portfolio      Massachusetts
       AND          invests  generally  will pay  dividends.  While the  Portfolio  may invest in  companies of any    Financial Services
      INCOME        size, the Portfolio generally focuses on companies with larger market  capitalizations that the         Company
                    Sub-advisor  believes have  sustainable  growth  prospects and attractive  valuations  based on current and  expected  earnings  or cash flow.  The  Portfolio  may invest up to 20% of its net assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  EQUITY INCOME     AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities that are expected to produce  relatively high levels of income and consistent,  stable returns.
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and      INVESCO Funds Group,
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be           Inc.
                    invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAM Global  Allocation  (f/k/a AST AIM  Balanced):  seeks a high level of total  return by investing  primarily in a diversified  portfolio of mutual funds. The Portfolio  initially will invest  in  equity  securities  and in  fixed  income  securities  as  well as  other  open-end management  investment  companies  affiliated  with the  Sub-advisor.  The  Portfolio  also may
                    diversify its assets by investing in several other AST  Portfolios  ("Underlying  Portfolios").      Deutsche Asset
     BALANCED       The Portfolio seeks to achieve its investment objective by investing in different  combinations     Management, Inc.
                    of  the  Underlying  Portfolios  and  equity  and  fixed-income  securities.  Once  assets  are allocated  to AST  Portfolios,  the  Portfolio  is expected to be invested in at least six such
                    Underlying  Portfolios at any time. It is expected that the  investment  objectives of such AST
                    Portfolios will be diversified.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
     BALANCED       equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
ASSET ALLOCA-TION   AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income securities.  The Sub-advisor  concentrates common stock investments in larger, more established
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth      T. Rowe Price
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade     Associates, Inc.
                    securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   GLOBAL BOND      AST T. Rowe Price Global  Bond:  seeks to provide  high  current  income and capital  growth by investing  in  high-quality  foreign and U.S.  dollar-denominated  bonds.  The  Portfolio  will invest at least 80% of its total  assets in all types of high  quality  bonds  including  those issued  or  guaranteed  by U.S.  or  foreign  governments  or  their  agencies  and by  foreign authorities,  provinces and  municipalities  as well as investment  grade  corporate  bonds and mortgage and  asset-backed  securities of U.S. and foreign  issuers.  The  Portfolio  generally invests in countries where the combination of fixed-income  returns and currency exchange rates appears attractive,  or, if the currency trend is unfavorable,  where the Sub-advisor  believes that the currency risk can be minimized  through  hedging.  The Portfolio may also invest up to
                    20% of its assets in the aggregate in below  investment-grade,  high-risk bonds ("junk bonds").     T. Rowe Price
                    In addition,  the  Portfolio may invest up to 30% of its assets in  mortgage-backed  (including   International, Inc.
                    derivatives,  such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 80% of its assets in fixed  income  securities  rated BBB and below.  These  fixed  income  securities  may  include
                    preferred  stocks,   convertible  securities,   bonds,   debentures,   notes,  equipment  lease   Federated Investment
 HIGH YIELD BOND    certificates  and equipment trust  certificates.  A fund that invests  primarily in lower-rated        Counseling
                    fixed  income  securities  will be subject to greater risk and share price  fluctuation  than a typical  fixed income fund,  and may be subject to an amount of risk that is  comparable  to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
       BOND         AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital    Lord, Abbett & Co.
                    appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and frequently  may have more than half of its assets  invested in those  securities.  At least 20%
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAM Bond:  seeks a high level of income,  consistent  with the  preservation  of  capital.
                    Under  normal  circumstances,  the  Portfolio  invests  at least  80% of its  total  assets  in
                    intermediate-term  U.S.  Treasury,   corporate,   mortgage-backed  and  asset-backed,   taxable
       BOND         municipal and tax-exempt  municipal bonds. The Portfolio  invests primarily in investment grade      Deutsche Asset
                    fixed  income  securities  rated  within  the  top  three  rating  categories  of a  nationally     Management, Inc.
                    recognized  rating  organization.  Fixed  income  securities  may be issued by U.S. and foreign corporations or entities including banks and various government entities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
       BOND         AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the    Pacific Investment
                    Sub-advisor's forecast for interest rates.                                                         Management Company
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
       BOND         AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the    Pacific Investment
                    Sub-advisor's forecast for interest rates.                                                         Management Company
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   MONEY MARKET     AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The      Wells Capital
                    Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average     Management, Inc.
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective maturities of not more than 397 days.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
 EMERGING MARKETS   Montgomery  Variable Series - Emerging  Markets:  seeks long-term capital  appreciation,  under     Montgomery Asset
                    normal  conditions  by investing at least 65% of its total assets in stocks of companies of any      Management, LLC
                    size based in the world's  developing  economies.  Under  normal  conditions,  investments  are maintained  in at least six  countries at all times and no more than 35% of total assets in any single one of them.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
  EQUITY INCOME     WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.    Wells Fargo Funds
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large,    Management, LLC
                    domestic companies with  above-average  return potential based on current market valuations and above-average  dividend income. Under normal market conditions,  the Portfolio invests at least
                    80% of its total assets in income producing  equity  securities and in issues of companies with market capitalizations of $3 billion or more.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
  MID-CAP EQUITY    INVESCO  Variable  Investment  Funds -  Dynamics:  seek  capital  appreciation.  The  Portfolio   INVESCO Funds Group,
                    normally  invests at least 65% of its assets in common  stocks of  mid-sized  companies - those            Inc.
                    companies that are included in the Russell  Midcap Growth Index at the time of purchase,  or if not  included  in that Index,  have  market  capitalizations  of between  $2.5  billion and $15 billion at the time of purchase.  The core of the Portfolio's  investments are in securities of established  companies  that are leaders in attractive  growth markets with a history of strong returns.  The  remainder of the  Portfolio  is invested in  securities  of companies  that show accelerating  growth,  driven by product cycles,  favorable industry or sector conditions,  and other  factors  that the  investment  advisor  believes  will lead to rapid  sales or  earnings growth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio   INVESCO Funds Group,
                    normally  invests  at least  80% of its  assets in the  equity  securities  and  equity-related           Inc.
                    instruments of companies engaged in technology-related  industries.  These include, but are not
                    limited  to,  applied  technology,  biotechnology,   communications,   computers,  electronics,
                    Internet, IT services and consulting,  software,  telecommunication  equipment and services, IT infrastructure and networking companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The   INVESCO Funds Group,
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies           Inc.
                    that  develop,  produce or  distribute  products  or  services  related to health  care.  These companies  include,  but are not limited to,  medical  equipment or supplies,  pharmaceuticals, biotechnology and healthcare  providers and service companies.  The investment advisor attempts to blend  well-established  healthcare  firms with  faster-growing,  more  dynamic  health care companies.
------------------- ------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The   INVESCO Funds Group,
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies           Inc.
                    involved in the financial  services sector.  These companies  include,  but are not limited to, banks (regional and  money-centers),  insurance  companies  (life,  property and casualty,  and multiline),  investment and  miscellaneous  industries  (asset  managers,  brokerage firms, and government-sponsored  agencies) and suppliers to financial services  companies.  The investment advisor seeks  companies which it believes can grow their revenues and earnings in a variety of interest  rate  environments  - although  securities  prices of  financial  services  companies generally are interest rate-sensitive.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The   INVESCO Funds Group,
                    Portfolio  normally  invests at least 65% (80%  effective  July 31,  2002) of its assets in the           Inc.
                    equity  securities  of  companies  that are  engaged in the design,  development,  manufacture, distribution,  or sale of  communications  services  and  equipment,  and  companies  that  are involved in supplying equipment or services to such companies.  The  telecommunications  sector
                    includes  companies  that  offer  telephone  services,   wireless   communications,   satellite
                    communications,  television and movie programming,  broadcasting and Internet access. Normally, the  Portfolio  will  invest  primarily  in  companies  located  in at  least  three  different countries, although U.S. issuers will often dominate the holdings.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests as least 65% of its assets in a diversified  portfolio of U.S. and
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the
  GLOBAL EQUITY     U.S.,  but may invest more than 25% of its assets in one country.  The  Portfolio  invests only   Evergreen Investment
                    in the best 100 companies,  which are selected by the  investment  advisor based on qualitative   Management Company,
                    and  quantitative  criteria  such as high  return on  equity,  consistent  earnings  growth and           LLC
                    established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
 SMALL CAP EQUITY   Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return greater  than  broad  stock  market  indices  such  as the  Russell  2000  Index  by  investing principally  in a diversified  portfolio of common stocks of U.S.  companies.  The  Portfolio's
                    investment  adviser  principally  chooses  companies which it expects will experience growth in   Evergreen Investment
                    earnings and price, and which have small market  capitalizations  (i.e.  companies whose market   Management Company,
                    capitalizations  fall  within  the  range  tracked  by the  Russell  2000  Index at the time of           LLC
                    purchase).  The Portfolio may purchase stocks in initial public offerings (IPOs).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  MID-CAP EQUITY    Evergreen VA Omega:  seeks long-term capital growth.  The Portfolio invests primarily in common stocks and  securities  convertible  into  common  stocks of U.S.  companies  across all market capitalizations.  The  Portfolio  utilizes the  fully-managed  investment  concept  whereby the
                    Portfolio's  manager  will  continuously  review the  Portfolio's  holdings  in light of market conditions,  business  developments  and  economic  trends.  During  this review  process,  the
                    Portfolio's  manager  seeks to identify and invest in industries  that are growing  faster than   Evergreen Investment
                    the economy.  The Portfolio  invests in companies of all sizes. The continuous  review may lead   Management Company,
                    to high portfolio  turnover,  but that will not limit investment  decisions.  The Portfolio may           LLC
                    also invest up to 25% of its assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Europe  30:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the ProFunds  Europe 30 Index.  The ProFunds  Europe 30
  INTER-NATIONAL    Index,  created by ProFund Advisors,  is composed of the 30 European companies whose securities are traded on U.S.  exchanges or on the NASDAQ as ADRs with the highest market  capitalization, as determined annually.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  INTER-NATIONAL    ProFund VP Asia 30: seeks daily investment results,  before fees and expenses,  that correspond   ProFund Advisors LLC
      EQUITY        to the daily  performance  of the ProFunds Asia 30 Index.  The ProFunds Asia 30 Index,  created by ProFund  Advisors,  is composed of 30 of the companies  located in the Asia/Pacific  region, except  Japan with the  highest  market  capitalization,  whose  securities  are traded on U.S.
                    exchanges as  depository  receipts or ordinary  shares.  The  component  stocks of the ProFunds
                    Asia 30 Index are  determined  based on the market  capitalization  of each  company  and their relative weights are determined based on the modified market capitalization.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  INTER-NATIONAL    ProFund VP Japan: seeks daily investment results,  before fees and expenses, that correspond to   ProFund Advisors LLC
      EQUITY        the daily  performance  of the Nikkei  225 Stock  Average.  The  Nikkei 225 Stock  Average is a
                    price-weighted  index of 225 large,  actively  traded Japanese stocks traded on the Tokyo Stock
                    Exchange.  Since the Japanese markets are not open when this Portfolio  values its shares,  its success in meeting its  investment  objective is  determined by comparing its daily return on a given day with the daily performance of related futures contracts traded in the United States.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Banks: seeks daily investment results,  before fees and expenses, that correspond to   ProFund Advisors LLC
                    the daily  performance  of the Dow Jones  U.S.  Banks  Sector  Index.  The Index  measures  the performance of the banking  economic  sector of the U.S.  equity market.  This industry  covers the banking industry,  including regional banks and savings and loans, but excluding investment and merchant banks. The Portfolio  primarily  invests in banking  companies,  or in instruments that provide exposure to these companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Basic Materials:  seeks daily  investment  results,  before fees and expenses,  that correspond to the daily  performance of the Dow Jones U.S. Basic  Materials  Sector Index.  The
                    Index  measures the  performance  of the basic  materials  economic  sector of the U.S.  equity
      SECTOR        market.  The Portfolio  primarily invests in basic material  companies,  or in instruments that   ProFund Advisors LLC
                    provide  exposure  to these  companies,  including  companies  involved  in the  production  of aluminum,  chemicals,  commodities,  chemical specialty products, forest products,  non-ferrous mining products, paper products, precious metals and steel.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Biotechnology:  seeks daily  investment  results,  before fees and  expenses,  that correspond  to the daily  performance  of the Dow Jones  U.S.  Biotechnology  Index.  The Index
                    measures the performance of the biotechnology  sector of the U.S. equity market.  The Portfolio
      SECTOR        invests primarily in biotechnology  companies, or in instruments that provide exposure to these   ProFund Advisors LLC
                    companies,   including  companies  engaged  in  genetic  research,  and/or  the  marketing  and development  of  recombinant  DNA  products.  Companies  represented  in  this  sector  include companies that may be newly formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Consumer Cyclical:  seeks daily investment results,  before fees and expenses,  that correspond to the daily  performance of the Dow Jones U.S.  Consumer Cyclical Sector Index. The
                    Index measures the  performance of the consumer  cyclical  economic  sector of the U.S.  equity market.  The Portfolio  primarily  invests in consumer  cyclical  companies,  or in instruments that provide exposure to these companies,  including  airlines,  auto  manufacturers,  tire and
      SECTOR        rubber  manufacturers,  auto parts suppliers,  casinos,  toy manufacturers,  restaurant chains,   ProFund Advisors LLC
                    home  construction  companies,  lodging  chains,  broadline  retailers,   specialty  retailers,
                    footwear  and  clothing/fabric   manufacturers,   and  media  companies,  such  as  advertising
                    companies,  entertainment and leisure companies,  consumer electronic  companies,  broadcasters and publishers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Consumer  Non-Cyclical:  seeks daily investment  results,  before fees and expenses, that correspond to the daily  performance of the Dow Jones U.S.  Consumer  Non-Cyclical  Sector
                    Index. The Index measures the performance of the consumer  non-cyclical  economic sector of the
                    U.S. equity market. The Portfolio invests primarily in consumer non-cyclical  companies,  or in
      SECTOR        instruments  that  provide  exposure to these  companies,  including  distillers  and  brewers,   ProFund Advisors LLC
                    producers  of soft  drinks,  consumer  service  companies,  durable and  non-durable  household product manufacturers,  cosmetic companies, food retailers,  other food companies,  tobacco and agricultural companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Energy:  seeks daily investment results,  before fees and expenses,  that correspond   ProFund Advisors LLC
                    to the daily  performance  of the Dow Jones U.S.  Energy Sector Index.  The Index  measures the performance of the energy sector of the U.S.  equity market.  The Portfolio  invests  primarily in energy companies, or in instruments that provide exposure to these companies,  including oil equipment and services companies, oil-major, oil-secondary and pipelines.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund  VP  Financial:  seeks  daily  investment  results,  before  fees  and  expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the Dow Jones U.S.  Financial  Sector Index.  The Index
                    measures the performance of the financial  services  economic sector of the U.S. equity market.
                    The  Portfolio  invests  primarily  in  securities  of  financial  services  companies,  or  in instruments  that  provide  exposure  to  these  companies,  including  regional  banks,  major international  banks,  insurance  companies,  companies that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing  companies,  mortgage  lenders, investment  advisors,  savings and loans,  savings banks,  thrifts,  building  associations and societies,  credit unions, securities broker-dealers,  investment banks, merchant banks, online brokers, publicly traded stock exchanges and specialty finance companies.
------------------- ------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund  VP  Healthcare:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the Dow Jones U.S.  Healthcare  Sector Index. The Index
                    measures the  performance of the  healthcare  sector of the U.S.  equity market.  The Portfolio invests  primarily in  securities  of  healthcare  companies,  or in  instruments  that provide exposure to these  companies,  including  health care  providers,  biotechnology  companies and manufacturers of medical supplies, advanced medical devices and pharmaceuticals.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund  VP  Industrial:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the Dow Jones U.S.  Industrial  Sector Index. The Index
                    measures the  performance of the  industrial  sector of the U.S.  equity market.  The Portfolio primarily  invests in industrial  companies,  or in instruments  that provide exposure to these companies,  including aerospace and defense companies, advanced industrial companies, equipment manufacturers,  air freight companies,  building material  manufacturers,  packaging companies,
                    manufacturers  of  electrical   components  and  equipment,   heavy   construction   companies,
                    manufacturers of heavy machinery,  industrial services companies,  industrial companies, marine transportation companies, railroads, shipbuilders and trucking companies.
------------------- ------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Internet:  seeks daily investment results, before fees and expenses, that correspond   ProFund Advisors LLC
                    to the  daily  performance  of the Dow Jones  U.S.  Internet  Index.  The  Index  measures  the performance  of  companies  in the U.S.  equity  markets  that  generate  the majority of their revenues  from the  Internet.  The  Portfolio  primarily  invests in internet  companies  or in instruments  that provide  exposure to these  companies,  including  companies  that derive the majority of their revenues from providing goods and/or services  through an open network,  such as a web site or from  providing  access to the  Internet  or  providing  enabling  services to people using the Internet.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP  Pharmaceuticals:  seeks daily investment  results,  before fees and expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the Dow Jones U.S.  Pharmaceuticals  Sector Index.  The
                    Index measures the performance of the  pharmaceuticals  sector of the U.S.  equity market.  The
                    Portfolio  primarily  invests in  pharmaceutical  companies,  or in  instruments  that  provide exposure to these companies,  including makers of prescription and  over-the-counter  drugs, as well as companies engaged in contract drug research.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Precious Metals:  seeks daily  investment  results,  before fees and expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance  of the  Philadelphia  Stock Exchange Gold & Silver Index.
                    The Index measures the  performance of the precious  metals  economic sector of the U.S. equity
                    market.  The  Portfolio  primarily  invests  in  gold  and  silver  mining  companies,   or  in
                    instruments that provide exposure to these companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Real  Estate:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond  to the daily  performance  of the Dow  Jones  U.S.  Real  Estate  Index.  The Index
                    measures the  performance of the real estate  industry  sector of the U.S.  equity market.  The
                    Portfolio invests  primarily in real estate companies,  or in instruments that provide exposure to these  companies,  including hotel and resort  companies and real estate  investment  trusts
                    (REITs) that invest in apartments,  office and retail properties.  REITs are passive investment vehicles that invest primarily in income-producing  real estate or real estate related loans or interests.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP  Semiconductor:  seeks daily  investment  results,  before fees and  expenses,  that   ProFund Advisors LLC
                    correspond  to the daily  performance  of the Dow Jones  U.S.  Semiconductor  Index.  The Index
                    measures the performance of the semiconductor  sector of the U.S. equity market.  The Portfolio primarily  invests  in  companies  engaged  in  the  production  of  semiconductors  and  other integrated  chips, as well as other related  products such as circuit boards and mother boards, or in  instruments  that  provide  exposure to these  companies.  The  Portfolio  may invest in companies that may be newly-formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund  VP  Technology:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the Dow Jones U.S.  Technology  Sector Index. The Index
                    measures the  performance of the  technology  sector of the U.S.  equity market.  The Portfolio invests  primarily in technology  companies,  or in instruments  that provide exposure to these companies,  including  companies  involved in the  development  and  production  of  technology
                    products,   including   computer   hardware   and   software,   telecommunications   equipment,
                    microcomputer   components,   integrated  computer  circuits  and  office  equipment  utilizing technology.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
      SECTOR        ProFund VP Telecommunications:  seeks daily investment results,  before fees and expenses, that   ProFund Advisors LLC
                    correspond to the daily performance of the Dow Jones U.S.  Telecommunications Sector Index. The
                    Index measures the  performance  of the  telecommunications  sector of the U.S.  equity market.
                    The  Portfolio  invests  primarily in  telecommunications  companies,  or in  instruments  that provide  exposure  to  these  companies,  including  fixed  line  communications  and  wireless communications companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Utilities:  seeks  daily  investment  results,  before  fees  and  expenses,  that correspond to the daily  performance of the Dow Jones U.S.  Utilities  Sector Index.  The Index
      SECTOR        measures the  performance  of the utilities  sector of the U.S.  equity  market.  The Portfolio   ProFund Advisors LLC
                    invests  primarily in utility  companies,  or in  instruments  that  provide  exposure to these companies, including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
THE PROFUND VP PORTFOLIOS  DESCRIBED  BELOW ARE AVAILABLE AS  SUB-ACCOUNTS  TO ALL ANNUITY  OWNERS.  EACH  PORTFOLIO  PURSUES AN INVESTMENT
STRATEGY THAT SEEKS TO PROVIDE DAILY  INVESTMENT  RESULTS,  BEFORE FEES AND EXPENSES,  THAT MATCH A WIDELY  FOLLOWED  INDEX,  INCREASE BY A
SPECIFIED FACTOR RELATIVE TO THE INDEX,  MATCH THE INVERSE OF THE INDEX OR THE INVERSE OF THE INDEX MULTIPLIED BY A SPECIFIED  FACTOR.  THE
INVESTMENT  STRATEGY OF SOME OF THE PORTFOLIOS MAY MAGNIFY (BOTH POSITIVELY AND NEGATIVELY) THE DAILY INVESTMENT  RESULTS OF THE APPLICABLE
INDEX.  IT IS RECOMMENDED  THAT ONLY THOSE ANNUITY OWNERS WHO ENGAGE A FINANCIAL  ADVISOR TO ALLOCATE THEIR ACCOUNT VALUE USING A STRATEGIC
OR TACTICAL  ASSET  ALLOCATION  STRATEGY  INVEST IN THESE  PORTFOLIOS.  WE HAVE  ARRANGED THE  PORTFOLIOS  BASED ON THE INDEX ON WHICH IT'S
INVESTMENT STRATEGY IS BASED.
--------------------------------------------------------------------------------------------------------------------------------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The S&P 500 Index(R)is a widely  used  measure of large U.S.  company  stock  performance.  It  consists  of the common  stocks of 500 major corporations  selected by Standard & Poor's(R)for their size and the frequency and ease with which their stocks trade,  reflecting  the full range and diversity of the U.S. economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull: seeks daily investment results,  before fees and expenses,  that correspond to   ProFund Advisors LLC
     S&P 500        the daily performance of the S&P 500(R)Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bear: seeks daily investment results,  before fees and expenses,  that correspond to the inverse  (opposite)  of the daily  performance  of the S&P 500(R)Index.  If the Portfolio is successful  in meeting its  objective,  the net asset value of the  Portfolio's  shares  should
     S&P 500        increase in  proportion  to any daily  decrease in the level of the S&P 500(R).  Conversely,  the   ProFund Advisors LLC
                    Portfolio's  net asset value should  decrease in proportion to any daily  increase in the level of the S&P 500 Index(R).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP Bull  Plus:  seeks  daily  investment  results,  before  fees  and  expenses,  that correspond  to one and a half times  (150%) the daily  performance  of the S&P 500(R)Index.  If the Portfolio is successful in meeting its objective,  it should gain  approximately  one and a
     S&P 500        half  times as much as the S&P 500(R)Index  when the  prices of the  securities  in the S&P 500(R) ProFund Advisors LLC
                    Index rise on a given day and should lose  approximately one and a half times as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The NASDAQ 100 Index(TM)contains 100 of the largest market capitalization and most active non-financial domestic and international  companies listed on the NASDAQ Stock Market based on market capitalization.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
    NASDAQ 100      ProFund VP OTC: seeks daily investment  results,  before fees and expenses,  that correspond to   ProFund Advisors LLC
                    the daily performance of the NASDAQ 100 Index(TM).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
    NASDAQ 100      ProFund  VP  Short  OTC:  seeks  daily  investment  results,  before  fees and  expenses,  that   ProFund Advisors LLC
                    correspond to the inverse  (opposite)  of the daily  performance  of the NASDAQ 100(TM)Index.  If the  Portfolio is  successful  in meeting its  objective,  the net asset value of the Portfolio shares  should  increase in  proportion  to any daily  decrease in the level of the NASDAQ 100(TM)
                    Index.  Conversely,  the net  asset  value  of  shares  of the  Portfolio  should  decrease  in proportion to any daily increase in the level of the NASDAQ 100(TM)Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
    NASDAQ 100      ProFund VP UltraOTC:  seeks daily investment results, before fees and expenses, that correspond   ProFund Advisors LLC
                    to  twice  (200%)  the  daily  performance  of the  NASDAQ  100(TM)Index.  If the  Portfolio  is
                    successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  NASDAQ 100(TM)Index when the prices of the securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
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The S&P MidCap 400 Index(R)is a widely used measure of medium capitalized U.S. company stock  performance.  It consists of the common stocks of 400 major corporations selected by Standard & Poor's(R)for their market size, industry group  representation,  and the frequency and ease with which their stocks trade, reflecting the full range and diversity of the U.S. economy.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
  S&P MIDCAP 400    ProFund VP Mid-Cap  Value:  seeks daily  investment  results,  before fees and  expenses,  that   ProFund Advisors LLC
                    correspond  to the  daily  performance  of the  S&P  MidCap  400/Barra  Value  Index(R).  The S&P
                    MidCap400/Barra  Value  Index(R)is a  capitalization-weighted  index that  comprises  all of the stocks in the S&P MidCap 400 Index(R)that have low price-to-book ratios.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  S&P MIDCAP 400    ProFund VP Mid-Cap  Growth:  seeks daily  investment  results,  before fees and expenses,  that   ProFund Advisors LLC
                    correspond to the daily  performance of the S&P MidCap 400/Barra Growth Index(R).  The S&P MidCap
                    400/Barra Growth Index(R)is a capitalization-weighted  index that comprises all of the stocks in the S&P MidCap 400 Index(R)that have high price-to-book ratios.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
  S&P MIDCAP 400    ProFund VP  UltraMid-Cap:  seeks  daily  investment  results,  before fees and  expenses,  that   ProFund Advisors LLC
                    correspond  to twice  (200%)  the  daily  performance  of the S&P  MidCap  400  Index(R).  If the
                    Portfolio is successful in meeting its objective,  it should gain  approximately  twice as much as the S&P  MidCap 400 Index(R)when the prices of the  securities  in the S&P MidCap 400 Index(R)
                    rise on a given day and should lose  approximately  twice as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
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The S&P SmallCap 600 Index(R)is an unmanaged index comprising 600 domestic stocks, with a market  capitalization valued at under one billion dollars,  chosen for market size, liquidity,  and industry group representation.  The index comprises stocks from the industrial,  utility, financial, and transportation sectors, reflecting the full range and diversity of the U.S. economy.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
 S&P SMALLCAP 600   ProFund VP Small-Cap Value:  seeks daily  investment  results,  before fees and expenses,  that   ProFund Advisors LLC
                    correspond  to the daily  performance  of the S&P  SmallCap  600/Barra  Value  Index(R).  The S&P
                    SmallCap  600/Barra Value Index(R)is a  capitalization-weighted  index that comprises all of the stocks in the S&P SmallCap 600 Index(R)that have low price-to-book ratios.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
 S&P SMALLCAP 600   ProFund VP Small-Cap Growth:  seeks daily investment  results,  before fees and expenses,  that   ProFund Advisors LLC
                    correspond  to the daily  performance  of the S&P SmallCap  600/Barra  Growth  Index(R).  The S&P
                    SmallCap 600/Barra Growth Index(R)is a  capitalization-weighted  index that comprises all of the stocks in the S&P SmallCap 600 Index(R)that have high price-to-book ratios.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
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The Russell  2000 Index(R)is an  unmanaged  index  consisting  of 2,000 small  company  common  stocks.  The Russell  2000 Index(R)comprises approximately 2000 of the smallest U.S. domiciled publicly traded common stocks that are included in the Russell 3000 Index(R).
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
   RUSSELL 2000     ProFund VP UltraSmall-Cap (f/k/a ProFund VP SmallCap):  seeks daily investment results,  before   ProFund Advisors LLC
                    fees and expenses,  that correspond to twice (200%) the daily  performance of the Russell 2000(R)
                    Index.  If the Portfolio is successful in meeting its objective,  it should gain  approximately twice as much as the Russell 2000 Index(R)when the prices of the  securities  in that index rise on a given day and should lose  approximately  twice as much when such  prices  decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
 U.S. GOV'T BOND    ProFund VP U.S.  Government  Plus: seeks daily  investment  results,  before fees and expenses,   ProFund Advisors LLC
                    that  correspond to 125% of the daily price  movement of the most recently  issued 30-year U.S.
                    Treasury Bond.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
 U.S. GOV'T BOND    ProFund VP Rising Rates Opportunity:  seeks daily investment results, before fees and expenses,   ProFund Advisors LLC
                    that  correspond  to 125% of the inverse  (opposite)  of the daily  price  movement of the most recently  issued  30-year U.S.  Treasury  Bond.  If the  Portfolio is successful in meeting its objective,  the net asset value of the Portfolio's  shares should decrease in proportion to any daily increase in the price of the 30-year U.S. Treasury Bond on a given day.  Conversely,  the net asset value of shares of the Portfolio  should increase in proportion to any daily decrease in the price of the 30-year U.S. Treasury Bond on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
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------------------- ------------------------------------------------------------------------------------------------ -----------------------
    LARGE CAP       First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The   First Trust Advisors
     BLEND          Portfolio  seeks to achieve its  objective  by  investing  primarily  in the ten common  stocks        L.P.
                    selected by the Investment  Policy Committee of Lehman Brothers Inc.  ("Lehman  Brothers") with the assistance of the Research  Department of Lehman  Brothers which, in their opinion have the greatest  potential for capital  appreciation  during the next year. The stocks included in the
                    Portfolio  are adjusted  annually on or about July 1st in  accordance  with the  selections  of
                    Lehman Brothers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                          SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    The  Prudential  Series  Fund,  Inc.  - SP  Jennison  International  Growth:  seeks to  provide
                    long-term   growth  of  capital.   The   Portfolio   pursues  its  objective  by  investing  in
                    equity-related  securities of foreign  issuers that the  Sub-advisor  believes will increase in value over a period of years.  The  Portfolio  invests  primarily  in the common stock of large
      INTER-        and  medium-sized  foreign  companies.  Under normal  circumstances,  the Portfolio  invests at
 NATIONAL EQUITY    least 65% of its total  assets in common  stock of foreign  companies  operating or based in at        Prudential
                    least five different  countries.  The Portfolio  looks  primarily for stocks of companies whose     Investments LLC/
                    earnings are growing at a faster rate than other companies and that have  above-average  actual   Jennison Associates
                    and  potential  earnings  growth  over  the long  term and  strong  financial  and  operational           LLC
                    characteristics.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R),"  "S&P(R)," "S&P 500(R),"  "Standard & Poor's 500," and "500" are trademarks of the  McGraw-Hill  Companies,  Inc. and have been licensed for use by American Skandia Investment Services,  Incorporated.  The Portfolio is not sponsored,  endorsed,  sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

The First Trust(R)10 Uncommon  Values  portfolio is not  sponsored  or created by Lehman  Brothers,  Inc.  ("Lehman  Brothers").  Lehman
Brothers' only  relationship  to First Trust is the licensing of certain  trademarks and trade names of Lehman  Brothers and of the "10
Uncommon  Values" which is determined,  composed and calculated by Lehman Brothers without regard to First Trust or the First Trust(R)10
Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP, other than the licensing of the Dow Jones sector  indices and its service marks for use in  connection  with the  ProFunds  VP. The  ProFunds VP are not  sponsored,  endorsed,  sold,  or promoted by Standard & Poor's or
NASDAQ, and neither Standard & Poor's nor NASDAQ makes any representations regarding the advisability of investing in the ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We offer fixed investment options of different  durations during the accumulation  period.  These "Fixed Allocations" earn a guaranteed fixed rate of interest  for a specified  period of time,  called the  "Guarantee  Period." In most states,  we offer Fixed  Allocations with  Guarantee  Periods  from 1 to 10 years.  We may also offer  special  purpose  Fixed  Allocations  for use with  certain  optional investment  programs.  We guarantee  the fixed rate for the entire  Guarantee  Period.  However,  if you  withdraw or transfer  Account
Value before the end of the Guarantee  Period,  we will adjust the value of your  withdrawal or transfer  based on a formula,  called a
"Market Value  Adjustment."  The Market Value  Adjustment  can either be positive or negative,  depending on the movement of applicable interest  rates  payable on Strips of the  appropriate  duration.  Please  refer to the  section  entitled  "How does the Market  Value
Adjustment  Work?" for a  description  of the formula along with examples of how it is  calculated.  You may allocate  Account Value to more than one Fixed Allocation at a time.

Fixed  Allocations may not be available in all states.  Availability of Fixed  Allocations is subject to change and may differ by state and by the  annuity  product  you  purchase.  Please  call  American  Skandia at  1-800-766-4530  to  determine  availability  of Fixed
Allocations in your state and for your annuity product.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?

Contingent  Deferred Sales Charge:  We do not deduct a sales charge from Purchase  Payments you make to your Annuity.  However,  we may deduct a  Contingent  Deferred  Sales Charge or CDSC if you  surrender  your  Annuity or when you make a partial  withdrawal.  The CDSC reimburses us for expenses  related to sales and  distribution of the Annuity,  including  commissions,  marketing  materials and other promotional  expenses.  The CDSC is  calculated as a percentage of your Purchase  Payment  being  surrendered  or withdrawn  during the applicable  Annuity Year. For purposes of  calculating  the CDSC, we consider the year following the Issue Date of your Annuity as Year
1.  The amount of the CDSC decreases over time, measured from the Issue Date of the Annuity.  The CDSC percentages are shown below.

       ---------------------- ---------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------

       YEARS                      1          2         3          4          5          6          7          8         9+
       ---------------------- ---------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
       ---------------------- ---------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------

       CHARGE (%)               7.5%       7.0%       6.5%      6.0%       5.0%       4.0%       3.0%       2.0%       0.0%
       ---------------------- ---------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------

The CDSC period is based on the Issue Date of the Annuity,  not on the date each Purchase  Payment is applied to the Annuity.  Purchase
Payments  applied to the Annuity  after the Issue Date do not have their own CDSC  period.  During the first  eight (8) Annuity  Years, under certain  circumstances  you can withdraw a limited amount of Account Value without paying a CDSC.  This is referred to as a "Free
Withdrawal."  After eight (8) complete  Annuity  Years,  you can  surrender  your Annuity or make a partial  withdrawal  without a CDSC being deducted from the amount being  withdrawn.  Free  Withdrawals  are not treated as a withdrawal of Purchase  Payments for purposes of  calculating  the CDSC on a subsequent  withdrawal or surrender.  Withdrawals  of amounts  greater than the maximum Free  Withdrawal amount are treated as a  withdrawal  of Purchase  Payments and will be assessed a CDSC during  Annuity  Years 1 through 8. For purposes of  calculating  the CDSC on a surrender  or a partial  withdrawal,  the Purchase  Payments  being  withdrawn  may be greater than your remaining  Account  Value or the amount of your  withdrawal  request.  This is most likely to occur if you have made prior  withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance.

We may waive the CDSC under certain  medically-related  circumstances or when taking a Minimum  Distribution  from an Annuity purchased as a "qualified"  investment.  Free Withdrawals,  Medically-Related  Surrenders and Minimum Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00 or
2% of your Account Value invested in the variable  investment  options,  whichever is less.  This fee will be deducted  annually on the anniversary  of the Issue Date of your Annuity or, if you surrender  your Annuity  during the Annuity Year,  the fee is deducted at the time of  surrender.  Currently,  the Annual  Maintenance  Fee is only  deducted  if your  Account  Value is less than  $100,000  on the anniversary  of the Issue Date or at the time of surrender.  We may increase the Annual  Maintenance  Fee.  However,  any increase will only apply to Annuities issued after the date of the increase.

Optional Benefits:  If you elect to purchase one or more optional  benefits,  we will deduct an additional charge on a daily basis from your Account  Value  allocated  to the  Sub-accounts.  The charge for each  optional  benefit is deducted in addition to the  Insurance
Charge due to the increased  insurance risk  associated  with the optional  benefits.  The  additional  charge is included in the daily calculation  of the Unit Price for each  Sub-account.  Please refer to the section  entitled  "Death  Benefit" for a description of the charge for each Optional  Death  Benefit.  Please refer to the section  entitled  "Managing  Your Account Value - Do you offer programs designed to guarantee a "return of premium" at a future date?" for a description of the charge for the Guaranteed Return Option.

Transfer Fee:  Currently,  you may make twenty (20) free transfers between  investment options each Annuity Year. We will charge $10.00 for each  transfer  after the  twentieth in each Annuity Year.  We do not consider  transfers  made as part of a dollar cost  averaging program when we count the twenty free  transfers.  Transfers  made as part of a  rebalancing,  market timing or third party  investment advisory  service will be subject to the  twenty-transfer  limit.  However,  all transfers  made on the same day will be treated as one
(1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its Guarantee  Period are not subject to the  Transfer Fee and are not counted  toward the twenty free  transfers.  We may reduce the number of free  transfers  allowable  each
Annuity Year (subject to a minimum of eight) without  charging a Transfer Fee unless you make use of electronic  means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically  or through other means that reduce our processing costs.

Tax  Charges:  Several  states  and some  municipalities  charge  premium  taxes or  similar  taxes.  The  amount of tax will vary from jurisdiction  to  jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%.  We  generally  will deduct the amount of tax payable at the time the tax is  imposed,  but may also decide to deduct tax  charges  from each  Purchase  Payment at the time of a  withdrawal  or  surrender  of your Annuity or at the time you elect to begin  receiving  annuity  payments.  We may assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE VARIABLE INVESTMENT OPTIONS?

Insurance  Charge:  We deduct an Insurance Charge daily against the average daily assets allocated to the  Sub-accounts.  The Insurance
Charge is equal to 0.65% on an annual  basis.  The  Insurance  Charge is intended to  compensate  American  Skandia for  providing  the insurance  benefits  under the  Annuity,  including  the  Annuity's  basic death  benefit  that  provides  guaranteed  benefits to your beneficiaries  even if the market  declines  and the risk that  persons we  guarantee  annuity  payments  to will live  longer than our assumptions.  The charge also covers  administrative  costs associated with providing the Annuity  benefits,  including  preparation of the contract,  confirmation  statements,  annual account  statements and annual  reports,  legal and accounting fees as well as various related  expenses.  Finally,  the charge covers the risk that our assumptions about the mortality risks and expenses under this Annuity are  incorrect and that we have agreed not to increase  these  charges over time despite our actual costs.  We may increase the portion of the total Insurance  Charge that is deducted for  administrative  costs;  however,  any increase will only apply to Annuities issued after the date of the increase.

American  Skandia may make a profit on the  Insurance  Charge if, over time,  the actual cost of  providing  the  guaranteed  insurance obligations  under the  Annuity  are less than the amount we deduct  for the  Insurance  Charge.  To the extent we make a profit on the
Insurance Charge,  such profit may be used for any other corporate  purpose,  including payment of other expenses that American Skandia incurs in promoting, distributing, issuing and administering the Annuity.

The  Insurance  Charge  is not  deducted  against  assets  allocated  to a Fixed  Allocation.  However,  the  amount we credit to Fixed
Allocations may also reflect similar assumptions about the insurance guarantees provided under the Annuity.

Distribution  Charge:  We  deduct  a  Distribution  Charge  daily  against  the  average  assets  allocated  to the  Sub-accounts.  The
Distribution  Charge is equal to 0.60% on an annual  basis in  Annuity  Years 1 through  8.  After the end of the first  eight  Annuity
Years,  the 0.60% charge for  distribution  will no longer be assessed.  The  Distribution  Charge is intended to  compensate  us for a portion of our acquisition  expenses under the Annuity,  including  promotion and distribution of the Annuity.  The Distribution Charge is deducted against your Annuity's  Account Value and any increases or decreases in your Account Value based on market  fluctuations of the  Sub-accounts.  A portion of the proceeds that American Skandia receives from the Distribution  Charge may include amounts based on market appreciation of the Sub-account values.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges  directly  against the  Portfolios.  However,  each  Portfolio  charges a total annual fee comprised of an investment  management fee,  operating  expenses and any distribution and service (12b-1) fees that may apply.  These fees are deducted daily by each  Portfolio  before it provides  American  Skandia  with the net asset value as of the close of  business  each day.  More detailed  information  about fees and charges can be found in the  prospectuses  for the  Portfolios.  Please  also see  "Service  Fees
Payable by Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted  when  determining  the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge  against  Account Value  allocated to the  Sub-accounts,  we also take into  consideration mortality,  expense,  administration,  profit and other factors in determining the interest rates we credit to Fixed  Allocations.  Any
CDSC or Tax Charge  applies to amounts that are taken from the variable  investment  options or the Fixed  Allocations.  A Market Value
Adjustment may also apply to transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?
In certain  states a tax is due if and when you exercise  your right to receive  periodic  annuity  payments.  The amount  payable will depend on the applicable  jurisdiction and on the annuity payment option you select.  If you select a fixed payment option,  the amount of each fixed  payment  will depend on the Account  Value of your Annuity when you elected to  annuitize.  There is no specific  charge deducted from these payments;  however,  the amount of each annuity payment reflects  assumptions about our insurance expenses.  If you select a  variable  payment  option  that we may offer,  then the amount of your  benefits  will  reflect  changes in the value of your
Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or  eliminate  certain  fees and  charges  or alter the manner in which the  particular  fee or charge is  deducted.  For example,  we may  reduce  the  amount of the CDSC or the  length of time it  applies,  reduce or  eliminate  the  amount of the  Annual
Maintenance Fee or reduce the portion of the total Insurance  Charge that is deducted as an  Administration  Charge.  Generally,  these types of  changes  will be based on a  reduction  to our  sales,  maintenance  or  administrative  expenses  due to the  nature  of the individual  or group  purchasing  the Annuity.  Some of the factors we might  consider in making such a decision  are: (a) the size and type of group;  (b) the number of Annuities  purchased by an Owner;  (c) the amount of Purchase  Payments or  likelihood  of additional
Purchase  Payments;  and/or (d) other  transactions where sales,  maintenance or administrative  expenses are likely to be reduced.  We will not discriminate  unfairly between Annuity  purchasers if and when we reduce the portion of the Insurance Charge attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial Purchase  Payment:  You must make a minimum initial Purchase Payment of $1,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial Purchase Payment provided that,  within the first
Annuity Year, you make at least $1,000 in total Purchase Payments.

Where  allowed by law,  initial  Purchase  Payments in excess of  $1,000,000  require our approval  prior to  acceptance.  We may apply certain limitations and/or  restrictions on the Annuity as a condition of our acceptance,  including limiting the liquidity features or the Death Benefit protection provided under the Annuity,  limiting the right to make additional Purchase Payments,  changing the number of transfers  allowable under the Annuity or restricting the Sub-accounts  that are available.  Other limitations  and/or  restrictions may apply.

Except as noted below,  Purchase  Payments  must be  submitted  by check drawn on a U.S.  bank,  in U.S.  dollars,  and made payable to
American  Skandia.  Purchase  Payments  may  also  be  submitted  via  1035  exchange  or  direct  transfer  of  funds.  Under  certain circumstances,  Purchase  Payments may be  transmitted  to American  Skandia via wiring funds  through your  investment  professional's broker-dealer  firm.  Additional  Purchase  Payments may also be applied to your Annuity under an  arrangement  called "bank  drafting"
                      ----------
where you  authorize  us to  deduct  money  directly  from your bank  account.  We may  reject  any  payment  if it is  received  in an unacceptable form.  Our acceptance of a check is subject to our ability to collect funds.

Age Restrictions:  The Owner must be age 80 or under as of the Issue Date of the Annuity.  If the Annuity is owned jointly,  the oldest of the Owners must be age 80 or under on the Issue Date. If the Annuity is owned by an entity,  the  Annuitant  must be age 80 or under as of the Issue Date.  You should  consider your need to access your Account Value and whether the  Annuity's  liquidity  features will satisfy that need.  If you take a  distribution  prior to age 591/2, you may be subject to a 10% penalty in addition to ordinary  income taxes on any gain.  The  availability  of  certain  optional  benefits  may vary based on the age of the Owner on the Issue Date of the
Annuity.

Owner, Annuitant and Beneficiary  Designations:  On your Application,  we will ask you to name the Owner(s),  Annuitant and one or more
Beneficiaries for your Annuity.

|X|      Owner:  The  Owner(s)  holds all  rights  under the  Annuity.  You may name  more than one Owner in which  case all  ownership
         -----
       rights are held jointly.  However,  this Annuity does not provide a right of survivorship.  Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant  is the person we agree to make  annuity  payments  to and upon whose life we continue to make such
         ---------
       payments.  You must name an Annuitant who is a natural  person.  We do not accept a designation of joint  Annuitants  during the accumulation  period. Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date.  Please refer to the discussion of  "Considerations  for Contingent
       Annuitants" in the Tax Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the person(s) or entity you name to receive the death  benefit.  If no beneficiary is named
         -----------
       the death benefit will be paid to you or your estate.

Your right to make certain  designations  may be limited if your Annuity is to be used as an IRA or other  "qualified"  investment that is given  beneficial  tax  treatment  under  the Code.  You  should  seek  competent  tax  advice on the  income,  estate  and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner,  Annuitant  and  Beneficiary  designations  by sending us a request in writing.  Where  allowed by law,  such changes will be subject to our acceptance.  Some of the changes we will not accept include, but are not limited to:
|X|      a new Owner  subsequent to the death of the Owner or the first of any joint Owners to die,  except where a  spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary  is the  surviving  spouse unless you elect an alternative  Beneficiary  designation.  Unless  you elect an  alternative  Beneficiary  designation,  upon the death of either  spousal
Owner,  the  surviving  spouse may elect to assume  ownership of the Annuity  instead of taking the Death  Benefit  payment.  The Death
Benefit  that  would  have been  payable  will be the new  Account  Value of the  Annuity  as of the date of due proof of death and any required proof of a spousal  relationship.  As of the date the assumption is effective,  the surviving  spouse will have all the rights and benefits that would be available  under the Annuity to a new purchaser of the same  attained age. For purposes of  determining  any future Death Benefit for the  beneficiary  of the surviving  spouse,  the new Account Value will be considered as the initial  Purchase
Payment.  No CDSC  will  apply to the new  Account  Value.  However,  any  additional  Purchase  Payments  applied  after  the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the  surviving  spouse is named as a Contingent  Annuitant,  upon the death of the  Annuitant, the surviving  spouse will become the  Annuitant.  No Death Benefit is payable upon the death of the  Annuitant.  However,  the Account
Value of the Annuity as of the date of due proof of death of the Annuitant  (and any required proof of the spousal  relationship)  will reflect the amount that would have been payable had a Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
If after  purchasing  your  Annuity  you change  your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel  period.  This is often  referred to as a  "free-look."  Depending  on the state in which you purchased your Annuity and, in some states,  if you purchased the Annuity as a replacement  for a prior  contract,  the right to cancel period may be ten (10) days,  twenty-one  (21) days or longer,  measured from the time that you received  your  Annuity.  If you return your Annuity during the applicable  period,  we will refund your current  Account Value plus any tax charge  deducted.  This amount may be higher or lower than your  original  Purchase  Payment.  Where  required by law, we will return your  current  Account  Value or the amount of your initial  Purchase  Payment,  whichever  is greater.  The same rules may apply to an Annuity that is purchased as an IRA.
In any situation  where we are required to return the greater of your Purchase  Payment or Account Value,  we may allocate your Account
Value to the AST Money Market  Sub-account  during the right to cancel period and for a reasonable  additional  amount of time to allow for delivery of your Annuity.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The minimum amount that we accept as an additional  Purchase  Payment is $100 unless you participate in American  Skandia's  Systematic
Investment Plan or a periodic  purchase payment program.  We will allocate any additional  Purchase Payments you make according to your most recent allocation instructions, unless you request new allocations when you submit a new Purchase Payment.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your  Annuity by  authorizing  us to deduct money  directly  from your bank account and
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applying it to your  Annuity.  This type of program is often  called  "bank  drafting".  We call our bank  drafting  program  "American
Skandia's  Systematic  Investment Plan." Purchase Payments made through bank drafting may only be allocated to the variable  investment options when  applied.  Bank  drafting  allows you to invest in your  Annuity with a lower  initial  Purchase  Payment,  as long as you authorize  payments  that will  equal at least  $1,000  during  the first 12 months of your  Annuity.  We may  suspend  or cancel  bank drafting privileges if sufficient funds are not available from the applicable  financial  institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified  investments.  If your employer sponsors such a program,  we may agree to accept  periodic  Purchase  Payments  through  a salary  reduction  program  as long as the  allocations  are made only to variable investment options and the periodic Purchase Payments received in the first year total at least $1,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial  Purchase  Payment:  Once we accept your  application,  we invest your net Purchase  Payment in the  Annuity.  The net Purchase
Payment is your initial  Purchase  Payment  minus any tax charges  that may apply.  On your  application  we ask you to provide us with instructions  for allocating your Account Value.  You can allocate  Account Value to one or more variable  investment  options or Fixed
Allocations.

In those states where we are required to return your Purchase  Payment if you exercise  your right to return the Annuity,  we initially allocate all amounts that you choose to allocate to the variable  investment  options to the AST Money Market  Sub-account.  At the end of the right to cancel  period we will  reallocate  your Account Value  according to your most recent  allocation  instructions.  Where permitted by law, we will allocate your Purchase Payments according to your initial  instructions,  without  temporarily  allocating to the AST Money Market  Sub-account.  To do this,  we will ask that you execute our form called a "return  waiver" that  authorizes us to allocate your Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the "return waiver" and then decide to return your  Annuity  during the right to cancel  period,  you will receive  your  current  Account  Value which may be more or less than your initial Purchase Payment (see "May I Return the Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will  allocate  any  additional  Purchase  Payments you make  according to your current  allocation instructions.  If any rebalancing or asset allocation  programs are in effect,  the allocation  should conform with such a program.  We assume  that your  current  allocation  instructions  are  valid  for  subsequent  Purchase  Payments  until you make a change to those allocations or request new allocations when you submit a new Purchase Payment.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the accumulation  period you may transfer  Account Value between  investment  options.  Transfers are not subject to taxation on any gain.  We currently  limit the number of  Sub-accounts  you can invest in at any one time to twenty (20).  However,  you can invest in an unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account you allocate  Account Value to at the time of any  allocation or transfer.  If you request a transfer and, as a result of the transfer,  there would be less than $500 in the Sub-account,  we may transfer the remaining Account Value in the Sub-account pro rata to the other investment  options to which you transferred.

We  may  impose  specific  restrictions  on  financial  transactions  for  certain  Portfolios  based  on  the  Portfolio's  investment restrictions.  Currently,  any purchase,  redemption or transfer involving the ProFunds VP Sub-accounts must be received by us no later than one hour  prior to any  announced  closing  of the  applicable  securities  exchange  (generally,  3:00 p.m.  Eastern  time) to be processed on the current  Valuation Day. The "cut-off" time for such financial  transactions  involving a ProFunds VP Sub-account  will be extended to1/2hour prior to any announced  closing  (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American Skandia's Internet website (www.americanskandia.com).

Currently,  we charge $10.00 for each transfer  after the twentieth  (20th) in each Annuity Year,  including  transfers made as part of any  rebalancing,  market timing,  asset  allocation or similar program which you have  authorized.  Transfers made as part of a dollar cost  averaging  program do not count  toward the twenty free  transfer  limit.  Renewals or  transfers  of Account  Value from a Fixed
Allocation  at the end of its  Guarantee  Period are not subject to the  transfer  charge.  We may reduce the number of free  transfers allowable  each Annuity Year (subject to a minimum of eight)  without  charging a Transfer Fee unless you make use of electronic  means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically  or through other means that reduce our processing costs.

We reserve the right to limit the number of transfers  in any Annuity  Year for all  existing or new Owners.  We also reserve the right to limit the number of  transfers  in any Annuity  Year or to refuse any  transfer  request  for an Owner or certain  Owners if: (a) we believe that  excessive  trading or a specific  transfer  request or group of transfer  requests may have a detrimental  effect on Unit
Values or the share prices of the  Portfolios;  or (b) we are informed by one or more of the Portfolios that the purchase or redemption of  shares  must be  restricted  because  of  excessive  trading  or a  specific  transfer  or group of  transfers  is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above could occur would be if the  aggregate  amount of a trade or trades  represented a relatively  large  proportion of the total assets of a  particular  Portfolio.  Under such a  circumstance,  we will process  transfers  according to our rules then in effect and provide notice if the transfer request was denied.  If a transfer request is denied, a new transfer request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation  period.  Dollar Cost Averaging  allows you to  systematically  transfer an amount  each month from one  investment  option to one or more other  investment  options.  You can choose to transfer  earnings  only, principal plus earnings or a flat dollar amount.  Dollar Cost Averaging  allows you to invest  regularly each month,  regardless of the current unit value (or price) of the  Sub-account(s)  you invest in. This  enables you to purchase  more units when the market price is low and fewer units when the market price is high.  This may result in a lower  average cost of units over time.  However,  there is no guarantee  that  Dollar Cost  Averaging  will result in a profit or protect  against a loss in a declining  market.  We do not deduct a charge for participating in a Dollar Cost Averaging program.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost Averaging from Fixed  Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal plus earnings.  If transferring  principal plus earnings,  the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE:  When a Dollar  Cost  Averaging  program is  established  from a Fixed  Allocation,  the fixed rate of interest we credit to your
Account  Value is applied to a  declining  balance due to the  transfers  of Account  Value to the  Sub-accounts  during the  Guarantee
Period.  This will reduce the effective rate of return on the Fixed Allocation over the Guarantee Period.

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American  Skandia may offer Fixed  Allocations with Guarantee  Periods of 6 months or 12 months  exclusively for use with a Dollar Cost
Averaging program ("DCA Fixed  Allocations").  DCA Fixed  Allocations are designed to automatically  transfer Account Value in either 6 or 12 payments under a Dollar Cost  Averaging  program.  Dollar Cost  Averaging  transfers will begin on the day following the date the
DCA Fixed  Allocation is established  and each month  following until the entire  principal  amount plus earnings is  transferred.  DCA
Fixed  Allocations may only be established  with your initial Purchase Payment or additional  Purchase  Payments.  You may not transfer existing Account Value to a DCA Fixed  Allocation.  We reserve the right to terminate  offering these special purpose Fixed Allocations at any time.
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Account  Value  allocated  to the DCA Fixed  Allocation  will be  transferred  to the  Sub-accounts  you choose  under the Dollar  Cost
Averaging  program.  If you terminate  the Dollar Cost  Averaging  program  before the entire  principal  amount plus earnings has been transferred to the  Sub-account(s),  you must transfer all remaining Account Value to any other investment  option.  Unless you provide alternate  instructions  at the time you terminate the Dollar Cost  Averaging  program,  Account Value will be  transferred  to the AST
Money Market  Sub-account.  Transfers from Fixed  Allocations  as part of a Dollar Cost  Averaging  program are not subject to a Market
Value  Adjustment.  However,  a Market Value Adjustment will apply if you terminate the Dollar Cost Averaging program before the entire principal amount plus earnings has been transferred to the Sub-account(s).

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes.  During the  accumulation  period,  we offer  automatic  rebalancing  among the variable  investment  options you choose.  You can choose  to have your  Account  Value  rebalanced  quarterly,  semi-annually,  or  annually.  On the  appropriate  date,  your  variable investment  options are rebalanced to the allocation  percentages you request.  For example,  over time the performance of the variable investment  options  will  differ,  causing  your  percentage  allocations  to shift.  With  automatic  rebalancing,  we  transfer  the appropriate  amount  from the  "overweighted"  Sub-accounts  to the  "underweighted"  Sub-accounts  to return your  allocations  to the percentages  you  request.  If you request a transfer  from or into any  variable  investment  option  participating  in the  automatic rebalancing  program,  we will assume that you wish to change your rebalancing  percentages as well, and will automatically  adjust the rebalancing percentages in accordance with the transfer unless we receive alternate instructions from you.

You must have a minimum Account Value of at least $10,000 to enroll in automatic  rebalancing.  All  rebalancing  transfers made on the same day as part of an automatic  rebalancing  program are  considered as one transfer when counting the number of transfers  each year toward the maximum number of free transfers. We do not deduct a charge for participating in an automatic rebalancing program.

DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?
Yes. We offer two  different  programs for  investors  who wish to invest in the variable  investment  options but also wish to protect their  principal,  at least as of a specific  date in the  future.  You may not want to use either of these  programs  if you expect to begin taking annuity payments before the program would be completed.

Balanced Investment Program
We offer a balanced  investment  program  where a portion of your Account  Value is allocated to a Fixed  Allocation  and the remaining
Account Value is allocated to the variable  investment  options that you select.  When you enroll in the Balanced  Investment  Program, you choose the  duration  that you wish the  program to last.  This  determines  the  duration  of the  Guarantee  Period for the Fixed
Allocation.  Based on the fixed rate for the  Guarantee  Period  chosen,  we calculate  the portion of your Account  Value that must be allocated to the Fixed Allocation to grow to a specific  "principal amount" (such as your initial Purchase  Payment).  We determine the amount  based on the rates then in effect for the  Guarantee  Period you  choose.  If you  continue  the  program  until the end of the
Guarantee  Period and make no withdrawals or transfers,  at the end of the Guarantee  Period,  the Fixed  Allocation will have grown to equal the  "principal  amount".  Withdrawals  or  transfers  from the Fixed  Allocation  before the end of the  Guarantee  Period  will terminate  the program and may be subject to a Market Value  Adjustment.  You can transfer the Account  Value that is not  allocated to the Fixed  Allocation  between any of the  Sub-accounts  available  under the  Annuity.  Account  Value you  allocate  to the  variable investment  options  is  subject  to market  fluctuations  and may  increase  or  decrease  in  value.  We do not  deduct a charge  for participating in the Balanced Investment Program.

         Example
         Assume you invest  $100,000.  You choose a 10-year program and allocate a portion of your Account Value to a Fixed  Allocation with a 10-year  Guarantee Period.  The rate for the 10-year  Guarantee Period is 5.33%*.  Based on the fixed interest rate for the Guarantee  Period chosen,  the factor is 0.594948 for  determining how much of your Account Value will be allocated to the
         Fixed  Allocation.  That means that  $59,495  will be  allocated  to the Fixed  Allocation  and the  remaining  Account  Value
         ($41,505)  will be  allocated to the variable  investment  options.  Assuming  that you do not make any  withdrawals  from the
         Fixed  Allocation,  it will grow to $100,000 at the end of the Guarantee  Period. Of course we cannot predict the value of the remaining Account Value that was allocated to the variable investment options.

*        The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

Guaranteed Return Option (GRO)SM
We also offer a  seven-year  program  where we monitor your Account  Value daily and  systematically  transfer  amounts  between  Fixed
Allocations  and the variable  investment  options you choose.  American  Skandia  guarantees that at the end of the seventh (7th) year from  commencement  of the program (or any program  restart  date),  you will receive no less than your  Account  Value on the date you elected to  participate  in the program  ("commencement  value").  On the program  maturity  date,  if your Account  Value is below the commencement  value,  American Skandia will apply additional  amounts to your Annuity so that it is equal to commencement value or your
Account  Value on the date you elect to restart the program  duration.  Any amounts  added to your  Annuity  will be applied to the AST
Money  Market  Sub-account,  unless you provide us with  alternative  instructions.  We will  notify you of any  amounts  added to your
Annuity  under the program.  We do not  consider  amounts  added to your  Annuity to be  "investment  in the  contract"  for income tax purposes.

Account  Value is only  transferred  to and  maintained  in Fixed  Allocations  to the  extent we, in our sole  discretion,  deem it is
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necessary  to support our  guarantee  under the  program.  This differs  from the  Balanced  Investment  Program  where a set amount is allocated to a Fixed  Allocation  regardless of the  performance of the  underlying  Sub-accounts.  With the Guaranteed  Return Option, your Annuity is able to participate in the upside potential of the Sub-accounts  while only  transferring  amounts to Fixed Allocations to protect against  significant  market downturns.  NOTE: If a significant  amount of your Account Value is systematically  transferred to Fixed Allocations  during prolonged market declines,  less of your Account Value may be immediately  available to participate in the upside potential of the Sub-accounts if there is a subsequent market recovery.

Each  business day we monitor the  performance  of your Account Value to determine  whether it is greater  than,  equal to or below our
"reallocation  trigger",  described  below.  Based on the performance of the  Sub-accounts in which you choose to allocate your Account
Value  relative to the  reallocation  trigger,  we may transfer  some or all of your Account Value to or from a Fixed  Allocation.  You have  complete  discretion  over the  allocation  of your Account  Value that remains  allocated  in the variable  investment  options.
However, we reserve the right to restrict certain Portfolios if you participate in the program.

|X|      Account Value greater than or equal to reallocation  trigger:  Your Account Value in the variable  investment  options remains allocated according to your most recent  instructions.  If a portion of Account Value was previously allocated to a Fixed
              Allocation,  those amounts may be transferred  from the Fixed  Allocation  and  re-allocated  to the variable  investment options pro-rata according to your current allocations.  A Market Value Adjustment will apply.

|X|      Account Value below reallocation  trigger:  A portion of your Account Value in the variable  investment options is transferred to a new Fixed Allocation.  These amounts are transferred on a pro-rata basis from the variable investment  options.  The new Fixed Allocation will have a Guarantee Period equal to the remaining  duration in the Guaranteed  Return Option.  The
              Account Value applied to the new Fixed  Allocation  will be credited with the fixed interest rate then being applied to a new Fixed Allocation of the next higher yearly  duration.  The Account Value will remain invested in the Fixed Allocation until the maturity date of the program  unless,  at an earlier date,  your Account Value is at or above the  reallocation trigger and amounts can be transferred to the variable  investment  options (as described  above) while  maintaining  the guarantee protection under the program.

American  Skandia uses an  allocation  mechanism  based on  assumptions  of expected and maximum  market  volatility  to determine  the reallocation  trigger.  The  allocation  mechanism is used to determine the allocation of Account Value between Fixed  Allocations  and the Sub-accounts you choose.  American  Skandia reserves the right to change the allocation  mechanism and the reallocation  trigger at its discretion.

Program Termination
The Guaranteed  Return Option will  terminate on its maturity  date. You can elect to participate in a new Guaranteed  Return Option or re-allocate  your  Account  Value at that time.  Upon  termination,  any  Account  Value  allocated  to the Fixed  Allocations  will be transferred to the AST Money Market Sub-account, unless you provide us with alternative instructions.

Special Considerations under the Guaranteed Return Option
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      You may  terminate  the  Guaranteed  Return  Option at any  time.  American  Skandia  does not  provide  any  guarantees  upon termination of the program.
|X|      Withdrawals  from your  Annuity  while the  program  is in effect  will  reduce the  guaranteed  amount  under the  program in proportion  to your  Account  Value at the time of the  withdrawal.  Withdrawals  will be subject to all other  provisions  of the
     Annuity, including any Contingent Deferred Sales Charge or Market Value Adjustment that would apply.
|X|      Additional  Purchase Payments applied to the Annuity while the program is in effect will only increase the amount  guaranteed;
     however, all or a portion of any additional Purchase Payments may be allocated to the Fixed Allocations.
|X|      Annuity Owners cannot  transfer  Account Value to or from a Fixed  Allocation  while  participating  in the program and cannot participate in any dollar cost averaging program that transfers  Account Value from a Fixed Allocation to the variable  investment options.
|X|      Transfers  from Fixed  Allocations  will be subject to the Market Value  Adjustment  formula under the Annuity;  however,  the
     0.10%  "cushion"  feature of the formula will not apply. A Market Value  Adjustment may be either  positive or negative.  Transfer amounts will be taken from the most recently applied Fixed Allocation.
|X|      Transfers from the  Sub-accounts to Fixed  Allocations or from Fixed  Allocations to the  Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      The Guaranteed  Return Option will terminate:  (a) upon the death of the Owner or the Annuitant (in an entity owned contract);
     and (b) as of the date Account Value is applied to begin annuity payments.
|X|      You can elect to  restart  the seven (7) year  program  duration  on any  anniversary  of the Issue Date of the  Annuity.  The
     Account Value on the date the restart is effective  will become the new  commencement  value.  You can only elect the program once per Annuity Year.

Charges under the Program
We deduct a charge  equal to 0.25% per year to  participate  in the  Guaranteed  Return  Option.  The annual  charge is deducted  daily against your Account  Value  allocated to the  Sub-accounts.  Account  Value  allocated to Fixed  Allocations  under the program is not subject to the charge.  The charge is  deducted  to  compensate  American  Skandia  for:  (a) the risk that your  Account  Value on the maturity date of the program is less than the amount guaranteed; and (b) administration of the program.

MAY I AUTHORIZE MY INVESTMENT PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes.  You may  authorize  your  investment  professional  to direct the  allocation  of your  Account  Value and to  request  financial transactions  between  investment  options while you are living,  subject to our rules. You must contact us immediately if and when you revoke such authority.  We will not be responsible for acting on instructions  from your investment  professional if you fail to inform us that such person's  authority has been revoked.  We may also suspend,  cancel or limit these  privileges at any time. We will notify you if we do.

We or an affiliate of ours may provide administrative support to licensed,  registered investment  professionals or investment advisors who you authorize to make financial  transactions on your behalf.  These investment  professionals may be firms or persons who also are appointed by us as authorized  sellers of the Annuity.  However,  we do not offer advice about how to allocate your Account Value under any  circumstance.  Any  investment  professionals  you engage to provide  advice  and/or make  transfers  for you is not acting on our behalf.  We are not  responsible for any  recommendations  such investment  professionals  make, any market timing or asset  allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require  investment  professionals  or investment  advisors,  who are authorized by multiple  contract  owners to make financial transactions,  to enter into an  administrative  agreement with American  Skandia as a condition of our accepting  transactions on your behalf.  The  administrative  agreement may impose  limitations on the investment  professional's  or investment  advisor's  ability to request  financial  transactions on your behalf.  These  limitations  are intended to minimize the detrimental  impact of an investment professional  who is in a position to  transfer  large  amounts of money for  multiple  clients in a  particular  Portfolio  or type of portfolio or to comply with specific  restrictions or limitations  imposed by a Portfolio(s) on American  Skandia.  The  administrative agreement  may limit  the  available  investment  options,  require  advance  notice of large  transactions,  or impose  other  trading limitations on your investment  professional.  Your  investment  professional  will be informed of all such  restrictions on an ongoing basis.  We may also require that your  investment  professional  transmit  all  financial  transactions  using the  electronic  trading functionality  available  through our Internet  website  (www.americanskandia.com).  Limitations  that we may impose on your investment professional or investment advisor under the terms of the  administrative  agreement do not apply to financial  transactions  requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
We credit  the fixed  interest  rate to the Fixed  Allocation  throughout  a set  period of time  called a  "Guarantee  Period."  Fixed
Allocations  currently are offered with Guarantee  Periods from 1 to 10 years.  We may make Fixed  Allocations  of different  durations available in the future,  including Fixed Allocations  offered  exclusively for use with certain optional  investment  programs.  Fixed
Allocations  may not be available in all states and may not always be available for all Guarantee  Periods  depending on market factors and other considerations.

The interest  rate credited to a Fixed  Allocation  is the rate in effect when the  Guarantee  Period begins and does not change during the Guarantee  Period.  The rates are an effective annual rate of interest.  We determine the interest rates for the various  Guarantee
Periods.  At the time that we confirm  your Fixed  Allocation,  we will  advise  you of the  interest  rate in effect and the date your
Fixed  Allocation  matures.  We may change the rates we credit new Fixed  Allocations at any time. Any change in interest rate does not affect  Fixed  Allocations  that  were in  effect  before  the date of the  change.  To  inquire  as to the  current  rates  for  Fixed
Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent  permitted by law, we may  establish  different  interest  rates for Fixed  Allocations  offered to a class of Owners who choose to participate in various optional  investment programs we make available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar  cost  averaging  program  (see "Do You Offer  Dollar Cost  Averaging?")  or a balanced investment  program (see "Do you offer  programs  designed to guarantee a "Return of Premium" at a future  date?").  The interest  rate credited to Fixed  Allocations  offered to this class of purchasers may be different than those offered to other  purchasers who choose the same Guarantee Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

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American Skandia may offer Fixed Allocations with Guarantee  Periods of 3 months or 6 months  exclusively for use as a short-term Fixed
Allocation  ("Short-term Fixed  Allocations").  Short-term Fixed Allocations may only be established with your initial Purchase Payment or additional  Purchase  Payments.  You may not transfer existing Account Value to a Short-term Fixed Allocation.  We reserve the right to terminate offering these special purpose Fixed Allocations at any time.
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On the Maturity Date of the Short-term  Fixed  Allocation,  the Account Value will be transferred to the  Sub-account(s)  you choose at the  inception of the  program.  If no  instructions  are  provided,  such Account  Value will be  transferred  to the AST Money Market
Sub-account.  Short-term  Fixed  Allocations  may not be renewed on the Maturity  Date.  If you  surrender  the Annuity or transfer any
Account Value from the Short-term  Fixed  Allocation to any other  investment  option before the end of the Guarantee  Period, a Market
Value Adjustment will apply.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for  determining  the fixed  interest rates for Fixed  Allocations.  Generally the interest rates we offer for Fixed  Allocations  will reflect the  investment  returns  available on the types of investments we make to support our fixed rate  guarantees.  These  investment  types may include  cash,  debt  securities  guaranteed by the United  States  government  and its agencies and  instrumentalities,  money market  instruments,  corporate debt obligations of different  durations,  private  placements, asset-backed  obligations  and municipal  bonds.  In  determining  rates we also  consider  factors such as the length of the Guarantee
Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity  of the markets for the type of  investments  we make, commissions,  administrative  and investment  expenses,  our insurance  risks in relation to the Fixed  Allocations,  general  economic trends and  competition.  Some of these  considerations  are similar to those we consider in determining  the Insurance  Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit  interest on a new Fixed  Allocation  in an existing  Annuity at a rate not less than the rate we are then  crediting to
Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rate we  credit  for a  Fixed  Allocation  is  subject  to a  minimum.  Please  refer  to the  Statement  of  Additional
Information.  In certain states the interest rate may be subject to a minimum under state law or regulation.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?
If you transfer or withdraw  Account Value from a Fixed  Allocation more than 30 days before the end of its Guarantee  Period,  we will adjust the value of your investment  based on a formula,  called a "Market Value  Adjustment" or "MVA".  The amount of any Market Value
Adjustment  can be either  positive  or  negative,  depending  on the  movement  of a  combination  of Strip  Yields  on Strips  and an
Option-adjusted  Spread  (each as defined  below)  between  the time that you  purchase  the Fixed  Allocation  and the time you make a transfer  or  withdrawal.  The  Market  Value  Adjustment  formula  compares  the  combination  of  Strip  Yields  for  Strips  and the
Option-adjusted  Spreads  as of the  date the  Guarantee  Period  began  with  the  combination  of Strip  Yields  for  Strips  and the
Option-adjusted  Spreads as of the date the MVA is being  calculated.  In certain states the amount of any Market Value  Adjustment may be limited  under state law or  regulation.  If your Annuity is governed by the laws of that state,  any Market Value  Adjustment  that applies will be subject to our rules for complying with such law or regulation.

|X|      "Strips" are a form of security where  ownership of the interest  portion of United States  Treasury  securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and  government  debt  securities  of  comparable  duration.  We currently  use the Merrill  Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

MVA Formula
The MVA formula is applied  separately to each Fixed  Allocation to determine the Account Value of the Fixed Allocation on a particular date.  The formula is as follows:

                                                      [(1+I) / (1+J+0.0010)]N/365
                                                                where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The following hypothetical examples show the effect of the MVA in determining Account Value.  Assume the following:
|X|      On December 31, 2000,  you allocate  $50,000 into a Fixed  Allocation  with a Guarantee  Period of 5 years (e.g.  the Maturity
         Date is December 31, 2005).
|X|      The Strip Yields for coupon Strips  beginning on December 31, 2000 and maturing on December 31, 2005 plus the  Option-adjusted
         Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw  the entire Fixed  Allocation  after  exactly  three (3)
         years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume  that at the  time  you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005  plus the
Option-adjusted Spread is 4.00%  (J = 4.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                  MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                                      Interim Value = $57,881.25
                                   Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume  that at the  time  you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005  plus the
Option-adjusted Spread is 7.00% (J = 7.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                  MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                                      Interim Value = $57,881.25
                                  Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The "Maturity  Date" for a Fixed  Allocation  is the last day of the  Guarantee  Period.  Before the Maturity  Date,  you may choose to renew the Fixed  Allocation  for a new Guarantee  Period of the same or different  length or you may transfer all or part of that Fixed
Allocation's  Account  Value to another  Fixed  Allocation  or to one or more  Sub-accounts.  We will not charge a MVA if you choose to renew a Fixed  Allocation  on its Maturity  Date or transfer the Account  Value to one or more  variable  investment  options.  We will notify you before  the end of the  Guarantee  Period  about the fixed  interest  rates  that we are  currently  crediting  to all Fixed
Allocations that are being offered.  The rates being credited to Fixed Allocations may change before the Maturity Date.

If you do not specify how you want a Fixed  Allocation  to be allocated on its Maturity  Date,  we will then transfer the Account Value of the  Fixed  Allocation  to the AST  Money  Market  Sub-account.  You can then  elect to  allocate  the  Account  Value to any of the
Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  period you can access your Account Value  through  Partial  Withdrawals,  Systematic  Withdrawals,  and where required for tax  purposes,  Minimum  Distributions.  You can also  surrender  your Annuity at any time. We may deduct a portion of the
Account Value being  withdrawn or  surrendered  as a CDSC. If you  surrender  your Annuity,  in addition to any CDSC, we may deduct the
Annual  Maintenance  Fee,  any Tax Charge  that  applies and the charge for any  optional  benefits.  We may also apply a Market  Value
Adjustment  to any Fixed  Allocations.  Certain  amounts  may be  available  to you each  Annuity  Year that are not subject to a CDSC.
These are  called  "Free  Withdrawals."  In  addition,  under  certain  circumstances,  we may waive the CDSC for  surrenders  made for qualified  medical reasons or for  withdrawals  made to satisfy Minimum  Distribution  requirements.  Unless you notify us differently, withdrawals  are taken pro-rata based on the Account Value in the investment  options at the time we receive your  withdrawal  request.
Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A distribution  during the  accumulation  period is deemed to come first from any "gain" in your Annuity and second as a return of your
"tax  basis",  if any.  Distributions  from your  Annuity  are  generally  subject to  ordinary  income  taxation  on the amount of any investment  gain unless the  distribution  qualifies as a non-taxable  exchange or transfer.  If you take a  distribution  prior to the taxpayer's  age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income  taxes on any gain.  You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment.  The Code and  regulations  have  "exclusionary  rules" that we use to determine  what portion of each annuity payment  should  be  treated  as a  return  of any tax  basis  you have in the  Annuity.  Once the tax  basis in the  Annuity  has been distributed,  the  remaining  annuity  payments  are  taxable as  ordinary  income.  The tax basis in the  Annuity  may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.

|X|      To meet liquidity  needs,  you can withdraw a limited amount from your Annuity during each of Annuity Years 1-8 without a CDSC being  applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal  amount is not  available if you choose to surrender  your  Annuity.  Amounts  withdrawn  as a Free  Withdrawal  do not  reduce  the amount of CDSC that may apply upon a subsequent withdrawal or surrender of the Annuity.  The minimum Free Withdrawal you may request is $100.

|X|      You can also make  withdrawals  in excess of the Free  Withdrawal  amount.  We call this a  "Partial  Withdrawal."  The amount that you may withdraw will depend on the Annuity's  Surrender  Value. The Surrender Value is equal to your Account Value minus any CDSC, the Annual  Maintenance Fee, the Tax Charge,  any charges for optional benefits and any Market Value Adjustment that may apply to any Fixed  Allocations.  After any Partial  Withdrawal,  your  Annuity  must have a  Surrender  Value of at least
         $1,000,  or we may treat the Partial  Withdrawal  request as a request to fully  surrender your Annuity.  The minimum  Partial
         Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals and Systematic  Withdrawals,  we will first determine what, if any, amounts qualify as a Free  Withdrawal.  Those amounts are not subject to the CDSC.  Partial  Withdrawals  or Systematic  Withdrawals of amounts greater than the maximum Free Withdrawal amount will be subject to a CDSC.

You may request a withdrawal  for an exact dollar  amount after  deduction  of any CDSC that  applies  (called a "net  withdrawal")  or request a gross  withdrawal  from which we will deduct any CDSC that  applies,  resulting  in less money being  payable to you than the amount you  requested.  If you  request a net  withdrawal,  the amount  deducted  from your  Account  Value to pay the CDSC may also be subject to a CDSC.

Partial Withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

To request the forms necessary to make a withdrawal from your Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Years 1-8
The  maximum  Free  Withdrawal  amount  during  each of  Annuity  Years 1 through  8 (when a CDSC  would  otherwise  apply to a partial withdrawal or surrender of your initial  Purchase  Payments) is 10% of all Purchase  Payments.  The 10% Free  Withdrawal  amount is not cumulative.  Withdrawals of amounts  greater than the maximum Free Withdrawal  amount are treated as a withdrawal of Purchase  Payments and will be assessed a CDSC during  Annuity Years 1 through 8. If, during  Annuity Years 1 through 8, all Purchase  Payments  withdrawn are subject to a CDSC,  then any  subsequent  withdrawals  will be withdrawn  from any gain in the  Annuity.  If you do not make a Free
Withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

Annuity Years 9+
After Annuity Year 8, you can surrender your Annuity or make a partial  withdrawal  without a CDSC being deducted from the amount being withdrawn.

NOTE:  Amounts  that you have  withdrawn  as a Free  Withdrawal  will not reduce  the amount of any CDSC that we deduct if,  during the first eight (8) Annuity Years, you make a partial withdrawal or choose to surrender the Annuity.

Examples
1.       Assume  you make an  initial  Purchase  Payment  of  $10,000  and make no  additional  Purchase  Payments.  The  maximum  Free
     Withdrawal amount during each of the first eight Annuity Years would be 10% of $10,000, or $1,000.

2.       Assume you make an initial  Purchase  Payment of $10,000 and make an additional  Purchase Payment of $5,000 in Annuity Year 6.
     The maximum Free Withdrawal  amount during Annuity Years 7 and 8 would be 10% of $15,000,  or $1,500.  Beginning in Annuity Year 9
     and thereafter,  you can surrender your Annuity or make a partial  withdrawal  without a CDSC being deducted from the amount being withdrawn.

3.       Assume you make an initial  Purchase  Payment of $10,000 and take a Free  Withdrawal  of $500 in Annuity  Year 6 and $1,000 in
     Annuity Year 7. If you surrender your Annuity in Annuity Year 8, the CDSC will be assessed  against the initial  Purchase  Payment amount  ($10,000),  not the amount of Purchase  Payments  reduced by the amounts  that were  withdrawn  under the Free  Withdrawal provision.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be assessed  against a Partial  Withdrawal  during the first eight (8) Annuity Years.  Whether a CDSC applies and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal  amount and, if so, the number of years that have elapsed since the Issue Date of the Annuity.

1.       If you request a Partial  Withdrawal,  we determine if the amount you  requested is available as a Free  Withdrawal  (in which case it would not be subject to a CDSC);
2.       If the amount  requested  exceeds the  available  Free  Withdrawal  amount,  we  determine if a CDSC will apply to the Partial
     Withdrawal  based on the number of years that have  elapsed  since the Annuity was issued.  The  maximum  Free  Withdrawal  amount during each of Annuity Years 1 through 8 is 10% of all Purchase  Payments.  Withdrawals  of amounts  greater than the maximum Free
     Withdrawal  amount are treated as a  withdrawal  of Purchase  Payments and will be assessed a CDSC.  If,  during  Annuity  Years 1 through 8, all Purchase Payments are withdrawn subject to a CDSC, then any subsequent  withdrawals will be withdrawn from any gain in the Annuity.

3.       If the amount  requested  exceeds the amounts  available under Item #2 above, we withdraw the remaining  amount from any other
     Account Value.
|X|      If the Annuity has been in effect for less than eight  complete  years,  a CDSC will be charged on the amount of the  Purchase
         Payment being withdrawn, according to the CDSC table.
|X|      If the Annuity has been in effect for more than eight complete years, no CDSC will be charged on the amount being withdrawn.

For  purposes of  calculating  the CDSC on a partial  withdrawal,  the  Purchase  Payments  being  withdrawn  may be greater  than your remaining  Account  Value or the amount of your  withdrawal  request.  This is most likely to occur if you have made prior  withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance.

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals."  You can receive  Systematic  Withdrawals of earnings only,  principal plus earnings or a flat  dollar  amount.  Systematic  Withdrawals  during the first eight (8) Annuity  Years may be subject to a CDSC.  We will  determine whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals can be made from Account Value allocated to the variable  investment options or Fixed  Allocations.  Generally,
Systematic  Withdrawals from Fixed Allocations are limited to earnings accrued after the program of Systematic  Withdrawals  begins, or payments of fixed dollar  amounts that do not exceed such  earnings.  Systematic  Withdrawals  are  available on a monthly,  quarterly, semi-annual  or annual  basis.  The  Surrender  Value of your  Annuity  must be at least  $20,000  before we will  allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal  is $100.  If any  scheduled  Systematic  Withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding vehicle for certain  retirement  plans that receive special tax treatment under Sections 401,
403(b) or 408 of the Code,  Section  72(t) of the Code may provide an exception to the 10% penalty tax on  distributions  made prior to age 59 1/2if you elect to receive  distributions as a series of "substantially  equal periodic  payments".  Distributions  received under this  provision  in any Annuity  Year that exceed the maximum  amount  available  as a free  withdrawal  will be subject to a CDSC.  To request a program  that  complies  with Section  72(t),  you must provide us with  certain  required  information  in writing on a form acceptable to us. We may require  advance  notice to allow us to calculate  the amount of 72(t)  withdrawals.  The  Surrender  Value of your Annuity must be at least $20,000  before we will allow you to begin a program for  withdrawals  under Section  72(t).  The minimum amount for any such withdrawal is $100.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum  Distributions  are a type of Systematic  Withdrawal we allow to meet distribution  requirements  under Sections 401, 403(b) or
408 of the Code.  Under the Code,  you may be required to begin  receiving  periodic  amounts from your Annuity.  In such case, we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code. We do not assess a
CDSC on Minimum  Distributions  from your Annuity if you are required by law to take such  Minimum  Distributions  from your Annuity at the time it is taken.  However,  a CDSC may be  assessed  on that  portion of a  Systematic  Withdrawal  that is taken to  satisfy  the minimum  distribution  requirements  in relation to other  savings or  investment  plans under  other  qualified  retirement  plans not maintained with American Skandia.

The amount of the required Minimum  Distribution for your particular  situation may depend on other annuities,  savings or investments.
We will only  calculate  the amount of your required  Minimum  Distribution  based on the value of your  Annuity.  We require three (3)
days advance written notice to calculate and process the amount of your payments.  We may charge you for calculating  required  Minimum
Distributions.  You may elect to have Minimum Distributions paid out monthly,  quarterly,  semi-annually or annually.  The $100 minimum that applies to Systematic Withdrawals does not apply to Minimum Distributions.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During the  accumulation  period you can  surrender  your Annuity at any time.  Upon  surrender,  you will receive the  Surrender
Value.  Upon surrender of your Annuity, you will no longer have any rights under the Annuity.

For purposes of calculating the CDSC on surrender,  the Purchase  Payments being  withdrawn may be greater than your remaining  Account
Value or the  amount  of your  withdrawal  request.  This is most  likely to occur if you have made  prior  withdrawals  under the Free
Withdrawal provision or if your Account Value has declined in value due to negative market performance.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms necessary to surrender your Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet
Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law,  you may request to surrender  your  Annuity  prior to the Annuity Date without  application  of any CDSC upon occurrence of a medically-related "Contingency Event".  The amount payable will be your Account Value.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the Annuitant's  confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received  exceed  $500,000 for all annuities  issued by us with this benefit where the same person is named as Annuitant.

The  Annuitant  must have been named or any  change of  Annuitant  must have been  accepted  by us,  prior to the  "Contingency  Event"
described above in order to qualify for a medically-related surrender.

The  definitions  of "Medical Care  Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your
Annuity.  Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity  options  available that provide fixed annuity  payments,  variable  payments or adjustable  payments.  Fixed options  provide the same  amount with each  payment.  Variable  options  generally  provide a payment  which may  increase or decrease depending on the investment  performance of the  Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is periodically  adjusted based on current  interest rates. We do not guarantee to make any annuity payment options  available in the future.  For additional  information on annuity payment options you may request a Statement of Additional Information.

When you  purchase an Annuity,  or at a later date,  you may choose an Annuity  Date,  an annuity  option and the  frequency of annuity payments.  You may change your  choices up to 30 days before the  Annuity  Date.  A maximum  Annuity  Date may be required by law.  Any change to these  options must be in writing.  The Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available depending on the age of the Annuitant.

Certain of these annuity  options may be available to  Beneficiaries  who choose to receive the Death  Benefit  proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this section) is the person or persons upon whose life annuity  payments are based. No additional  annuity  payments are made after the death of the key life.  Since no minimum number of payments is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one  payment  will be payable if the death of the key life occurs before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This Option is  currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives,  and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum number of payments is  guaranteed  under this option.  It is possible that only one payment will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death  benefits  would be payable.  This Option is currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10 or 15 years),  the remaining  payments are paid to the Beneficiary until the end of such  period.  This Option is  currently  available  on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this  option,  you can request  partial or full  surrender  of the annuity and receive its then current cash value (if any)
subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies  before the end of the  specified  number of years,  the  remaining  payments  are paid to the  Beneficiary  until the end of such period.  Note that under this option,  payments are not based on any  assumptions of life  expectancy.  Therefore,  that portion of the
Insurance  Charge  assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner  selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for Life with a Cash Value:  Under this option,  benefits are payable  periodically  until the death of the key life.
Benefits may increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also  varies  with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile  investment performance so that negative  investment  performance  does not  automatically  result in a decrease in the annuity payment each month, and positive  investment  performance  does not  automatically  result in an increase in the annuity  payment  each month.  The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 5; except
                                                                                                                                 ------
that,  while the key life is alive,  the annuity  payment will not be less than a guaranteed  amount,  which  generally is equal to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would apply were you to  surrender  your  Annuity on the Annuity  Date.  Therefore,  choosing an Annuity  Date within four (4)
years of the Issue Date of the Annuity may limit the available  annuity  payment  options.  Certain  annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or annuity payment option in writing, then:
|X|      the Annuity Date will be the first day of the calendar  month  following  the later of the  Annuitant's  85th  birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity  payments,  where  allowed by law,  will be  calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed annuity payments,  you will receive equal  fixed-dollar  payments  throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment  frequency you select.  Generally,  the first annuity  payment is  determined  by  multiplying  the  Account  Value,  minus any state  premium  taxes  that may apply,  by the factor determined  from our table of annuity  rates.  The table of annuity rates differs based on the type of annuity chosen and the frequency of payment  selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are derived from the a2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation, such  annuity  table will have  rates that do not differ  according  to the gender of the key life.  Otherwise,  the rates will  differ according to the gender of the key life.

Variable Annuity Payments
We offer three  different  types of variable  annuity  payment  options.  The first annuity  payment will be calculated  based upon the assumed  investment  return  ("AIR").  You  select the AIR  before we start to make  annuity  payments.  You will not  receive  annuity payments  until you choose an AIR.  The  remaining  annuity  payments  will  fluctuate  based on the  performance  of the  Sub-accounts relative to the AIR,  as well as,  other  factors  described  below.  The greater the AIR,  the greater the first  annuity  payment.  A higher AIR may result in smaller  potential  growth in the annuity  payments.  A lower AIR results in a lower initial annuity  payment.
Within payment options 1-3, if the Sub-accounts  you choose perform exactly the same as the AIR, then subsequent  annuity payments will be the same as the first  annuity  payment.  If the  Sub-accounts  you choose  perform  better than the AIR,  then  subsequent  annuity payments will be higher than the first annuity  payment.  If the  Sub-accounts  you choose perform worse than the AIR, then  subsequent annuity  payments will be lower than the first.  Within payment  options 5 and 6, the cash value for the Annuitant  (while alive) and a variable  period of time during which annuity  payments will be made whether or not the Annuitant is still alive are adjusted  based on the  performance of the  Sub-accounts  relative to the AIR;  however,  subsequent  annuity  payments do not always increase or decrease based on the performance of the Sub-accounts relative to the AIR.

|X|      Variable Payments (Options 1-3)
         -----------------
         We calculate  each annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed under a schedule of units for each  Sub-account by the Unit Value of each  Sub-account  on the annuity  payment date. We determine the schedule of units  based on your  Account  Value  (minus any premium tax that  applies) at the time you elect to begin  receiving  annuity payments.  The schedule of units will vary based on the annuity  payment  option  selected,  the length of any certain  period
         (if  applicable),  the  Annuitant's  age and gender (if annuity  payments are due for the life of the  Annuitant) and the Unit
         Value of the Sub-accounts  you initially  selected on the Issue Date. The calculation is performed for each  Sub-account,  and the sum of the Sub-account  calculations equals the amount of your annuity payment.  Other than to fund annuity payments,  the number  of units  allocated  to each  Sub-account  will not  change  unless  you  transfer  among the  Sub-accounts  or make a withdrawal (if allowed).  You can select one of three AIRs for these options: 3%, 5% or 7%.

|X|      Stabilized Variable Payments (Option 5)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the Annuitant  (while  alive) and a variable  period of time during which  annuity  payments  will be made  whether or not the  Annuitant  is still  alive.  We calculate  the initial
                                                                                                                                -------
         annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed  under a schedule of units by the Unit
         Values  determined on the  annuitization  date. The schedule of units is established  for each  Sub-account  you choose on the annuitization  date based on the applicable  benchmark  rate,  meaning the AIR, and the annuity  factors.  The annuity factors reflect our  assumptions  regarding  the costs we expect to bear in  guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark  rate,  the  annuitant's  attained age and gender (where  permitted).  Unlike  variable  payments
         (described  above) where each payment can vary based on Sub-account  performance,  this payment option  cushions the immediate impact of Sub-account  performance  by adjusting the length of the time during which annuity  payments will be made whether or not the Annuitant is alive while generally  maintaining a level annuity payment amount.  Sub-account  performance that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance  that is less than a benchmark rate will generally  shorten the period.  If the period reaches zero and the Annuitant is still alive,  Annuity Payments  continue, however,  the annuity  payment  amount will vary  depending  on  Sub-account  performance,  similar to  conventional  variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above). In addition to the  stabilization  feature,  this option also guarantees that variable annuity payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

The variable  annuity  payment  options are described in greater detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Adjustable Annuity Payments
We may make an adjustable  annuity payment option  available.  Adjustable  annuity  payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity payments.  The adjustment in the annuity payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The Annuity  provides a Death Benefit  during its  accumulation  period.  If the Annuity is owned by one or more natural  persons,  the
Death  Benefit is payable  upon the first death of an Owner.  If the Annuity is owned by an entity,  the Death  Benefit is payable upon the Annuitant's  death, if there is no Contingent  Annuitant.  If a Contingent  Annuitant was designated  before the Annuitant's  death and the Annuitant  dies,  then the  Contingent  Annuitant  becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

Basic Death Benefit
The Annuity  provides a basic Death  Benefit at no  additional  charge.  The  Insurance  Charge we deduct daily from your Account Value allocated to the  Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit  guarantee under the Annuity.  The Annuity also offers two  different  optional  Death  Benefits.  Either  benefit can be  purchased  for an  additional charge.  The additional  charge is deducted to compensate  American  Skandia for providing  increased  insurance  protection  under the optional Death Benefits.  Notwithstanding  the additional  protection  provided under the optional Death Benefits,  the additional cost has the impact of reducing the net performance of the investment options.

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account Value in the variable investment options and your Interim Value in the Fixed Allocations.

"Proportional  withdrawals" are determined by calculating the percentage of your Account Value that each prior  withdrawal  represented when  withdrawn.  For example,  a withdrawal of 50% of Account  Value would be  considered as a 50% reduction in Purchase  Payments for purposes of calculating the basic Death Benefit.

OPTIONAL DEATH BENEFITS
You can  purchase  either of two  optional  Death  Benefits  with your  Annuity to provide an  enhanced  level of  protection  for your beneficiaries.

NOTE:  You may not elect the Enhanced  Beneficiary  Protection  Optional  Death Benefit if you have elected the Plus40TM  Optional Life
Insurance Rider.

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Currently,  these  benefits are only offered and must be elected at the time that you purchase your  Annuity.  We may, at a later date, allow existing  Annuity Owners to purchase  either of the optional Death Benefits  subject to our rules and any changes or restrictions in the  benefits.  Certain  terms and  conditions  may differ if you  purchase  your  Annuity as part of an  exchange,  replacement  or transfer, in whole or in part, from any other Annuity we issue.
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Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide  additional  amounts to your  Beneficiary that may be used to offset  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your  death.  Whether  this  benefit is appropriate for you may depend on your  particular  circumstances,  including  other financial  resources that may be available to your
Beneficiary to pay taxes on your Annuity  should you die during the  accumulation  period.  No benefit is payable if death occurs on or after the Annuity Date.

The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit  provides a benefit  that is payable in  addition  to the basic  Death
Benefit.  If the  Annuity  has one Owner,  the Owner must be age 75 or less at the time the  benefit is  purchased.  If the Annuity has joint Owners, the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

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The Enhanced  Beneficiary  Protection  Optional Death Benefit is being offered in those jurisdictions where we have received regulatory approval.  Certain terms and conditions  may differ between  jurisdictions  once  approved.  Please refer to the section  entitled "Tax
Considerations" for a discussion of special tax considerations for purchasers of this benefit.
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Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above;

     PLUS

2.       40% of your "Growth" under the Annuity, as defined below.

"Growth"  means the sum of your Account  Value in the variable  investment  options and your  Interim  Value in the Fixed  Allocations,
 ------
minus the total of all Purchase Payments reduced by the sum of all proportional withdrawals.

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The Enhanced  Beneficiary  Protection  Optional Death Benefit is subject to a maximum of 100% of all Purchase  Payments  applied to the
Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
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See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Highest Anniversary Value Death Benefit
If the Annuity has one Owner,  the Owner must be age 79 or less at the time the Highest  Anniversary  Value  Optional  Death Benefit is
purchased.  If the  Annuity  has joint  Owners,  the oldest  Owner must be age 79 or less.  If the  Annuity is owned by an entity,  the
Annuitant must be age 79 or less.

Certain of the  Portfolios  offered as  Sub-accounts  under the Annuity are not  available if you elect the Highest  Anniversary  Value
Death Benefit.

Key Terms Used with the Highest Anniversary Value Death Benefit

|X|      The Death Benefit Target Date is the contract  anniversary  on or after the 80th birthday of the current Owner,  the oldest of
             -------------------------
     either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value equals the highest of all previous  "Anniversary  Value" less  proportional  withdrawals since
             ---------------------------
     such anniversary and plus any Purchase Payments since such anniversary.

|X|      The Anniversary  Value is the Account Value as of each  anniversary of the Issue Date of the Annuity.  The  Anniversary  Value
             ------------------
     on the Issue Date is equal to your Purchase Payment.

|X|      Proportional  withdrawals  result  in a  reduction  to the  Highest  Anniversary  Value  by  reducing  such  value in the same
         -------------------------
     proportion  as the Account  Value was reduced by the  withdrawal  as of the date the  withdrawal  occurred.  For example,  if your
     Highest  Anniversary  Value is  $125,000  and you  subsequently  withdraw  $10,000 at a time when your  Account  Value is equal to
     $100,000 (a 10% reduction),  when calculating the optional Death Benefit we will reduce your Highest  Anniversary Value ($125,000)
     by 10% or $12,500.

Calculation of Highest Anniversary Value Death Benefit
The Highest Anniversary Value Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the basic Death Benefit described above; and
2.       the Highest Anniversary Value as of the Owner's date of death.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the basic Death Benefit described above; and
2.       the Highest  Anniversary  Value on the Death  Benefit  Target Date plus the sum of all Purchase  Payments  less the sum of all proportional withdrawals since the Death Benefit Target Date.

         The amount  determined by this calculation is increased by any Purchase  Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

Annuities with joint Owners
For Annuities  with Joint Owners,  the Death Benefit is calculated as shown above except that the age of the oldest of the Joint Owners is used to  determine  the Death  Benefit  Target Date.  NOTE:  If you and your spouse own the Annuity  jointly,  we will pay the Death
Benefit to the  Beneficiary.  If the sole primary  Beneficiary is the surviving  spouse,  then the surviving spouse can elect to assume ownership of the Annuity and continue the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is  calculated  as shown above except that the age of the  Annuitant is used to determine  the  Death  Benefit  Target  Date.  Payment  of the Death  Benefit  is based on the death of the  Annuitant  (or  Contingent
Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit and the Highest  Anniversary Value Death Benefit at any
time.  Both optional  Death  Benefits will  terminate  automatically  on the Annuity  Date.  We may also  terminate any optional  Death
Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

What are the charges for the optional Death Benefits?
We deduct a charge equal to 0.25% per year,  respectively,  if you elect the Highest  Anniversary  Value  Optional Death Benefit or the
Enhanced  Beneficiary  Protection  Optional Death  Benefit.  If you elect both optional  Death  Benefits,  the total charge is equal to
0.50% per year. We deduct the charge to compensate  American Skandia for providing  increased  insurance  protection under the optional
Death Benefit.  The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

AMERICAN SKANDIA'S ANNUITY REWARDS

What is the Annuity Rewards benefit?
The  Annuity  Rewards  benefit  offers  Owners the  ability to capture  any market  gains  since the Issue Date of their  Annuity as an enhancement  to their current Death Benefit so their  Beneficiaries  will not receive less than the Annuity's  value as of the date the
Owner elects the benefit.  Under the Annuity  Rewards  benefit,  American  Skandia  guarantees  that the Death Benefit will not be less than:

         your Account  Value in the variable  investment  options plus the Interim Value in any Fixed  Allocations  as of the effective date of the Owner's election

         MINUS any proportional withdrawals* following the date of election
         -----

         PLUS any additional Purchase Payments applied to the Annuity following the date of election.
         ----

*    "Proportional  withdrawals"  are determined by calculating  the percentage of the Account Value that each  withdrawal  represented when withdrawn.  For example,  a withdrawal of 50% of your Account Value would be treated as a 50% reduction in the amount payable under the Death Benefit.

The Annuity  Rewards Death Benefit  enhancement  does not affect the basic Death Benefit  calculation  and any Optional  Death Benefits available  under the Annuity.  If the Death Benefit  amount  payable  under your  Annuity's  basic Death Benefit or any Optional  Death
Benefits you purchase is greater than the enhanced  Death  Benefit under the Annuity  Rewards  benefit on the date the Death Benefit is calculated, your Beneficiary will receive the higher amount.

Who is eligible for the Annuity Rewards benefit?
Owners can elect the Annuity  Rewards Death Benefit  enhancement  following the eighth (8th)  anniversary of the Annuity's  Issue Date.
However,  the election is subject to the  requirement  that their  Account  Value on the election  date is greater than the amount that would be payable to their  Beneficiary  under the Death  Benefit  provided  under the Annuity as of the election  date  (including  any amounts  payable  under the  Highest  Anniversary  Value  Death  Benefit).  If an Owner is  ineligible  when he or she  applies for the optional  benefit,  the Owner can elect the  Annuity  Rewards  Death  Benefit  enhancement  on any  subsequent  date if they  otherwise qualify.  The  election  must  occur  before  annuity  payments  begin.  An Owner can only  elect the  Annuity  Rewards  Death  Benefit enhancement once.  There is no additional charge for electing the Annuity Rewards Death Benefit enhancement.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series  of  annuity  payments  not  extending  beyond  the life  expectancy  of the  Beneficiary  or over the life of the
         Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an election  prior to death benefit  proceeds  becoming due, a Beneficiary  can elect to receive the Death Benefit proceeds as a series of fixed annuity  payments  (annuity  payment options 1-4) or as a series of variable  annuity  payments  (annuity payment options 1-3 or 5 and 6).  See the section entitled "What Types of Annuity Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your  spouse as your  Beneficiary.  If you and your  spouse  own the  Annuity  jointly,  we assume  that the sole  primary
Beneficiary  will be the surviving  spouse unless you elect an  alternative  Beneficiary  designation.  Unless you elect an alternative
Beneficiary  designation,  the spouse  Beneficiary  may elect to assume  ownership of the Annuity  instead of taking the Death  Benefit payment.  Any Death Benefit  (including any optional Death  Benefits) that would have been payable to the  Beneficiary  will become the new Account  Value as of the date we receive due proof of death and any required  proof of a spousal  relationship.  As of the date the assumption is  effective,  the  surviving  spouse will have all the rights and benefits that would be available  under the Annuity to a new  purchaser of the same  attained  age. For purposes of  determining  any future Death  Benefit for the  surviving  spouse,  the new
Account  Value  will be  considered  as the  initial  Purchase  Payment.  No CDSC will apply to the new  Account  Value.  However,  any additional  Purchase  Payments  applied after the date the  assumption is effective  will be subject to all  provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.

See the section  entitled  "Managing  Your  Annuity - Spousal  Contingent  Annuitant"  for a discussion  of the  treatment of a spousal
Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

IRA Beneficiary Continuation Option
The Code  provides  for  alternative  death  benefit  payment  options  when an Annuity is used as an IRA,  403(b) or other  "qualified investment"  that requires  Minimum  Distributions.  Upon the Owner's death under an IRA,  403(b) or other  "qualified  investment",  a
Beneficiary may generally elect to continue the Annuity and receive  Minimum  Distributions  under the Annuity instead of receiving the death  benefit in a single  payment.  The available  payment  options will depend on whether the Owner died on or before the date he or she was required to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

|X|      If death occurs before the date Minimum  Distributions  must begin under the Code, the Death Benefit can be paid out in either a lump sum, within five years from the date of death,  or over the life or life  expectancy of the designated  Beneficiary (as long as  payments  begin  by  December  31st of the  year  following  the  year  of  death).  However,  if the  spouse  is the
         Beneficiary,  the Death Benefit can be paid out over the life or life  expectancy  of the spouse with such payments  beginning no earlier  than  December  31st of the year  following  the year of death or December  31st of the year in which the deceased would have reached age 70 1/2, which ever is later.

|X|      If death occurs after the date Minimum  Distributions  must begin under the Code,  the Death Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary  has the  flexibility to take out more each year than required under the Minimum  Distribution  rules.  Until  withdrawn, amounts in an IRA,  403(b) or other  "qualified  investment"  continue  to be tax  deferred.  Amounts  withdrawn  each year,  including amounts  that are  required  to be  withdrawn  under the Minimum  Distribution  rules,  are  subject to tax.  You may wish to consult a professional  tax  advisor for tax advice as to your  particular  situation.  See the  section  entitled  "How are  Distributions  From
Qualified Contracts Taxed? - Minimum Distributions after age 70 1/2."

Upon election of this IRA Beneficiary Continuation option:

|X|      the Annuity contract will be continued in the Owner's name, for the benefit of the Beneficiary.
|X|      the Account Value will be equal to any Death Benefit  (including  any optional  Death Benefit) that would have been payable to the Beneficiary if they had taken a lump sum distribution.
|X|      the Beneficiary may request  transfers among  Sub-accounts,  subject to the same limitations and restrictions  that applied to the Owner.  NOTE: The Sub-accounts offered under the IRA Beneficiary Continuation option may be limited.
|X|      no additional Purchase Payments can be applied to the Annuity.
|X|      the basic Death Benefit and any optional Death Benefits elected by the Owner will no longer apply to the Beneficiary.
|X|      the Beneficiary can request a withdrawal of all or a portion of the Account Value at any time without application of a CDSC.
|X|      upon the death of the  Beneficiary,  any  remaining  Account  Value will be paid in a lump sum to the  person(s)  named by the
              Beneficiary.
|X|      all amounts in the Annuity must be paid out to the Beneficiary according to the Minimum Distribution rules described above.

Please contact  American  Skandia for additional  information on the  availability,  restrictions  and limitations that will apply to a
Beneficiary under the IRA Beneficiary Continuation option.

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are  exceptions  that apply no matter how your Death Benefit is  calculated.  There are  exceptions to the Death Benefit if the decedent was not the Owner or  Annuitant  as of the Issue Date and did not become the Owner or Annuitant  due to the prior  Owner's or  Annuitant's  death.  Any Death Benefit  (including  either  optional  Death  Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant.  After the two-year  suspension period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death Benefit as of the date we receive "due proof of death",  any  instructions we require to determine the method of payment and any other  written  representations  we require to determine  the proper  payment of the Death Benefit to all
Beneficiaries.  "Due proof of death" may include a certified  copy of a death  certificate,  a certified copy of a decree of a court of competent  jurisdiction as to the finding of death or other  satisfactory  proof of death.  Upon our receipt of "due proof of death" we automatically  transfer  the Death  Benefit to the AST Money Market  Sub-account  until we further  determine  the universe of eligible
Beneficiaries.  Once the universe of eligible  Beneficiaries  has been  determined  each eligible  Beneficiary  may allocate his or her eligible share of the Death Benefit to the Sub-accounts according to our rules.

Each  Beneficiary  must make an election as to the method they wish to receive their portion of the Death  Benefit.  Absent an election of a Death Benefit payment  method,  no Death Benefit can be paid to the  Beneficiary.  We may require  written  acknowledgment  of all named  Beneficiaries  before we can pay the Death  Benefit.  During the period  from the date of death  until we receive  all  required paper work, the amount of the Death Benefit may be subject to market fluctuations.

Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

NOTE:  You may not elect the Plus40(TM)Optional Life Insurance Rider if you have elected the Enhanced Beneficiary Protection Optional
Death Benefit.

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The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by
American  Skandia's general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the
Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is included in this  Prospectus to help you understand the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included because you can elect to pay for the Rider with taxable  withdrawals  from your Annuity.  The staff of the Securities and Exchange  Commission has not reviewed this  information.
However,  the information may be subject to certain generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
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The Plus40(TM)rider provides an income  tax-free life  insurance  benefit to your  Beneficiary(ies)  equal to 40% of the Account Value of your Annuity as of the date we receive due proof of death,  subject to certain  adjustments,  restrictions and  limitations.  The Rider may be  especially  useful in  offsetting  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your death.  The Rider is available in addition to the death benefit  payable under the Annuity.  Whether the Rider is  appropriate  for you may depend on your particular  circumstances,  including other financial  resources that may be available to your  Beneficiary(ies)  to pay taxes on the gain in your Annuity  should you die during the  accumulation  period.  No amounts are payable  under the Rider if you die on or after the date your Account Value is applied to begin  receiving  annuity  payments or after you  surrender the Annuity.  The
Rider has no cash value.

Currently,  the  Plus40(TM)rider is only  offered and must be elected at the time that you  purchase  your  Annuity.  We may, at a later date, allow existing Annuity Owners to purchase the Plus40(TM)rider subject to our rules and any changes or restrictions.

Please refer to Appendix D for a more complete description of the Plus40(TM)rider.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the  accumulation  period,  the Annuity has an Account Value.  The Account Value is determined  separately for each  Sub-account allocation and for each Fixed  Allocation.  The Account Value is the sum of the values of each Sub-account  allocation and the value of each Fixed  Allocation.  The Account  Value does not reflect any CDSC that may apply to a withdrawal  or  surrender.  When  determining the Account  Value on a day more than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the Account Value may include any Market
Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value  available to you on any day during the  accumulation  period.  The Surrender Value is equal to your Account Value minus any CDSC, the Annual  Maintenance Fee and the charge for any optional  benefits.  The Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you allocate Account Value to a Sub-account,  you are purchasing units of the Sub-account.  Each Sub-account  invests  exclusively in shares of an underlying  Portfolio.  The value of the Units  fluctuates with the market  fluctuations  of the Portfolios.  The value of the Units also reflects the daily accrual for the Insurance  Charge,  the Distribution  Charge (if  applicable),  and if you elected one or more optional  benefits,  the  additional  charge made for such  benefits.  There may be several  different Unit Prices for each
Sub-account to reflect the Insurance  Charge,  Distribution  Charge and the charges for any optional  benefits.  The Unit Price for the
Units you purchase  will be based on the total  charges for the benefits that apply to your  Annuity.  See the section  entitled  "What
Happens to My Units When There is a Change in Daily  Asset-Based  Charges?"  for a detailed  discussion  of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

Each  Valuation  Day,  we  determine  the price for a Unit of each  Sub-account,  called the "Unit  Price."  The Unit Price is used for determining  the  value of  transactions  involving  Units of the  Sub-accounts.  We  determine  the  number of Units  involved  in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a  Sub-account.  On the Valuation  Day you make the  allocation,  the Unit Price is $14.83.  Your $5,000 buys 337.154 Units of the  Sub-account.  Assume that later,  you wish to transfer $3,000 of your Account Value out of that  Sub-account and into  another  Sub-account.  On the  Valuation  Day you  request  the  transfer,  the Unit Price of the  original  Sub-account  has increased to $16.79.  To transfer  $3,000,  we sell 178.677  Units at the current Unit Price,  leaving you 158.477  Units.  We then buy
$3,000 of Units of the new Sub-account at the Unit Price of $17.83.  You would then have 168.255 Units of the new Sub-account.

HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the initial value  allocated to a Fixed  Allocation plus all interest  credited to a Fixed  Allocation as of the date  calculated.  The
Interim  Value does not include the impact of any Market  Value  Adjustment.  If you made any  transfers  or  withdrawals  from a Fixed
Allocation,  the Interim  Value will reflect the  withdrawal of those  amounts and any interest  credited to those amounts  before they were  withdrawn.  To determine the Account Value of a Fixed  Allocation on any day other than its Maturity Date or within 30 days prior to its Maturity Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
American  Skandia is generally open to process  financial  transactions  on those days that the New York Stock Exchange  (NYSE) is open for trading.  There may be  circumstances  where the NYSE does not open on a regularly  scheduled  date or time or closes at an earlier time  than  scheduled  (normally  4:00 p.m.  EST).  Financial  transactions  requested  before  the  close of the NYSE  which  meet our requirements  will be  processed  according  to the value next  determined  following  the close of  business.  Financial  transactions requested  on a  non-business  day or after the close of the NYSE  will be  processed  based on the  value  next  computed  on the next business day. There may be  circumstances  when the opening or closing time of the NYSE is different than other major stock  exchanges, such as NASDAQ or the American Stock  Exchange.  Under such  circumstances,  the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances where the NYSE is open, however,  due to inclement weather,  natural disaster or other circumstances  beyond our control,  our offices may be closed or our business  processing  capabilities may be restricted.  Under those  circumstances,  your
Account  Value may  fluctuate  based on  changes in the Unit  Values,  but you may not be able to  transfer  Account  Value,  or make a purchase or redemption request.

The NYSE is closed on the following  nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day,  Presidents'  Day,
Good Friday,  Memorial  Day,  Independence  Day,  Labor Day,  Thanksgiving,  and  Christmas.  On those  dates,  we will not process any financial transactions involving purchase or redemption orders.

American Skandia will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an emergency exists making redemption or valuation of securities held in the separate account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase  Payments:  We are required to allocate your initial  Purchase  Payment to the Sub-accounts  within two (2) days after we receive all of our  requirements  to issue the  Annuity.  If we do not have all the required  information  to allow us to issue your
Annuity,  we may retain the Purchase Payment while we try to reach you or your  representative  to obtain all of our  requirements.  If we are unable to obtain all of our required  information  within five (5) days,  we are required to return the Purchase  Payment to you at that time,  unless you  specifically  consent to our retaining the Purchase Payment while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase Payment and issue the Annuity within two (2) days.  During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase  Payments:  We will apply any  additional  Purchase  Payments on the  Valuation  Day that we receive the  Purchase
Payment with satisfactory allocation instructions.

Scheduled  Transactions:  "Scheduled"  transactions include transfers under a Dollar Cost Averaging,  rebalancing,  or asset allocation program,  Systematic  Withdrawals,  Minimum  Distributions or annuity payments.  Scheduled  transactions are processed and valued as of the date they are  scheduled,  unless the scheduled day is not a Valuation  Day. In that case,  the  transaction  will be processed and valued on Valuation Day prior to the scheduled transaction date.

Unscheduled  Transactions:  "Unscheduled"  transactions include any other non-scheduled  transfers and requests for Partial Withdrawals or Free  Withdrawals or Surrenders.  Unscheduled  transactions  are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Medically-related  Surrenders & Death Benefits:  Medically-related  surrender  requests and Death Benefit claims require our review and evaluation  before  processing.  We price such  transactions  as of the date we receive at our Office all supporting  documentation  we require for such transactions and that are satisfactory to us.

Transactions in ProFunds VP Sub-accounts:  Generally,  purchase or redemption  orders or transfer requests must be received by us by no later than the close of the NYSE to be processed on the current  Valuation Day.  However,  any purchase or redemption order or transfer request  involving the ProFunds VP  Sub-accounts  must be received by us no later than one hour prior to any  announced  closing of the applicable  securities  exchange  (generally,  3:00 p.m. Eastern time) to be processed on the current Valuation Day. The "cut-off" time for such  financial  transactions  involving  a ProFunds VP  Sub-account  will be  extended  to1/2hour prior to any  announced  closing
(generally,   3:30  p.m.  Eastern  time)  for  transactions  submitted  electronically  through  American  Skandia's  Internet  website
(www.americanskandia.com).  You cannot  request a transaction  involving  the  purchase,  redemption or transfer of units in one of the
ProFunds VP Sub-account between the applicable  "cut-off" time and 4:00 p.m.  Transactions  received after 4:00 p.m. will be treated as received by us on the next Valuation Day.

WHAT HAPPENS TO MY UNITS WHEN THERE IS A CHANGE IN DAILY ASSET-BASED CHARGES?

Distribution  Charge:  The  Distribution  Charge is deducted under your Annuity during Annuity Years 1-8. At the end of the 8th Annuity
Year, we will no longer deduct the  Distribution  Charge.  On the date the charge no longer  applies,  your Annuity will become subject to a different daily  asset-based  charge.  We will process a transaction  where your Account Value allocated to the Sub-accounts  will be used to purchase new Units of the  Sub-accounts  that  reflect the  Insurance  Charge (and the charge for any optional  benefits you have  elected) but not the  Distribution  Charge.  The number of Units  attributed to your Annuity will be decreased and the Unit Price of each unit of the  Sub-accounts  in which you invested will be increased.  The  adjustment in the number of Units and Unit Price will not affect your Account  Value.  Beginning  on that date,  your Account  Value will be  determined  based on the change in the value of
Units that reflect the Insurance Charge and any other optional benefits that you have elected.

Termination of Optional  Benefits:  If you terminate the Guaranteed Return Option program or either Optional Death Benefit,  we will no longer  deduct the charge we apply to purchase  the  optional  benefit.  On the date the charge no longer  applies,  your  Annuity will become  subject to a different  daily  asset-based  charge.  We will process a transaction  where your Account  Value  allocated to the
Sub-accounts  will be used to purchase new Units of the Sub-accounts  that reflect the Insurance  Charge,  the Distribution  Charge (if applicable)  and any  optional  benefit or program  still  elected,  but not the charge for the  optional  benefit or program  that you terminated.  The number of Units  attributed to your Annuity will be decreased and the Unit Price of each unit of the  Sub-accounts  in which you  invested  will be  increased.  The  adjustment  in the number of Units and Unit Price will not affect  your  Account  Value.
Beginning on that date,  your Account  Value will be  determined  based on the change in the value of Units that reflect the  Insurance
Charge, the Distribution Charge (if applicable) and any other optional benefits that you have elected.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following  is a brief  summary of some of the Federal tax  considerations  relating to this  Annuity.  However,  since the tax laws are complex and tax  consequences are affected by your individual  circumstances,  this summary of our  interpretation  of the relevant tax laws is not intended to be fully  comprehensive  nor is it intended as tax advice.  Therefore,  you may wish to consult a  professional tax advisor for tax advice as to your particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The Separate  Accounts are taxed as part of American  Skandia.  American  Skandia is taxed as a life  insurance  company  under Part I, subchapter L of the Code.  No taxes are due on interest,  dividends and  short-term  or long-term  capital gains earned by the Separate
Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code governs the taxation of annuities in general.  Taxation of the Annuity will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension plan,  profit sharing plan or other retirement  arrangement that is eligible for special  treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more  individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any increase in the  value of the  Annuity  until an  amount is  received  (a  "distribution").  This is  commonly  referred  to as "tax  deferral".  A distribution  can be in the form of a lump sum payment  including  payment of a Death Benefit,  or in annuity payments under one of the annuity payment options.  Certain other transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the  Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the  Annuity  must currently  include any increase in the value of the Annuity during a tax year in its gross income.  An exception from current  taxation applies for annuities  held by an employer with respect to a terminated  tax-qualified  retirement  plan, a trust holding an annuity as an agent for a natural person,  or by a decedent's  estate by reason of the death of the decedent.  A tax-exempt entity for Federal tax purposes may not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions  Before  Annuitization:  Distributions  received before annuity payments begin are generally treated as coming first from
"income on the contract" and then as a return of the "investment in the contract".  The amount of any  distribution  that is treated as receipt of "income on the  contract" is includible in the  taxpayer's  gross income and taxable in the year it is received.  The amount of any distribution treated as a return of the "investment in the contract" is not includible in gross income.

|X|      "Income on the contract" is calculated by  subtracting  the taxpayer's  "investment in the contract" from the aggregate  value of all "related contracts" (discussed below).
|X|      "Investment  in the  contract"  is  equal  to  total  purchase  payments  for  all  "related  contracts"  minus  any  previous distributions  or  portions  of such  distributions  from such  "related  contracts"  that were not  includible  in gross  income.
     "Investment  in the contract" may be affected by whether an annuity or any "related  contract" was purchased as part of a tax-free exchange of life insurance,  endowment,  or annuity contracts under Section 1035 of the Code. The "investment in the contract" for a Qualified Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each  annuity  payment  received  on or after the  Annuity  Date will  generally  be taxable.  The taxable  portion of each annuity  payment is determined by a formula which  establishes the ratio that the "investment in the contract"  bears to the total value of annuity  payments to be made.  This is called the  "exclusion  ratio." The investment in the contract is excluded from gross income.  Any portion of an annuity  payment  received that exceeds the exclusion ratio will be entirely includible in gross income.  The formula for  determining  the exclusion  ratio differs  between fixed and variable  annuity  payments.
When annuity  payments  cease because of the death of the person upon whose life  payments are based and, as of the date of death,  the amount of annuity  payments  excluded from taxable income by the exclusion ratio does not exceed the "investment in the contract," then the remaining portion of unrecovered investment may be allowed as a deduction on the decedent's final income tax return.

Penalty  Tax on  Distributions:  Generally,  any  distribution  from an  annuity  not used in  conjunction  with a  Qualified  Contract
(Qualified  Contracts  are  discussed  below) is  subject to a penalty  equal to 10% of the amount  includible  in gross  income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions made on or after the death of the contract owner, or, if the owner is an entity, the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of  substantially  equal periodic  payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's designated beneficiary);
|X|      Distributions of amounts which are treated as "investments in the contract" made prior to August 14, 1982;
|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the  termination  of a qualified  pension plan that is held by the employer until the employee separates from service.

Special  rules  applicable to "related  contracts":  Contracts  issued by the same insurer to the same  contract  owner within the same calendar year (other than certain contracts owned in connection with a tax-qualified  retirement  arrangement) are to be treated as one annuity  contract  when  determining  the  taxation of  distributions  before  annuitization.  We refer to these  contracts as "related contracts."  In  situations  involving  related  contracts we believe that the values under such  contracts  and the  investment in the contracts will be added together to determine the proper taxation of a distribution  from any one contract  described under the section
"Distributions before  Annuitization."  Generally,  distributions will be treated as coming first from income on the contract until all of the income on all such  related  contracts is  withdrawn,  and then as a return of the  investment  in the  contract.  There is some uncertainty  regarding the manner in which the Internal  Revenue  Service would view related  contracts  when one or more contracts are immediate  annuities or are contracts that have been annuitized.  The Internal Revenue Service has not issued guidance  clarifying this issue as of the date of this Prospectus.  You are particularly cautioned to seek advice from your own tax advisor on this matter.

Special concerns regarding  "substantially equal periodic payments":  (also known as "72(t)" or "72(q)" distributions) Any modification to a program of distributions  which are part of a series of substantially  equal periodic  payments that occur before the later of the taxpayer  reaching age 59 1/2or five (5) years from the first of such  payments will result in the  requirement  to pay the 10% premature distribution  penalty that would have been due had the payments  been treated as subject to the 10% premature  distribution  penalty in the years received,  plus interest.  This does not apply when the  modification is by reason of death or disability.  American  Skandia does not currently support a section 72(q) program.

Special concerns  regarding  immediate  annuities:  The Internal Revenue Service has ruled that the immediate  annuity exception to the
10% penalty  described above under "Penalty Tax on Distributions"  for  "non-qualified"  immediate  annuities as defined under the Code may not apply to annuity payments under a contract  recognized as an immediate  annuity under state insurance law obtained  pursuant to an exchange of a contract if: (a) purchase  payments for the  exchanged  contract were  contributed  or deemed to be  contributed  more than one year prior to the annuity  starting  date under the  immediate  annuity;  and (b) the  annuity  payments  under the  immediate annuity do not meet the requirements of any other exception to the 10% penalty.

Special rules in relation to tax-free  exchanges under Section 1035:  Section 1035 of the Code permits certain tax-free  exchanges of a life  insurance,  annuity or  endowment  contract  for an annuity.  If an annuity is  purchased  through a tax-free  exchange of a life insurance,  annuity or endowment  contract that was purchased  prior to August 14, 1982, then any  distributions  other than as annuity payments will be considered to come:
|X|      First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any  "income on the  contract"  that is  attributable  to the  purchase  payments  made  prior to August 14,  1982
       (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  remaining  investment in the contract made prior to August 14,
1982,  such  amounts are not  included  in taxable  income.  Further,  distributions  received  that are  considered  to be a return of investment on the contract from purchase  payments  made prior to August 14, 1982,  such  distributions  are not subject to the 10% tax penalty.  In all other respects,  the general  provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

Partial  surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts,  therefore avoiding current taxation of any gains in the  contract as well as the 10% IRS tax penalty on pre-age 59 1/2withdrawals.  The IRS has  reserved the right to treat transactions it considers  abusive as ineligible for this favorable partial 1035 exchange  treatment.  We do not know what transactions may be  considered  abusive.  For example,  we do not know how the IRS may view early  withdrawals  or  annuitizations  after a partial exchange.  As of the date of this  prospectus,  we will  treat a partial  surrender  of this type  involving  a  non-qualified  annuity contract as a "tax-free"  exchange for future tax  reporting  purposes,  except to the extent that we, as a reporting  and  withholding agent,  believe that we would be expected to deem the transaction to be abusive.  However,  some insurance  companies may not recognize these partial  surrenders as tax-free  exchanges and may report them as taxable  distributions to the extent of any gain distributed as well as  subjecting  the taxable  portion of the  distribution  to the 10% IRS early  distribution  penalty.  We  strongly  urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

There is no guidance from the Internal  Revenue  Service as to whether a partial  exchange from a life  insurance  contract is eligible for  non-recognition  treatment  under  Section 1035 of the Code. We will  continue to report a partial  surrender of a life  insurance policy as subject to current  taxation to the extent of any gain. In addition,  please be cautioned that no specific  guidance has been provided as to the impact of such a transaction on the remaining life insurance  policy,  particularly as to the subsequent  methods to be used to test for compliance  under the Code for both the  definition of life  insurance and the  definition of a modified  endowment contract.

Special  Considerations  for  Purchasers  of the  Enhanced  Beneficiary  Protection  Optional  Death  Benefit:  As of the  date of this
Prospectus,  it is our understanding  that the charges related to the optional Death Benefit are not subject to current taxation and we will not report them as such.  However,  the IRS could take the position  that these charges  should be treated as partial  withdrawals subject  to  current  taxation  to the extent of any gain and,  if  applicable,  the 10% tax  penalty.  We reserve  the right to report charges for the optional Death Benefit as partial  withdrawals if we, as a reporting and  withholding  agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be suitable as a funding  vehicle for various  types of  tax-qualified  retirement  plans.  We have  provided  summaries below of the types of tax-qualified  retirement plans with which we may issue an Annuity.  These summaries provide general  information about the tax rules and are not  intended to be complete  discussions.  The tax rules  regarding  qualified  plans are  complex.  These rules may include  limitations on contributions and restrictions on distributions,  including  additional taxation of distributions and additional  penalties.  The terms and conditions of the  tax-qualified  retirement plan may impose other  limitations and  restrictions that are in addition to the terms of the  Annuity.  The  application  of these rules  depends on  individual  facts and  circumstances.
Before  purchasing an Annuity for use in a qualified  plan,  you should obtain  competent tax advice,  both as to the tax treatment and suitability  of such an  investment.  American  Skandia  does not offer all of its  annuities  to all of these  types of  tax-qualified retirement plans.

Corporate  Pension  and  Profit-sharing  Plans:  Annuities  may be used to fund  employee  benefits  of various  corporate  pension and profit-sharing  plans  established by corporate  employers under Section 401(a) of the Code including  401(k) plans.  Contributions  to such plans are not taxable to the employee  until  distributions  are made from the retirement  plan.  The Code imposes  limitations on the  amount  that may be  contributed  and the  timing of  distributions.  The tax  treatment  of  distributions  is subject to special provisions of the Code,  and also depends on the design of the specific  retirement  plan.  There are also special  requirements  as to participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R.  10 Plans:  Annuities  may also be used to fund  benefits  of  retirement  plans  established  by  self-employed  individuals  for themselves  and their  employees.  These are commonly  known as "H.R.  10 Plans" or "Keogh  Plans".  These plans are subject to most of the same types of limitations and requirements as retirement  plans  established by corporations.  However,  the exact  limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which contributions may be made by certain  qualifying  employers  such as public schools and certain  charitable,  educational  and  scientific  organizations specified  in Section  501(c)(3)  for the  benefit of their  employees.  Such  contributions  are not  taxable  to the  employee  until distributions  are made from the TSA.  The Code  imposes  limits  on  contributions,  transfers  and  distributions.  Nondiscrimination requirements also apply.

Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established  by  governmental  and certain other tax exempt employers for their employees may invest in annuity  contracts.  The Code limits  contributions and  distributions,  and imposes eligibility  requirements as well.  Contributions  are not taxable to employees until distributed from the plan.  However,  plan assets remain the  property of the  employer  and are subject to the claims of the  employer's  general  creditors  until such assets are made available to participants or their beneficiaries.

Individual  Retirement  Arrangements  or "IRAs":  Section  408 of the Code  allows  eligible  individuals  to  maintain  an  individual retirement  account or individual  retirement  annuity ("IRA").  IRAs are subject to limitations on the amount that may be contributed, the  contributions  that may be deducted  from  taxable  income,  the persons who may be eligible to establish an IRA and the time when distributions  must  commence.  Further,  an Annuity may be  established  with  "roll-over"  distributions  from certain  tax-qualified retirement plans and maintain the tax-deferred status of these amounts.

Roth  IRAs:  A form of IRA is also  available  called  a "Roth  IRA".  Contributions  to a Roth  IRA are not tax  deductible.  However, distributions  from a Roth IRA are free from  Federal  income  taxes and are not  subject to the 10%  penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion from a traditional IRA was made and the  distribution is made (a)
                                                                                                      ---
once the taxpayer is age 59 1/2or older,  (b) upon the death or disability of the taxpayer,  or (c) for qualified  first-time  home buyer expenses,  subject to certain  limitations.  Distributions  from a Roth IRA that are not  "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs  and  Roth  IRAs  will  receive  a  special  disclosure  document,  which  describes  limitations  on  eligibility, contributions,  transferability  and distributions.  It also describes the conditions under which distributions from IRAs and qualified plans may be rolled over or transferred into an IRA or another  qualified plan, on a tax-deferred  basis and the conditions under which distributions from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that  meet  specified  criteria  may  establish  Simplified  Employee  Pensions  or SEP IRAs.  Employer
contributions  that may be made to employee  SEP IRAs are larger than the amounts  that may be  contributed  to other IRAs,  and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts  are  generally  taxed under  Section 72 of the Code.  Under these  rules,  a portion of each distribution  may be  excludable  from income.  The  excludable  amount is the  proportion  of a  distribution  representing  after-tax contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a distribution from a Qualified  Contract made prior to age 59 1/2.  However, the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent to the death or  disability  of the taxpayer (for this purpose  disability is as defined in Section  72(m)(7) of the Code);
|X|      is part of a series of substantially  equal periodic  payments to be paid not less frequently than annually for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions above which are followed by an asterisk (*) do not apply to IRAs.  Certain other exceptions may be available.

Minimum  Distributions  after age 70 1/2: A participant's  interest in a Qualified Contract must generally be distributed,  or begin to be distributed, by the "required beginning date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar year in which the individual  retires from service with the employer  sponsoring the plan. The retirement  option is not available to IRAs.

The IRS has released Treasury  regulations  containing new Minimum  Distribution  rules. Under the new rules, the Minimum  Distribution amount will be lower for the vast majority of individuals.  For Minimum  Distributions  required in 2002 and beyond, the individual may utilize the 2002 Final Regulations, the 2001 Proposed Regulations or the 1987 Proposed Regulations.

Under the new Minimum  Distribution  rules, a uniform life expectancy  table will be utilized by all  participants  except those with a spouse who is more than ten (10) years younger than the  participant.  In that case,  the new rules permit the  participant  to utilize the  actual  life  expectancies  of the  participant  and the  spouse.  In most  cases,  the  beneficiary  may be  changed  during  the participant's  lifetime with no affect on the Minimum  Distributions.  At death, the designated  Beneficiary may generally take Minimum
Distributions over his/her life expectancy or in a lump sum.

If the amount  distributed is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount  that was not  properly  distributed.  Because of the many  recent  changes  to the  Minimum  Distribution  rules,  we  strongly encourage you to consult with your tax advisor for more detailed information.

GENERAL TAX CONSIDERATIONS

Diversification:  Section 817(h) of the Code provides that a variable annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated  asset account  (including  investments  in a mutual fund by the  segregated  asset account of insurance  companies).  If the  diversification  requirements  under the Code are not met and the annuity is not treated as an annuity, the taxpayer  will be subject to income tax on the annual gain in the contract.  The Treasury  Department's  regulations  prescribe the diversification  requirements  for variable  annuity  contracts.  We expect the  underlying  mutual fund  portfolios to comply with the terms of these regulations.

Transfers Between Investment  Options:  Transfers between investment options are not subject to taxation.  The Treasury  Department may promulgate  guidelines  under which a variable  annuity will not be treated as an annuity for tax  purposes if persons  with  ownership rights have  excessive  control over the  investments  underlying  such variable  annuity.  Such  guidelines may or may not address the number of investment options or the number of transfers between  investment  options offered under a variable annuity.  It is not known whether such  guidelines,  if in fact  promulgated,  would have  retroactive  effect.  It is also not known what effect,  if any,  such guidelines may have on transfers  between the investment  options of the Annuity offered pursuant to this Prospectus.  We will take any action, including modifications to your Annuity or the Sub-accounts, required to comply with such guidelines if promulgated.

Federal Income Tax  Withholding:  Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is  includible  in the gross  income of the  recipient.  Amounts  to be  withheld  depend  upon the  nature of the  distribution.
However,  under most  circumstances  a  recipient  may elect not to have income  taxes  withheld  or have  income  taxes  withheld at a different rate by filing a completed election form with us.

Certain distributions,  known as eligible rollover  distributions,  from Qualified Contracts,  are subject to automatic 20% withholding for Federal income taxes.  The following distributions are not eligible rollover distributions and not subject to 20% withholding::
|X|      any portion of a distribution paid as a Minimum Distribution;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal  periodic  payments for the life or life  expectancy  of the  participant  in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan;
|X|      distributions that are part of a series of substantial periodic payments pursuant to Section 72(q) or 72(t) of the Code; and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments and Pledges:  Any amount received directly or indirectly as a loan from, or any assignment or pledge of any portion of the value  of, an  annuity  before  annuity  payments  have  begun is  treated  as a  distribution  subject  to  taxation  under the distribution  rules set forth above.  Any gain in an annuity on or after the  assignment or pledge of an entire  annuity and while such assignment  or pledge  remains in effect is treated as "income on the  contract" in the year in which it is earned.  For  annuities not issued as Qualified  Contracts,  the cost basis of the annuity is increased by the amount of any  assignment  or pledge  includible  in gross  income.  The cost basis is not affected by any  repayment of any loan for which the annuity is  collateral  or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone other than the spouse of the owner (or former spouse  incident to a divorce) is treated,  for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain competent tax advice with respect to possible federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under the Code certain taxes may be due when all or part of an annuity is  transferred  to, or a death benefit is paid to, an  individual  two or more  generations  younger than the contract  holder.  These  generation-skipping  transfers generally  include those subject to federal estate or gift tax rules.  There is an aggregate $1.1 million  exemption from taxes for all such  transfers.  We may be required to determine  whether a transaction  is a direct skip as defined in the Code and the amount of the resulting  tax. We will  deduct  from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations for Contingent  Annuitants:  There may be adverse tax consequences if a contingent  annuitant succeeds an annuitant when the Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred  treatment  under certain  sections of the Code.
In general,  the Code is designed to prevent indefinite  deferral of tax.  Continuing the benefit of tax deferral by naming one or more contingent  annuitants when the Annuity is owned by a non-qualified  trust might be deemed an attempt to extend the tax deferral for an indefinite  period.  Therefore,  adverse tax treatment may depend on the terms of the trust, who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor  before  naming a contingent  annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements and reports  required by applicable  law or regulation to you at your last known address of record.  You should therefore  give us prompt  notice of any address  change.  We reserve  the right,  to the extent  permitted  by law and subject to your prior consent, to provide any prospectus, prospectus supplements,  confirmations,  statements and reports required by applicable law or regulation to you through our Internet Website at  http://www.americanskandia.com  or any other electronic means,  including  diskettes or CD ROMs.  We send a  confirmation  statement  to you each  time a  transaction  is made  affecting  Account  Value,  such as  making additional  Purchase  Payments,  transfers,  exchanges  or  withdrawals.  We also send  quarterly  statements  detailing  the  activity affecting your Annuity during the calendar quarter.  We may confirm regularly  scheduled  transactions,  such as the Annual Maintenance
Fee,  in  quarterly  statements  instead of  confirming  them  immediately.  You  should  review the  information  in these  statements carefully. You may request additional reports.  We reserve the right to charge up to $50 for each such additional report.

Any errors or  corrections on  transactions  for your Annuity must be reported to us at our Office as soon as possible to assure proper accounting to your Annuity.  For  transactions  that are confirmed  immediately,  we assume all  transactions  are accurate  unless you notify us  otherwise  within 30 days from the date you receive the  confirmation.  For  transactions  that are first  confirmed  on the quarterly  statement,  we assume all  transactions  are  accurate  unless you  notify us within 30 days from the date you  receive  the quarterly  statement.  All  transactions  confirmed  immediately or by quarterly  statement are deemed  conclusive after the applicable
30-day  period.  We may also send an annual  report  and a  semi-annual  report  containing  applicable  financial  statements  for the
Separate  Account and the Portfolios,  as of December 31 and June 30,  respectively,  to Owners or, with your prior consent,  make such documents available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American  Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company  domiciled in Connecticut  with licenses in all 50 states and the District of Columbia.  American  Skandia is a  wholly-owned  subsidiary  of American  Skandia,  Inc., whose ultimate parent is Skandia  Insurance  Company Ltd., a Swedish company.  American Skandia markets its products to  broker-dealers and financial  planners  through an internal field marketing  staff. In addition,  American  Skandia markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American  Skandia is in the business of issuing  variable annuity and variable life insurance  contracts.  American  Skandia  currently offers the  following  products:  (a) flexible  premium  deferred  annuities  and single  premium  fixed  deferred  annuities  that are registered  with the SEC; (b) certain other fixed deferred  annuities that are not registered with the SEC; (c) both fixed and variable immediate  adjustable  annuities;  and (d) a single premium  variable life insurance policy that is registered with the SEC. No company other than  American  Skandia has any legal  responsibility  to pay amounts that it owes under its variable  annuity and variable  life insurance contracts.

WHAT ARE SEPARATE ACCOUNTS?
The  separate  accounts are where  American  Skandia sets aside and invests the assets of some of our  annuities.  In the  accumulation period,  assets  supporting  Account Values of the Annuities are held in a separate account  established under the laws of the State of
Connecticut.  We are the legal  owner of assets in the  separate  accounts.  In the payout  period,  assets  supporting  fixed  annuity payments and any adjustable  annuity payments we make available are held in our general  account.  Assets  supporting  variable annuity payment options may be invested in our separate  accounts.  Income,  gains and losses from assets allocated to these separate  accounts are credited to or charged against each such separate  account without regard to other income,  gains or losses of American  Skandia or of any other of our separate  accounts.  These assets may only be charged with  liabilities  which arise from the  Annuities  issued by
American  Skandia.  The amount of our obligation in relation to allocations to the Sub-accounts is based on the investment  performance of such Sub-accounts.  However, the obligations themselves are our general corporate obligations.

Separate Account B
During the accumulation  period, the assets supporting  obligations based on allocations to the variable investment options are held in
Sub-accounts of American  Skandia Life Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account B". Separate
Account B was  established  by us pursuant to  Connecticut  law on November  25,  1987.  Separate  Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.

Separate  Account B  consists  of  multiple  Sub-accounts.  Each  Sub-account  invests  only in a single  mutual  fund or  mutual  fund portfolio.  The name of each Sub-account generally  corresponds to the name of the underlying  Portfolio.  Each Sub-account in Separate
Account B may have several  different  Unit Prices to reflect the  Insurance  Charge,  Distribution  Charge (when  applicable)  and the charges for any optional  benefits that are offered under this Annuity and other  annuities  issued by us through  Separate  Account B.
Separate  Account  B is  registered  with the SEC  under  the  Investment  Company  Act of 1940  ("Investment  Company  Act") as a unit investment trust, which is a type of investment company.  The SEC does not supervise  investment  policies,  management or practices of
Separate Account B.

We reserve the right to make changes to the  Sub-accounts  available  under the Annuity as we determine  appropriate.  We may offer new
Sub-accounts,  eliminate  Sub-accounts,  or combine  Sub-accounts at our sole discretion.  We may also close Sub-accounts to additional
Purchase  Payments on existing  Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after specified dates. We may also substitute an underlying  mutual fund or portfolio of an underlying  mutual fund for another  underlying  mutual fund or portfolio of an  underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are  required to obtain under the  Investment
Company Act.  We will notify Owners of changes we make to the Sub-accounts available under the Annuity.

Values and benefits based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying mutual funds or fund  portfolios,  as applicable.  We do not guarantee the investment  results of any  Sub-account.  Your Account Value allocated to the  Sub-accounts  may increase or decrease.  You bear the entire  investment  risk.  There is no assurance  that the Account  Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

Separate Account D
During the  accumulation  period,  assets  supporting our  obligations  based on Fixed  Allocations  are held in American  Skandia Life
Assurance  Corporation  Separate Account D, also referred to as "Separate  Account D". Such obligations are based on the fixed interest rates we credit to Fixed  Allocations  and the terms of the Annuities.  These  obligations do not depend on the investment  performance of the assets in Separate Account D.  Separate Account D was established by us pursuant to Connecticut law.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An  Annuity  Owner who allocates  a portion of their  Account  Value to  Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely  to us.  We  retain  the risk that the value of the  assets in
Separate  Account D may drop below the  reserves and other  liabilities  we must  maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities  we must  maintain in relation to the  annuities  supported by such assets,  we will transfer  assets from our general account to Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain  assets in Separate
Account D supporting a number of annuities we offer.

We currently employ  investment  managers to manage the assets  maintained in Separate Account D. Each manager we employ is responsible for  investment  management  of a different  portion of Separate  Account D. From time to time  additional  investment  managers may be employed or investment  managers may cease being  employed.  We are under no obligation to employ or continue to employ any  investment manager(s) and have sole discretion over the investment managers we retain.

We are not  obligated to invest  according to specific  guidelines  or strategies  except as may be required by  Connecticut  and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying  mutual fund is registered as an open-end  management  investment  company under the Investment  Company Act. Shares of the  underlying  mutual fund  portfolios  are sold to separate  accounts of life  insurance  companies  offering  variable  annuity and variable life insurance products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying  mutual funds in which the Sub-accounts  invest.  However,  under SEC rules, you have voting rights in relation to Account Value  maintained in the  Sub-accounts.  If an underlying  mutual fund  portfolio  requests a vote of  shareholders,  we will vote our shares  based on  instructions  received  from Owners with  Account  Value  allocated  to that
Sub-account.  Owners  have the right to vote an amount  equal to the number of shares  attributable  to their  contracts.  If we do not receive voting  instructions in relation to certain  shares,  we will vote those shares in the same manner and proportion as the shares for which we have  received  instructions.  We will furnish  those  Owners who have Account  Value  allocated  to a  Sub-account  whose underlying  mutual fund  portfolio has requested a "proxy" vote with proxy  materials and the necessary  forms to provide us with their voting  instructions.  Generally,  you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment  strategy,  adoption of a new investment advisory  agreement,  or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

American  Skandia  Trust (the  "Trust")  has  obtained an  exemption  from the  Securities  and  Exchange  Commission  that permits its investment adviser, American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the
Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory  agreements,  without obtaining  shareholder  approval of the changes.  This exemption (which is similar to exemptions  granted to other investment  companies that are organized in a similar manner as the Trust) is  intended  to  facilitate  the  efficient  supervision  and  management  of the  sub-advisors  by ASISI and the
Trustees.  The Trust is required,  under the terms of the exemption,  to provide certain  information to  shareholders  following these types of changes.

Material Conflicts
It is possible  that  differences  may occur  between  companies  that offer  shares of an  underlying  mutual fund  portfolio to their respective  separate  accounts  issuing  variable  annuities  and/or  variable  life  insurance  products.  Differences  may also occur surrounding  the offering of an underlying  mutual fund portfolio to variable life insurance  policies and variable  annuity  contracts that we offer. Under certain  circumstances,  these differences could be considered  "material  conflicts," in which case we would take necessary  action to protect  persons with voting rights under our variable  annuity  contracts and variable  life  insurance  policies against persons with voting rights under other insurance  companies'  variable  insurance  products.  If a "material  conflict" were to arise between owners of variable  annuity  contracts and variable life insurance  policies issued by us we would take necessary  action to treat  such  persons  equitably  in  resolving  the  conflict.  "Material  conflicts"  could  arise  due to  differences  in  voting instructions  between owners of variable life insurance and variable annuity contracts of the same or different  companies.  We monitor any potential conflicts that may exist.

Service Fees Payable by Underlying Funds
American  Skandia or our affiliates have entered into  agreements with the investment  adviser or distributor of many of the underlying
Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support services to the Portfolios for which a fee is paid that is generally based on a percentage of the average assets  allocated to the Portfolios  under the Annuity.  Any fees payable will be  consistent  with the  services  rendered or the expected  cost  savings  resulting  from the  arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American  Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American  Skandia,  Inc., is the  distributor  and principal  underwriter of the securities  offered through this prospectus.  ASM acts as the distributor of a number of annuity and life insurance  products we offer and both  American  Skandia  Trust and American  Skandia  Advisor  Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through which it receives a portion of brokerage  commissions in connection with purchases and sales of  securities  held by portfolios  of American  Skandia Trust which are offered as underlying  investment  options under the Annuity.

ASM's principal  business  address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as broker-dealer  under the
Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The  Annuity is offered on a  continuous  basis.  ASM enters into  distribution  agreements  with  independent  broker-dealers  who are registered  under the Exchange Act and with  entities  that may offer the Annuity but are exempt from  registration.  Applications  for the Annuity are solicited by registered  representatives  of those firms.  Such  representatives  will also be our appointed  insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation is paid to firms on sales of the Annuity according to one or more schedules.  The individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally  based on a percentage  of Purchase
Payments  made, up to a maximum of 7.0%.  Alternative  compensation  schedules are  available  that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation for providing  ongoing service to you in relation to the  Annuity.  Commissions  and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive separate compensation or reimbursement for, among other things, training of sales personnel,  marketing or other  services  they provide to us or our  affiliates.  We or ASM may enter into  compensation  arrangements  with  certain  firms.
These  arrangements  will  not be  offered  to all  firms  and the  terms of such  arrangements  may  differ  between  firms.  Any such compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the extent  permitted  by NASD rules and other applicable laws and regulations,  ASM may pay or allow other promotional  incentives or payments in the form of cash or other compensation.

Advertising:  We may advertise certain  information  regarding the performance of the investment  options.  Details on how we calculate performance  for the  Sub-accounts  are found in the  Statement of Additional  Information.  This  information  may help you review the performance of the investment  options and provide a basis for comparison  with other  annuities.  This  information may be less useful when comparing the  performance of the investment  options with other savings or investment  vehicles.  Such other  investments may not provide some of the benefits of annuities,  or may not be designed for long-term  investment  purposes.  Additionally  other savings or investment vehicles may not be receive the beneficial tax treatment given to annuities under the Code.

We may advertise the  performance  of the  Portfolios in the form of "Standard" and  "Non-standard"  Total Returns  calculated for each
Sub-account.  "Standard  Total Return" figures assume a hypothetical  initial  investment of $1,000  allocated to a Sub-account  during the most recent,  one, five and ten year periods (or since the inception date that the Portfolio has been offered as a Sub-account,  if less).  "Standard Total Return" figures assume that the applicable  Insurance Charge,  Distribution  Charge and the Annual  Maintenance
Fee are deducted and that the Annuity is surrendered at the end of the applicable  period,  meaning that any Contingent  Deferred Sales
Charge that would apply upon surrender is also deducted.  "Non-standard  Total Return" figures include any performance  figures that do not meet the SEC's rules for Standard  Total  Returns.  Non-standard  Total Returns are  calculated in the same manner as  standardized returns  except that the figures may not reflect all fees and charges.  In  particular,  they may assume no surrender at the end of the applicable period so that the CDSC does not apply.  "Non-standard  Total Returns" may also assume that the Annual  Maintenance Fee does not apply due to the average Account Value being greater than $100,000,  where the charge is waived.  Standard and  Non-standard  Total
Returns will not reflect the  additional  asset-based  charges that are deducted when you elect any optional  benefits.  The additional cost associated with any optional  benefits you elected will reduce your  performance.  Non-Standard  Total Returns must be accompanied by Standard Total Returns.

Some of the underlying  Portfolios existed prior to the inception of these  Sub-accounts.  Performance quoted in advertising  regarding such  Sub-accounts may indicate  periods during which the Sub-accounts  have been in existence but prior to the initial offering of the
Annuities,  or  periods  during  which  the  underlying  Portfolios  have  been in  existence,  but the  Sub-accounts  have  not.  Such hypothetical  historical  performance  is calculated  using the same  assumptions  employed in  calculating  actual  performance  since inception  of the  Sub-accounts.  Hypothetical  historical  performance  of the  underlying  Portfolios  prior to the  existence of the
Sub-accounts may only be presented as Non-Standard Total Returns.

We may advertise the performance of money market-type  Sub-accounts  using a measure of the "current and effective yield".  The current yield of a money  market-type  Sub-account is calculated  based upon the previous  seven-day  period ending on the date of calculation.
The effective yield of a money  market-type  Sub-account  reflects the  reinvestment of net income earned daily on the assets of such a
Sub-account.  The current and effective  yields reflect the Insurance  Charge,  Distribution  Charge (if applicable) and the charge for any  optional  benefits  (if  applicable)  deducted  against the  Sub-account.  In a low interest  rate  environment,  yields for money market-type  Sub-accounts,  after  deduction  of the  Insurance  Charge,  Distribution  Charge (if  applicable)  and the charge for any optional  benefits (if applicable) may be negative even though the yield (before  deducting for such charges) is positive.  Current and effective yield  information  will fluctuate.  This information may not provide a basis for comparisons with deposits in banks or other institutions  which pay a fixed yield over a stated  period of time,  or with  investment  companies  which do not serve as  underlying mutual funds for variable annuities and/or do not have additional  asset-based  charges deducted for the insurance  protection provided by the Annuity.

Performance  information on the  Sub-accounts is based on past performance  only and is not an indication or  representation  of future performance.  Performance of the Sub-accounts is not fixed.  Actual  performance will depend on the type,  quality and, for some of the
Sub-accounts,  the  maturities  of the  investments  held by the  underlying  mutual funds or  portfolios  and upon  prevailing  market conditions and the response of the underlying  mutual funds to such conditions.  Actual  performance will also depend on changes in the expenses of the underlying mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the total amount of asset-based  charges  assessed  against each  Sub-account will affect your performance.

The information we may advertise  regarding the Fixed  Allocations may include the then current  interest rates we are crediting to new
Fixed  Allocations.  Information  on current rates will be as of the date  specified in such  advertisement.  Rates will be included in advertisements  to the extent  permitted by law. Given that the actual rates  applicable to any Fixed  Allocation are as of the date of any such Fixed  Allocation's  Guarantee Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute  may also compare the  performance  of our  Sub-accounts  with:  (a) certain  unmanaged  market  indices, including  but not limited to the Dow Jones  Industrial  Average,  the Standard & Poor's 500, the NASDAQ 100, the Shearson  Lehman Bond
Index, the Frank Russell non-U.S.  Universal Mean, the Morgan Stanley Capital  International  Index of Europe, Asia and Far East Funds,
and the Morgan Stanley Capital  International World Index; and/or (b) other management  investment companies with investment objectives similar to the mutual  fund or  portfolio  underlying  the  Sub-accounts  being  compared.  This may include  the  performance  ranking assigned by various publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune,  Money, Barron's,  Business
Week, USA Today and statistical  services,  including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity
and Closed End Survey,  the Variable  Annuity  Research Data Survey,  SEI, the  Morningstar  Mutual Fund Sourcebook and the Morningstar
Variable Annuity/Life Sourcebook.

American  Skandia Life Assurance  Corporation  may advertise its rankings  and/or ratings by independent  financial  ratings  services.
Such  rankings may help you in  evaluating  our ability to meet our  obligations  in relation to Fixed  Allocations,  pay minimum death benefits,  pay annuity  payments or  administer  Annuities.  Such rankings and ratings do not reflect or relate to the  performance  of
Separate Account B.

AVAILABLE INFORMATION
A  Statement  of  Additional  Information  is  available  from us without  charge upon your  request.  This  Prospectus  is part of the registration  statement we filed with the SEC regarding this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these  materials at the prescribed  rates from the
SEC's  Public  Reference  Section,  450 Fifth  Street  N.W.,  Washington,  D.C.,  20549.  You may inspect  and copy those  registration statements and exhibits  thereto at the SEC's public  reference  facilities at the above address,  Room 1024, and at the SEC's Regional
Offices,  The Woolworth Building,  233 Broadway,  New York, NY and 175 W. Jackson Boulevard,  Suite 900, Chicago,  IL. These documents, as well as documents incorporated by reference,  may also be obtained through the SEC's Internet Website  (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the extent and only to the extent that any statement in a document  incorporated  by reference  into this  Prospectus is modified or superseded by a statement in this  Prospectus or in a later-filed  document,  such statement is hereby deemed so modified or superseded and not part of this  Prospectus.  The Annual Report on Form 10-K for the year ended December 31, 2001 previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will furnish you without charge a copy of any or all of the documents  incorporated by reference in this  Prospectus,  including any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer Service Team at  1-800-752-6342  during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday, or Skandia's Telephone Automated Response System (STARS) at 1-800-766-4530.
|X|      writing to us via regular mail at American Skandia - Variable Annuities,  P.O. Box 7040,  Bridgeport,  Connecticut  06601-7040
       OR for express mail American Skandia - Variable  Annuities,  One Corporate Drive,  Shelton,  Connecticut 06484. NOTE: Failure to
       send mail to the proper address may result in a delay in our receiving and processing your request.
|X|      sending an email to customerservice@skandia.com or visiting our Internet Website at www.americanskandia.com.
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com.

You can obtain account information through Skandia's  Telephone Automated Response System (STARS) and at  www.americanskandia.com,  our
Internet  Website.  Our Customer  Service  representatives  are also available  during  business hours to provide you with  information about your account.  You can request  certain  transactions  through our  telephone  voice  response  system,  our Internet  Website or through a customer service  representative.  You can provide authorization for a third party,  including your  attorney-in-fact  acting pursuant to a power of attorney or an investment  professional,  to access your account information and perform certain transactions on your  account.  You will need to complete a form  provided by us which  identifies  those  transactions  that you wish to authorize via telephonic  and  electronic  means and whether you wish to  authorize a third party to perform any such  transactions.  We require that you or your  representative  provide proper  identification  before performing  transactions over the telephone or through our Internet
Website.  This may include a Personal  Identification  Number  (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN through STARS and at  www.americanskandia.com,  our Internet  Website.  Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested via telephone are recorded.  To the extent  permitted by law, we will not be responsible for any claims,  loss, liability  or  expense  in  connection  with a  transaction  requested  by  telephone  or  other  electronic  means if we acted on such transaction  instructions after following  reasonable  procedures to identify those persons authorized to perform  transactions on your
Annuity  using  verification  methods  which may include a request for your Social  Security  number,  PIN or other form of  electronic identification.  We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

American Skandia does not guarantee access to telephonic,  facsimile,  Internet or any other electronic  information or that we will be able to accept  transaction  instructions  via such means at all times.  Regular and/or express mail will be the only means by which we will accept  transaction  instructions when telephonic,  facsimile,  Internet or any other electronic means are unavailable or delayed.
American  Skandia  reserves  the  right to limit,  restrict  or  terminate  telephonic,  facsimile,  Internet  or any other  electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as  indemnification  for  liabilities  arising  under the  Securities  Act of 1933 (the  "Securities  Act") may be permitted to directors,  officers or persons controlling the registrant pursuant to the foregoing provisions,  the registrant has been informed that in the  opinion  of the SEC such  indemnification  is  against  public  policy as  expressed  in the  Securities  Act and is  therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this  Prospectus,  American  Skandia and its  affiliates  are not  involved in any legal  proceedings  outside of the ordinary  course of business.  American  Skandia and its  affiliates are involved in pending and  threatened  legal  proceedings in the normal  course of its business,  however,  we do not  anticipate  that the outcome of any such legal  proceedings  will have a material adverse  affect  on the  Separate  Account,  or  American  Skandia's  ability  to meet its  obligations  under the  Annuity,  or on the distribution of the Annuity.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Annuitization

Independent Auditors

Legal Experts

Financial Statements

                                       APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

                                                       TO BE FILED BY AMENDMENT

                                 APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

The Sub-accounts of Separate  Account B were in operation prior to December 31, 2001.  However,  no financial  information is available for the  Sub-accounts  reflecting the Insurance  Charge and  Distribution  Charge for this Annuity as it has only been publicly offered since the date the registration statement containing this Prospectus was declared effective by the Securities and Exchange Commission.

                                          APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection  Optional  Death Benefit is  calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made.  Each  example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account  Value is  maintained  in the variable  investment  options.  The formula for  determining  the  Enhanced  Beneficiary
Protection Optional Death Benefit is as follows:

           Growth =               Account Value of variable             minus         Purchase Payments - proportional
                               investment options plus Interim
                                Value of Fixed Allocations (no
                                         MVA applies)                                           withdrawals

Example with market increase
Assume that the Owner has made no withdrawals  and that the Account Value has been increasing due to positive  market  performance.  On the date we receive due proof of death,  the Account  Value is $75,000.  The basic Death  Benefit is  calculated  as Purchase  Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death Benefit is equal to $75,000.
The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount  payable under the basic Death Benefit  ($75,000)
PLUS 40% of the "Growth" under the Annuity.

         Growth   =        $75,000 - [$50,000 - $0]
                  =        $25,000

         Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth
                  =        $25,000 * 0.40
                  =        $10,000

         Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit
                  =        $85,000

Examples with market decline
Assume that the Owner has made no withdrawals  and that the Account Value has been  decreasing  due to declines in market  performance.
On the date we receive due proof of death,  the Account Value is $45,000.  The basic Death  Benefit is calculated as Purchase  Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death Benefit is equal to $50,000.
The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount  payable under the basic Death Benefit  ($50,000)
PLUS the "Growth" under the Annuity.

         Growth   =        $45,000 - [$50,000 - $0]
                  =        $-5,000

         Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth
                  NO BENEFIT IS PAYABLE

         Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit
                  =        $50,000

In this example you would receive no additional benefit from purchasing the Enhanced Beneficiary Protection Optional Death Benefit.

Example with market increase and withdrawals
Assume that the Account Value has been  increasing  due to positive  market  performance  and the Owner made a withdrawal of $15,000 in
Annuity  Year 5 when the Account  Value was  $75,000.  On the date we receive due proof of death,  the  Account  Value is $90,000.  The basic Death Benefit is  calculated as Purchase  Payments  minus  proportional  withdrawals,  or Account  Value,  which ever is greater.
Therefore,  the basic Death Benefit is equal to $90,000.  The Enhanced  Beneficiary  Protection  Optional Death Benefit is equal to the amount payable under the basic Death Benefit ($90,000) PLUS 40% of the "Growth" under the Annuity.

         Growth   =        $90,000 - [$50,000 - ($50,000 * $15,000/$75,000)]
                  =        $90,000 - [$50,000 - $10,000]
                  =        $90,000 - $40,000
                  =        $50,000

         Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth
                  =        $50,000 * 0.40
                  =        $20,000

         Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit
                  =        $110,000

Examples of Highest Anniversary Value Death Benefit Calculation
The  following  are  examples of how the Highest  Anniversary  Value  Death  Benefit is  calculated.  Each  example  assumes an initial
Purchase  Payment of $50,000.  Each example  assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example with market increase and death before Death Benefit Target Date
Assume that the Owner's  Account Value has generally been increasing due to positive  market  performance and that no withdrawals  have been made.  On the date we receive  due proof of death,  the  Account  Value is  $75,000;  however,  the  Anniversary  Value on the 5th anniversary  of the Issue Date was $90,000.  Assume as well that the Owner has died before the Death  Benefit  Target  Date.  The Death
Benefit is equal to the greater of the Highest  Anniversary  Value or the basic Death  Benefit.  The Death Benefit would be the Highest
Anniversary  Value  ($90,000)  because  it is greater  than the amount  that would  have been  payable  under the basic  Death  Benefit
($75,000).

Example with withdrawals
Assume that the Account Value has been  increasing  due to positive  market  performance  and the Owner made a withdrawal of $15,000 in
Annuity Year 7 when the Account Value was $75,000.  On the date we receive due proof of death,  the Account Value is $80,000;  however, the  Anniversary  Value on the 5th  anniversary of the Issue Date was $90,000.  Assume as well that the Owner has died before the Death
Benefit Target Date.  The Death Benefit is equal to the greater of the Highest Anniversary Value or the basic Death Benefit.

Highest Anniversary Value  = $90,000 - [$90,000 * $15,000/$75,000]
                                    = $90,000 - $18,000
                                    = $72,000

Basic Death Benefit                 = $80,000 - [$80,000 * $15,000/$75,000]
                                    = $80,000 - $16,000
                                    = $64,000

Example with death after Death Benefit Target Date
Assume that the Owner's  Account Value has generally been  increasing due to positive  market  performance  and that no withdrawals had been made prior to the Death Benefit  Target Date.  Further  assume that the Owner dies after the Death Benefit  Target Date,  when the
Account Value is $75,000.  The Highest  Anniversary  Value on the Death Benefit Target Date was $80,000;  however,  following the Death
Benefit  Target  Date,  the Owner made a Purchase  Payment of $15,000 and had taken a withdrawal  of $5,000 when the Account  Value was
$70,000.  The Death  Benefit is equal to the  greater of the  Highest  Anniversary  Value plus  Purchase  Payments  minus  proportional withdrawals after the Death Benefit Target Date or the basic Death Benefit.

Highest Anniversary Value  = $80,000 + $15,000 - [$80,000 * $5,000/$70,000]
                                    = $80,000 + $15,000 - $5,714
                                    = $100,714

Basic Death Benefit                 = $75,000

                                          APPENDIX D - Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

---------------------------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by
American  Skandia's general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the
Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is  included  as an  Appendix  to this  Prospectus  to help you understand the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included because you can elect to pay for the Rider  with  taxable  withdrawals  from your  Annuity.  The staff of the  Securities  and  Exchange  Commission  has not reviewed  this  information.  However,  the  information  may be subject to certain  generally  applicable  provisions  of the  Federal securities laws regarding accuracy and completeness.
---------------------------------------------------------------------------------------------------------------------------------------

The income  tax-free life insurance  payable to your  Beneficiary(ies)  under the Plus40(TM)rider is equal to 40% of the Account Value of your Annuity as of the date we receive due proof of death,  subject to certain  adjustments,  restrictions  and  limitations  described below.

ELIGIBILITY
The Plus40(TM)rider may be  purchased as a rider on your  Annuity.  The Rider must cover those  persons  upon whose death the  Annuity's death benefit  becomes  payable - the Annuity's  owner or owners,  or the  Annuitant (in the case of an entity owned  Annuity).  If the
Annuity has two Owners,  the  Rider's  death  benefit is payable  upon the first death of such  persons.  If the Annuity is owned by an entity, the Rider's death benefit is payable upon the death of the Annuitant, even if a Contingent Annuitant is named.

The minimum  allowable  age to purchase  the Plus40(TM)rider is 40; the maximum  allowable  age is 75. If the Rider is  purchased on two lives,  both persons must meet the age  eligibility  requirements.  The Plus40(TM)rider is not  available  to  purchasers  who use their
Annuity as a funding  vehicle for a Tax Sheltered  Annuity (or 403(b)) or as a funding  vehicle for a qualified  plan under Section 401 of the Internal Revenue Code ("Code").

ADJUSTMENTS, RESTRICTIONS & LIMITATIONS
|X|      If you die during the first 24 months  following the effective  date of the Plus40(TM)rider  (generally,  the Issue Date of your
         Annuity),  the death  benefit  will be limited to the amount of any charges  paid for the Rider while it was in effect.  While we will return the charges  you have paid  during the  applicable  period as the death  benefit,  your  Beneficiary(ies)  will receive no additional life insurance benefit from the Plus40(TM)rider if you die within 24 months of its effective date.
                    ----------

|X|      If you make a Purchase  Payment  within 24 months prior to the date of death,  the Account  Value used to determine the amount of the death  benefit  will be reduced by the  amount of such  Purchase  Payment(s).  If we reduce the death  benefit  payable under the  Plus40(TM)rider  based on this  provision,  we will  return  50% of any  charges  paid for the Rider  based on those
         Purchase Payments as an additional amount included in the death benefit under the Rider.

|X|      If we apply  Credits to your Annuity  based on Purchase  Payments,  such Credits are treated as Account  Value for purposes of determining  the death benefit  payable under the Plus40(TM)rider.  However,  if Credits were applied to Purchase  Payments made within 24 months  prior to the date of death,  the Account  Value used to  determine  the amount of the death  benefit will be reduced  by the  amount of such  Credits.  If we reduce  the death  benefit  payable  under the  Plus40(TM)rider  based on this provision,  we will return 50% of any charges paid for the Rider based on such  Credits as an  additional  amount  included in the death benefit under the Rider.

|X|      If you become  terminally  ill (as defined in the Rider) and elect to receive a portion of the Plus40(TM)rider's  death benefit under the  Accelerated  Death  Benefit  provision,  the amount  that will be  payable  under the Rider upon your death will be reduced.  Please refer to the Accelerated Death Benefit provision described below.

|X|      If charges for the Plus40(TM)rider are due and are unpaid as of the date the death  benefit is being  determined,  such charges will be deducted from the amount paid to your Beneficiary(ies).

|X|      If the age of any person  covered  under the  Plus40(TM)rider is  misstated,  we will  adjust any  coverage  under the Rider to conform to the facts.  For example,  if, due to the  misstatement,  we overcharged  you for coverage under the Rider,  we will add  any  additional  charges  paid  to the  amount  payable  to  your  Beneficiary(ies).  If,  due to  the  misstatement,  we undercharged  you for coverage  under the Rider,  we will reduce the death  benefit in  proportion  to the charges not paid as compared to the charges that would have been paid had there been no misstatement.

|X|

     On or after an Owner reaches the expiry date of the Rider (the  anniversary of the Annuity's  Issue Date on or  immediately  after the 95th  birthday),  coverage  will  terminate.  No charge will be made for an Owner  following the expiry date. If there are two Owners,  the expiry date applies  separately to each Owner;  therefore,  coverage may continue for one Owner and terminate as to the other Owner.

MAXIMUM BENEFIT
The Plus40(TM)rider is subject to a Maximum  Death Benefit  Amount based on the Purchase  Payments  applied to your Annuity.  The Plus40(TM)
rider may also be subject to a Per Life Maximum  Benefit  that is based on all amounts paid under any annuity  contract we issue to you
                                                                                                  ---
under which you have elected the Plus40(TM)rider or similar life insurance coverage.

|X|      The Maximum Death Benefit Amount is 100% of the Purchase  Payments  increasing at 5% per year following the date each Purchase
             ----------------------------
         Payment is applied to the Annuity until the date of death.  If Purchase  Payments are applied to the Annuity  within 24 months prior to the date of death, the Maximum Death Benefit Amount is decreased by the amount of such Purchase Payments.

|X|      The Per Life Maximum Benefit applies to Purchase  Payments applied to any such annuity  contracts more than 24 months from the
             ------------------------
         date of death that exceed  $1,000,000.  If you make Purchase  Payments in excess of  $1,000,000,  we will reduce the aggregate death  benefit  payable under all Plus40(TM)riders,  or similar  riders issued by us, based on the combined  amount of Purchase
         Payments  in excess of  $1,000,000  multiplied  by 40%. If the Per Life  Maximum  Benefit  applies,  we will reduce the amount payable under each  applicable  Plus40(TM)rider on a pro-rata  basis.  If the Per Life Maximum  Benefit applies upon your death, we will return any excess  charges  that you paid on the  portion of your  Account  Value on which no benefit is payable.  The
         Per Life Maximum Benefit does not limit the amount of Purchase Payments that you may apply to your Annuity.

ACCELERATED DEATH BENEFIT PROVISION
If you become  terminally  ill, you may request that a portion of the death benefit  payable under the Plus40(TM)rider be prepaid instead of being paid to your  Beneficiary(ies)  upon your  death.  Subject to our  requirements  and where  allowed by law, we will make a one time,  lump sum  payment.  Our  requirements  include  proof  satisfactory  to us, in writing,  of terminal  illness  after the Rider's
Effective Date.

The  maximum we will pay,  before any  reduction,  is the  lesser of 50% of the  Rider's  death  benefit or  $100,000.  If you elect to accelerate  payment of a portion of the death benefit under the Plus40(TM)rider,  the amount of the remaining death benefit is reduced by the prepaid amount  accumulating at an annualized  interest rate of 6.0%.  Eligibility  for an accelerated  payout of a portion of your
Plus40(TM)rider death benefit may be more  restrictive  than any  medically-related  surrender  provision  that may be applicable to you under the Annuity.

CHARGES FOR THE PLUS40(TM)RIDER
The  Plus40(TM)rider has a current  charge and a  guaranteed  maximum  charge.  The current  charge for the Plus40(TM)rider is based on a percentage of your Account Value as of the anniversary of the Issue Date of your Annuity.  The applicable  percentages  differ based on the attained  age,  last  birthday of the Owner(s) or Annuitant  (in the case of an entity owned  Annuity) as of the date the charge is due. We reserve the right to change the current  charge,  at any time,  subject to regulatory  approval  where  required.  If there are two Owners,  we calculate the current charge that applies to each Owner  individually  and deduct the combined amount as the charge for the Rider.  There is no charge based on a person's life after coverage  expires as to that person.  However,  a charge will still apply to the second of two Owners (and coverage will continue for such Owner) if such Owner has not reached the expiry date.

                                           Attained Age                  Percentage of
                                                                         Account Value
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 40-75                       .80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 76-80                       1.60%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 81-85                       3.20%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 86-90                       4.80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 91                         6.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 92                         7.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 93                         8.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 94                         9.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 95                        10.50%
                                   ------------------------------ ----------------------------

The charge for the  Plus40(TM)rider may also be subject to a  guaranteed  maximum  charge that will apply if the  current  charge,  when applied to the Account Value,  exceeds the guaranteed  maximum  charge.  The guaranteed  maximum charge is based on a charge per $1,000 of insurance.

We determine the charge for the Rider  annually,  in arrears.  We deduct the charge:  (1) upon your death;  (2) on each  anniversary of the  Issue  Date;  (3) on the date  that you  begin  receiving  annuity  payments;  (4) if you  surrender  your  Annuity  other  than a medically-related  surrender;  or (5) if you choose to terminate the Rider.  If the Rider  terminates for any of the preceding  reasons on a date other than the  anniversary  of the  Annuity's  Issue  Date,  the charge  will be  prorated.  During the first year after the
Annuity's  Issue Date, the charge will be prorated from the Issue Date. In all subsequent  years,  the charge will be prorated from the last anniversary of the Issue Date.

You can elect to pay the annual  charge  through a  redemption  from your  Annuity's  Account  Value or through  funds other than those within the  Annuity.  If you do not elect a method of payment,  we will  automatically  deduct the annual  charge  from your  Annuity's
Account Value.  The manner in which you elect to pay for the Rider may have tax implications.

|X|      If you elect to pay the charge through a redemption of your  Annuity's  Account  Value,  the  withdrawal  will be treated as a taxable  distribution,  and will generally be subject to ordinary  income tax on the amount of any investment  gain withdrawn.
         If you are under age 59 1/2,  the  distribution  may also be  subject to a 10%  penalty on any gain  withdrawn,  in  addition  to ordinary  income taxes.  We first deduct the amount of the charge  pro-rata from the Account Value in the variable  investment options.  We only deduct the charge pro-rata from the Fixed  Allocations to the extent there is insufficient  Account Value in the variable investment options to pay the charge.

|X|      If you  elect to pay the  charge  through  funds  other  than  those  from your  Annuity,  we  require  that  payment  be made electronically  in U.S.  currency  through a U.S.  financial  institution.  If you elect to pay the charge through  electronic transfer  of funds  and  payment  has not been  received  within 31 days from the due date,  we will  deduct  the  charge as a redemption from your Annuity, as described above.

TERMINATION
You can  terminate  the Plus40(TM)rider at any time.  Upon  termination,  you will be  required to pay a pro-rata  portion of the annual charge for the Rider.  The Plus40(TM)rider will  terminate  automatically  on the date your Account  Value is applied to begin  receiving annuity  payments,  on the date you  surrender  the Annuity  or, on the expiry date with  respect to such person who reaches the expiry date.  We may also  terminate  the  Plus40(TM)rider,  if  necessary,  to  comply  with  our  interpretation  of the Code and  applicable regulations.  Once terminated, you may not reinstate your coverage under the Plus40(TM)rider.

CHANGES IN ANNUITY DESIGNATIONS
Changes in ownership and annuitant  designations  under the Annuity may result in changes in eligibility  and charges under the Plus40(TM)
rider.  These changes may include termination of the Rider.  Please refer to the Rider for specific details.

SPOUSAL ASSUMPTION
A  spousal  beneficiary  may elect to assume  ownership  of the  Annuity  instead  of taking  the  Annuity's  Death  Benefit.  However, regardless of whether a spousal  beneficiary  assumes ownership of the Annuity,  the death benefit under the Plus40(TM)rider will be paid despite the fact that the Annuity  will  continue.  The spousal  beneficiary  can apply the death  benefit  proceeds  under the Plus40(TM)
rider to the Annuity as a new Purchase  Payment,  can purchase a new annuity  contract or use the death benefit  proceeds for any other purpose.  Certain  restrictions  may apply to an Annuity  that is used as a qualified  investment.  Spousal  beneficiaries  may also be eligible to purchase the Plus40(TM)rider,  in which case the Annuity's  Account Value,  as of the date the assumption is effective,  will be treated as the initial Purchase Payment under applicable provisions of the Rider.

TAX CONSIDERATION
The Plus40(TM)rider was designed to qualify as a life insurance  contract under the Code. As life  insurance,  under most  circumstances, the Beneficiary(ies) does not pay any Federal income tax on the death benefit payable under the Rider.

If your Annuity is being used as an  Individual  Retirement  Annuity  (IRA),  we consider the Plus40(TM)rider to be outside of your IRA, since premium for the Rider is paid for either with funds  outside of your Annuity or with  withdrawals  previously  subject to tax and any applicable tax penalty.

We believe  payments under the accelerated  payout provision of the Rider will meet the requirements of the Code and the regulations in order to qualify as tax-free  payments.  To the extent  permitted by law, we will change our  procedures  in relation to the Rider,  or the definition of terminally  ill, or any other  applicable term in order to maintain the tax-free status of any amounts paid out under the accelerated payout provision.

1.

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                  PLEASE SEND ME A STATEMENT  OF  ADDITIONAL  INFORMATION  THAT  CONTAINS  FURTHER  DETAILS  ABOUT THE
                  AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS ASAPIII-PROS (11/2002).
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                                                           (print your name)

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                                                               (address)

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                                                         (city/state/zip code)

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Variable Annuity Issued by:                                                                  Variable Annuity Distributed by:

AMERICAN SKANDIA LIFE                                                                                      AMERICAN SKANDIA
ASSURANCE CORPORATION                                                                               MARKETING, INCORPORATED
One Corporate Drive                                                                                     One Corporate Drive
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                           Telephone: 203-926-1888
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                          MAILING ADDRESSES:

                                                 AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                             P.O. Box 7040
                                                       Bridgeport, CT 06601-7040

                                                             EXPRESS MAIL:
                                                 AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                          One Corporate Drive
                                                           Shelton, CT 06484

                                                  STATEMENT OF ADDITIONAL INFORMATION

The variable  investment  options under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION  VARIABLE ACCOUNT B and
AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The variable  investment options are registered under the Securities Act of 1933 and the
Investment  Company Act of 1940. The fixed investment  options ("Fixed  Allocations")  under the Annuity are issued by AMERICAN SKANDIA
LIFE  ASSURANCE  CORPORATION.  The  assets  supporting  the Fixed  Allocations  are  maintained  in  AMERICAN  SKANDIA  LIFE  ASSURANCE
CORPORATION SEPARATE ACCOUNT D, a non-unitized separate account, and are registered solely under the Securities Act of 1933.

                                                           TABLE OF CONTENTS

ITEM                                                                                                                   PAGE
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THIS  STATEMENT OF ADDITIONAL  INFORMATION  IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE  PROSPECTUS FOR THE
ANNUITY FOR WHICH IT RELATES.  THE  PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD  CONSIDER  BEFORE  INVESTING.  FOR A COPY OF THE
PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA - VARIABLE  ANNUITIES,  P.O. BOX 7040,  BRIDGEPORT,  CONNECTICUT  06601-7040,  OR
TELEPHONE 1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@SKANDIA.COM.
---------------------------------------------------------------------------------------------------------------------------------------

Date of Prospectus:  November xx, 2002                              Date of Statement of Additional Information:  November xx, 2002
ASAP III - SAI (11/2002)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American  Skandia Life  Assurance  Corporation  ("American  Skandia",  "we",  "our" or "us") is a  wholly-owned  subsidiary of American
Skandia,  Inc. ("ASI"),  whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company.  Skandia Insurance Company Ltd. is a major  worldwide  insurance  company  operating  from  Stockholm,  Sweden  which owns and  controls,  directly or through  subsidiary companies,  numerous insurance and related companies.  We are organized as a Connecticut stock life insurance company,  and are subject to  Connecticut  law  governing  insurance  companies.  We are licensed to sell  insurance  products in each of the fifty states of the
United  States,  and the  District of  Columbia.  American  Skandia's  principal  business  address is One  Corporate  Drive,  Shelton,
Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

American  Skandia Life  Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account B", was  established  by us pursuant to Connecticut  law.  Separate  Account B also holds assets of other annuities issued by us with values and benefits that vary according  to the  investment  performance  of the  underlying  mutual  funds or  portfolios  of  underlying  mutual  funds  offered as
Sub-accounts  of Separate  Account B. The  underlying  mutual funds or  portfolios  of  underlying  mutual funds are referred to as the
Portfolios.  Each Sub-account  invests exclusively in a Portfolio.  You will find additional  information about the Portfolios in their respective prospectuses.

Separate  Account B is registered  with the Securities and Exchange  Commission  ("SEC") under the Investment  Company Act of 1940 (the
"Investment  Company  Act")  as a unit  investment  trust,  which  is a type of  investment  company.  Values  and  benefits  based  on allocations to the Sub-accounts  will vary with the investment  performance of the Portfolios,  as applicable.  We do not guarantee the investment results of any Sub-account.  You bear the entire investment risk.

During the accumulation  phase, we offer a number of  Sub-accounts.  Certain  Sub-accounts  may not be available in all  jurisdictions.
If and when we obtain  approval of the  applicable  authorities  to make such  Sub-accounts  available,  we will  notify  Owners of the availability of such Sub-accounts.

A brief summary of the  investment  objectives  and policies of each Portfolio is found in the  Prospectus.  More detailed  information about the investment objectives,  policies,  risks, costs and management of the Portfolios are found in the prospectuses and statements of additional  information for the Portfolios.  Also included in such information is the investment policy of each Portfolio  regarding the  acceptable  ratings by  recognized  rating  services  for bonds and other debt  obligations.  There can be no  guarantee  that any
Portfolio will meet its investment objectives.

Each  underlying  mutual  fund is  registered  under the  Investment  Company  Act, as amended,  as an open-end  management  investment company.  Each  underlying  mutual fund thereof may or may not be diversified  as defined in the  Investment  Company Act. The trustees or directors,  as applicable,  of an underlying mutual fund may add, eliminate or substitute  portfolios from time to time.  Generally, each  portfolio  issues a separate  class of shares.  Shares of the  portfolios  are available to separate  accounts of life  insurance companies  offering  variable  annuity  and  variable  life  insurance  products.  The  shares may also be made  available,  subject to obtaining all required  regulatory  approvals,  for direct  purchase by various  pension and retirement  savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").

We may make other  portfolios  available  by creating new  Sub-accounts.  Additionally,  new  portfolios  may be made  available by the creation of new  Sub-accounts  from time to time.  Such a new  portfolio  may be disclosed in its  prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account to invest in that  portfolio.  We may take other actions in relation to the
Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life  Assurance  Corporation  Separate  Account D, also referred to as "Separate  Account D", was  established  by us pursuant to Connecticut law. During the accumulation  phase,  assets  supporting our obligations based on Fixed Allocations are held in
Separate  Account  D. Such  obligations  are  based on the fixed  interest  rates we credit to Fixed  Allocations  and the terms of the
Annuities.  These obligations do not depend on the investment performance of the assets in Separate Account D.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An  Annuity  Owner who allocates  a portion of their  Account  Value to  Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely  to us.  We  retain  the risk that the value of the  assets in
Separate  Account D may drop below the  reserves and other  liabilities  we must  maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities  we must  maintain in relation to the  annuities  supported by such assets,  we will transfer  assets from our general account to Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain  assets in Separate
Account D supporting a number of annuities we offer.

We currently employ  investment  managers to manage the assets  maintained in Separate Account D. Each manager we employ is responsible for  investment  management  of a different  portion of Separate  Account D. From time to time  additional  investment  managers may be employed or investment  managers may cease being  employed.  We are under no obligation to employ or continue to employ any  investment manager(s) and have sole discretion over the investment managers we retain.

We operate Separate  Account D in a fashion  designed to meet the obligations  created by Fixed  Allocations.  Factors  affecting these operations include the following:

1.       The State of New York,  which is one of the  jurisdictions  in which we are  licensed to do  business,  requires  that we meet certain  "matching"  requirements.  These  requirements  address the  matching  of the  durations  of the assets  owned by the insurance  company with the durations of  obligations  supported by such assets.  We believe these matching  requirements  are designed  to control  an  insurer's  ability to risk  investing  in  long-term  assets to  support  short term  interest  rate guarantees.  We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an investment  strategy  designed to limit the risk of default.  Some of the  guidelines  of our current  investment strategy for Separate Account D include, but are not limited to, the following:

a.       Investments may include cash; debt securities  issued by the United States  Government or its agencies and  instrumentalities;
              money market instruments;  short,  intermediate and long-term  corporate  obligations;  private placements;  asset-backed obligations; and municipal bonds.

b.       At the time of purchase,  fixed income  securities will be in one of the top four generic lettered rating  classifications  as established by a nationally  recognized  statistical rating  organization  ("NRSRO") such as Standard & Poor's or Moody's
              Investor Services, Inc.

We are not  obligated  to invest  according  to the  aforementioned  guidelines  or any other  strategy  except as may be  required  by
Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated by law to maintain our capital and surplus,  as well as our reserves,  at the levels  required by applicable state insurance law and regulation.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American Skandia Marketing,  Incorporated  ("ASM"), a wholly-owned  subsidiary of ASI, is the distributor and principal  underwriter of the Annuity  described in the Prospectus  and this Statement of Additional  Information.  American  Skandia Life Assurance  Corporation
and American  Skandia  Investment  Services,  Incorporated  ("ASISI"),  the investment  manager of American  Skandia Trust and American
Skandia  Advisor  Funds,  Inc.,  are also  wholly-owned  subsidiaries  of ASI.  American  Skandia  Information  Services and Technology
Corporation  ("ASIST"),  also a wholly-owned  subsidiary  ASI, is a service company that provides  systems and information  services to
American Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the  distributor of a number of annuity and life insurance  products we offer and both American  Skandia Trust and American
Skandia Advisor Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through whom it receives a portion of brokerage  commissions in connection with purchases and sales of securities  held by Portfolios of American  Skandia Trust which are offered as Sub-accounts under the Annuity.

ASM's principal business address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as a broker-dealer  under the
Securities  and  Exchange  Act of 1934  ("Exchange  Act") and is a member of the  National  Association  of  Securities  Dealers,  Inc.
("NASD").

The  Annuity is offered on a  continuous  basis.  ASM enters into  distribution  agreements  with  independent  broker-dealers  who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the
Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation is paid to firms on sales of the Annuity according to one or more schedules.  The individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally  based on a percentage  of Purchase
Payments  made, up to a maximum of 7.0%.  Alternative  compensation  schedules are  available  that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation to firms for providing ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive separate compensation or reimbursement for, among other things, training of sales personnel,  marketing or other  services  they provide to us or our  affiliates.  We or ASM may enter into  compensation  arrangements  with  certain  firms.
These  arrangements  will  not be  offered  to all  firms  and the  terms of such  arrangements  may  differ  between  firms.  Any such compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the extent  permitted  by NASD rules and other applicable laws and regulations,  ASM may pay or allow other promotional  incentives or payments in the form of cash or other compensation.

ASLAC pays ASM an underwriting commission for its role as principal  underwriter/distributor  of all variable insurance products issued by ASLAC. ASM is responsible for payment of commissions to the  broker-dealer  firms who are the ultimate  sellers of the product.  ASM does not retain any underwriting  commissions.  For the past three years, the aggregate dollar amount of underwriting  commissions paid to ASM in its role as principal underwriter/distributor has been: 2001: $193,056,109; 2000: $355,445,427; 1999: $296,723,325.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise  the  performance  of  Sub-accounts  using two types of measures.  These  measures are "current and effective  yield", which may be used for money  market-type  Sub-accounts  (like the AST Money Market  Sub-account) and "total return",  which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The current yield of a money  market-type  Sub-account  is calculated  based upon the previous  seven-day  period ending on the date of calculation.  The current yield of such a  Sub-account  is computed by  determining  the change  (exclusive of capital  changes) in the
Account Value of a hypothetical  pre-existing  allocation by an Owner to such a Sub-account (the  "Hypothetical  Allocation")  having a balance of one Unit at the beginning of the period,  subtracting a  hypothetical  maintenance  fee, and dividing such net change in the
Account Value of the Hypothetical  Allocation by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base  period  return,  and  multiplying  the result by  (365/7).  The  resulting  figure  will be carried to at least the nearest l00th of one percent.

We compute effective  compound yield for a money market-type  Sub-account  according to the method prescribed by the SEC. The effective yield  reflects  the  reinvestment  of net  income  earned  daily on assets of such a  Sub-account.  Net  investment  income  for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a  hypothetical  contract.  The yield is calculated  based on the  performance of the AST Money Market  Sub-account  during the last seven days of the calendar year ending prior to the date of the  Prospectus  and the
Statement of Additional  Information.  At the beginning of the seven day period,  the hypothetical  contract had a balance of one Unit.
The current and effective  yields reflect the Insurance  Charge and the  Distribution  Charge  deducted  against the  Sub-account.  The
Insurance Charge and the Distribution  Charge compensate  American Skandia for providing the insurance  benefits under the Annuity.  In an extremely low interest rate  environment,  money market yields,  after deducting the Insurance Charge and the  Distribution  Charge,
may be negative,  even though the Portfolio's  yield (before  deducting the Insurance Charge and the Distribution  Charge) is positive.
Please note that current and effective  yield  information  will  fluctuate.  This  information may not provide a basis for comparisons with deposits in banks or other institutions  which pay a fixed yield over a stated period of time, or with investment  companies which do not serve as underlying funds for variable annuities.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         0.25%                              0.25%

Total Return
------------
Total return for the other, non-money market-type Sub-accounts is computed by using the formula:

                                                             P(1+T)n = ERV

                                                                where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account  Value of the  hypothetical  $1,000  payment as of the end of the period  over which  total  return is being measured.

We may advertise the  performance  of the  Portfolios in the form of "Standard"  and  "Non-standard"  Total  Returns.  "Standard  Total
Return"  figures assume a hypothetical  initial  investment of $1,000  allocated to a Sub-account  during the most recent one, five and ten year  periods (or since the  inception  date that the  Portfolio  has been  offered as a  Sub-account,  if less).  "Standard  Total
Return"  figures  assume that the  Insurance  Charge,  the Annual  Maintenance  Fee (if  applicable)  and the  Distribution  Charge (if applicable)  are  deducted  and that the Annuity is  surrendered  at the end of the  applicable  period,  meaning  that any  Contingent
Deferred Sales Charge that would apply upon surrender is also deducted.  "Non-standard  Total Return"  figures  include any performance figures that do not meet the SEC's rules for Standard  Total Returns.  Non-standard  Total Returns are calculated in the same manner as standardized  returns  except that the figures may not reflect all fees and  charges.  In  particular,  they may assume no surrender at the end of the  applicable  period so that the CDSC does not  apply.  "Non-standard  Total  Returns"  may also  assume  that the Annual
Maintenance  Fee does not apply due to the average  Account Value being  greater than  $100,000,  where the charge is waived.  Standard and Non-standard  Total Returns will not reflect charges that apply to any optional  benefits.  The additional cost associated with any optional benefits you elected will reduce your performance.  Non-Standard Total Returns must be accompanied by Standard Total Returns.

Some of the underlying  Portfolios existed prior to the inception of these  Sub-accounts.  Performance quoted in advertising  regarding such  Sub-accounts may indicate  periods during which the Sub-accounts  have been in existence but prior to the initial offering of the
Annuities,  or  periods  during  which  the  underlying  Portfolios  have  been in  existence,  but the  Sub-accounts  have  not.  Such hypothetical  historical  performance  is calculated  using the same  assumptions  employed in  calculating  actual  performance  since inception  of the  Sub-accounts.  Hypothetical  historical  performance  of the  underlying  Portfolios  prior to the  existence of the
Sub-accounts may only be presented as Non-Standard Total Returns.

As described in the  Prospectus,  Annuities  may be offered in certain  situations  in which the  contingent  deferred  sales charge or certain other  charges or fees may be  eliminated  or reduced.  Advertisements  of  performance  in  connection  with the offer of such
Annuities will be based on the charges applicable to such Annuities.

Shown below are total return  figures for the periods  shown.  Figures are shown only for  Sub-accounts  operational as of December 31,
2001.  The  "inception-to-date"  figures shown below are based on the inception  date of the  Portfolio.  "N/A" means "not  applicable"
and  indicates  that the  Portfolio was not in operation  for the  applicable  period.  Any  performance  of such  Portfolios  prior to inception of a Sub-account is provided by the underlying  mutual funds.  The Total Return for any  Sub-account  reflecting  performance prior  to  such  Sub-account's  inception  is  based  on  such  information.  Some  of the  Portfolios  may be  subject  to an  expense reimbursement or waiver that, in the absence of such reimbursement or waiver, would reduce the Portfolio's performance.

The performance  quoted in any advertising  should not be considered a representation  of the performance of these  Sub-accounts in the future since  performance is not fixed or guaranteed in any way. Actual  performance will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the Portfolios and upon prevailing  market conditions and the response of the investment  manager of the Portfolios to such  conditions.  Actual  performance  will also depend on changes in the expenses of the
Portfolios.  In addition, the amount of charges against each Sub-account will affect performance.

The performance  information may be useful in reviewing and comparing the  performance of the  Sub-accounts,  and for providing a basis for comparison with Sub-accounts  offered under other annuities.  This performance  information may be less useful in providing a basis for  comparison  with other  investments  that  neither  provide some of the  benefits of such  annuities  nor are treated in a similar fashion under the Code.

PERFORMANCE TABLES TO BE PROVIDED BY AMENDMENT

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial Unit Price was $10.00.  The Unit Price for each subsequent  period is the net investment  factor for that period,  multiplied  by the Unit Price for the  immediately  preceding  Valuation  Period.  The Unit Price for a Valuation  Period
applies to each day in the period.  The net  investment  factor is an index that measures the  investment  performance  of, and charges assessed  against,  a Sub-account  from one Valuation  Period to the next.  The net  investment  factor for a Valuation  Period is: (a)
divided by (b), less (c) where:

a.       is the net result of:

        1.       the net asset value per share of the Portfolio  shares held by that  Sub-account  at the end of the current  Valuation  Period plus the per share  amount of any  dividend  or  capital  gain  distribution  declared  and unpaid  (accrued)  by the
                  Portfolio; plus or minus

        2.       any per share  charge or credit  during the  Valuation  Period as a  provision  for taxes  attributable  to the  operation  or maintenance of that Sub-account.

b.       is the net result of:

        1.       the net asset value per share of the Portfolio  shares held by that  Sub-account at the end of the preceding  Valuation Period plus the per share  amount of any  dividend  or  capital  gain  distribution  declared  and unpaid  (accrued)  by the
                  Portfolio; plus or minus

        2.       any per share charge or credit during the preceding  Valuation  Period as a provision for taxes  attributable to the operation or maintenance of that Sub-account.

c.       is the Insurance Charge and the Distribution Charge deducted daily against the assets of the Separate Account.

We value the assets in each  Sub-account  at their fair market value in accordance  with accepted  accounting  practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the market value adjustment ("MVA").

We declare the rates of interest  applicable during the various  Guarantee  Periods offered.  Declared rates are effective annual rates of interest.  The rate of interest  applicable to a Fixed  Allocation is the one in effect when its Guarantee  Period begins.  The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its
Maturity Date, when we confirm the allocation.  We declare interest rates applicable to new Fixed  Allocations from  time-to-time.  Any new Fixed  Allocation  in an existing  Annuity is credited  interest  at a rate not less than the rate we are then  crediting  to Fixed
Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rates we credit are  subject to a minimum.  We may  declare a higher  rate.  The minimum is based on both an index and a
                                                                                                                            -----
reduction to the interest rate determined according to the index.
---------

The  index is based  on the  published  rate for  certificates  of  indebtedness  (bills,  notes  or  bonds,  depending  on the term of
     -----
indebtedness)  of the United States  Treasury at the most recent  Treasury  auction held at least 30 days prior to the beginning of the applicable  Fixed  Allocation's  Guarantee  Period.  The term  (length  of time from  issuance  to  maturity)  of the  certificates  of indebtedness  upon which the index is based is the same as the duration of the Guarantee  Period.  If no  certificates  of indebtedness are available for such term,  the next shortest term is used. If the United  States  Treasury's  auction  program is  discontinued,  we will substitute  indexes which in our opinion are comparable.  If required,  implementation of such substitute  indexes will be subject to approval by the SEC and the Insurance  Department of the  jurisdiction  in which your Annuity was delivered.  (For Annuities  issued as  certificates of  participation  in a group contract,  it is our  expectation  that approval of only the  jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and a half percent of interest (2.50%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific minimum interest rate,  compounded yearly,  will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such change does not have an impact on the rates applicable to Fixed Allocations with Guarantee Periods that began prior to such change.  However, such a change will affect the MVA.

We have no specific  formula for  determining  the interest  rates we declare.  Rates may differ  between  classes and between types of annuities we offer,  even for guarantees of the same duration  starting at the same time. We expect our interest rate  declarations for
Fixed  Allocations  to reflect the returns  available on the type of  investments  we make to support the various  classes of annuities supported  by the assets in  Separate  Account D.  However,  we may also take into  consideration  in  determining  rates such  factors including,  but not limited to, the durations  offered by the annuities  supported by the assets in Separate  Account D, regulatory and tax requirements,  the liquidity of the secondary markets for the type of investments we make,  commissions,  administrative  expenses, investment  expenses,  our insurance risks in relation to Fixed  Allocations,  general economic trends and competition.  OUR MANAGEMENT
MAKES THE FINAL DETERMINATION AS TO INTEREST RATES TO BE CREDITED.  WE CANNOT PREDICT THE RATES WE WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
A MVA is used to determine the Account  Value of each Fixed  Allocation.  The formula used to determine  the MVA is applied  separately to each Fixed  Allocation.  Values and time  durations  used in the formula are as of the date the Account  Value is being  determined.
Current Rates and available Guarantee Periods may be found in the Prospectus.

For purposes of this provision:
|X|      "Strips" are a form of security where  ownership of the interest  portion of United States  Treasury  securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and  government  debt  securities  of  comparable  duration.  We currently  use the Merrill  Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                                      [(1+I) / (1+J+0.0010)]N/365
                                                                where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA  applies in  determining  a Fixed  Allocation's  Account  Value on its  Maturity  Date.  The  formula may be changed for certain
Special Purpose Fixed Allocations, as described in the Prospectus.

Irrespective  of the above, we apply certain  formulas to determine "I" and "J" when we do not offer Guarantee  Periods with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your class of Annuities  with durations that are both shorter and longer than the Remaining
         Period,  we interpolate a rate for "J" between our then current  interest  rates for Guarantee  Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with durations that are both longer and shorter than the
         Remaining  Period,  we determine  rates for "J" and, for purposes of  determining  the MVA only,  for "I" based on the Moody's
         Corporate Bond Yield Average - Monthly Average Corporates (the "Average"),  as published by Moody's Investor  Services,  Inc., its  successor,  or an equivalent  service should such Average no longer be published by Moody's.  For  determining I, we will use the Average  published on or immediately  prior to the start of the applicable  Guarantee  Period.  For  determining J, we will use the Average for the Remaining Period published on or immediately prior to the date the MVA is calculated.

No MVA applies in determining a Fixed  Allocation's  Account Value on its Maturity Date,  and, where required by law, the 30 days prior to the Maturity  Date.  If we are not  offering a Guarantee  Period with a duration  equal to the number of years  remaining in a Fixed
Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are  expected to be sensitive  to interest  rate  fluctuations,  thereby  making each MVA equally  sensitive to such changes.  There  would be a downward  adjustment  when the  applicable  Current  Rate plus 0.10  percent of  interest  exceeds the rate credited to the Fixed  Allocation  and an upward  adjustment  when the  applicable  Current  Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation.

We reserve the right,  from time to time, to determine the MVA using an interest rate lower than the Current Rate for all  transactions applicable to a class of Annuities.  We may do so at our sole  discretion.  This would benefit all such  Annuities if  transactions  to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have voting  rights in relation to Account  Value  maintained  in the  Sub-accounts.  You do not have voting  rights in relation to
Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the  Portfolios in which the  Sub-accounts  invest in the manner  directed by Owners.  Owners give  instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares  attributable to assets held in the  Sub-accounts  solely for us rather than on behalf of Owners,  or any share as to  which  we have  not  received  instructions,  in the same  manner  and  proportion  as the  shares  for  which we have  received instructions.  We will do so separately for each Sub-account of the Separate Account that may invest in the same Portfolio.

The number of votes for a Portfolio  will be  determined as of the record date for such  underlying  mutual fund or portfolio as chosen by its board of trustees or board of  directors,  as  applicable.  We will furnish  Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following  matters:  (a) changes to the board of trustees or board of directors,  as applicable;
(b) changing the independent  accountant;  (c) any change in the fundamental  investment  policy; (d) any other matter requiring a vote of the  shareholders;  and (e)  approval of changes to the  investment  advisory  agreement  or adoption of a new  investment  advisory agreement.  American  Skandia Trust (the "Trust") has obtained an exemption from the Securities  and Exchange  Commission  that permits its investment adviser, American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust,  to change  sub-advisors  for a Portfolio  and to enter into new  sub-advisory  agreements,  without  obtaining  shareholder approval of the changes.  This exemption (which is similar to exemptions  granted to other  investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision  and  management of the  sub-advisors  by ASISI and the Trustees.  The Trust is required,  under the terms of the  exemption,  to provide  certain  information to  shareholders  following these types of changes.

With respect to approval of changes to the  investment  advisory  agreement,  approval of a new  investment  advisory  agreement or any change in fundamental  investment  policy,  only Owners maintaining  Account Value as of the record date in a Sub-account  investing in the  applicable  underlying  mutual fund  portfolio will instruct us how to vote on the matter,  pursuant to the  requirements  of Rule
18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to do any or all of the  following:  (a)  combine a  Sub-account  with other  Sub-accounts;  (b) combine  Separate
Account B or a portion of it with other "unitized"  separate  accounts;  (c) terminate  offering certain  Guarantee  Periods for new or renewing Fixed  Allocations;  (d) combine Separate  Account D with other  "non-unitized"  separate  accounts;  (e) deregister  Separate
Account B under the Investment  Company Act; (f) operate  Separate  Account B as a management  investment  company under the Investment
Company Act or in any other form permitted by law; (g) make changes  required by any change in the Securities  Act, the Exchange Act or the  Investment  Company Act; (h) make changes that are necessary to maintain the tax status of your Annuity  under the Code;  (i) make changes  required  by any change in other  Federal  or state laws  relating  to  retirement  annuities  or annuity  contracts;  and (j)
discontinue offering any Sub-account at any time.

Also, from time to time, we may make additional  Sub-accounts  available to you. These  Sub-accounts  will invest in underlying  mutual funds or  portfolios  of underlying  mutual funds we believe to be suitable for the Annuity.  We may or may not make a new  Sub-account available to invest in any new  portfolio of one of the current  underlying  mutual funds should such a portfolio be made  available to
Separate Account B.

We may eliminate  Sub-accounts,  combine two or more  Sub-accounts or substitute one or more new underlying  mutual funds or portfolios for the one in which a Sub-account  is invested.  Substitutions  may be necessary if we believe an underlying  mutual fund or portfolio no longer  suits the purpose of the  Annuity.  This may happen due to a change in laws or  regulations,  or a change in the  investment objectives or restrictions of an underlying  mutual fund or portfolio,  or because the underlying mutual fund or portfolio is no longer available for  investment,  or for some other  reason.  We would obtain prior  approval  from the insurance  department of our state of domicile,  if so required by law,  before making such a  substitution,  deletion or addition.  We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we  determine  to be  associated  with the class of contracts to which your Annuity belongs,  to another "unitized"  separate account.  We also reserve the right to transfer assets of Separate Account
D which we determine to be associated with the class of contracts to which your annuity  belongs,  to another  "non-unitized"  separate account.  We will notify you (and/or any payee  during the payout  phase) of any  modification  to your  Annuity.  We may endorse  your
Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution  or transfer from a Fixed  Allocation  or an annuity  payment for a period not to exceed the lesser of 6 months or the period  permitted by law. If we defer a  distribution  or transfer from any Fixed  Allocation or any annuity  payment for more than thirty days,  or less where  required by law, we pay interest at the minimum rate  required by law but not less than 3% or at least 4% if required by your  contract,  per year on the amount  deferred.  We may defer payment of proceeds of any  distribution  from any  Sub-account  or any  transfer  from a  Sub-account  for a period not to exceed 7 calendar  days from the date the  transaction  is effected.  Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.

There may be circumstances where the NYSE is open, however,  due to inclement weather,  natural disaster or other circumstances  beyond our control,  our offices may be closed or our business  processing  capabilities may be restricted.  Under those  circumstances,  your
Account  Value may  fluctuate  based on  changes in the Unit  Values,  but you may not be able to  transfer  Account  Value,  or make a purchase or redemption request.

The NYSE is closed on the following  nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day,  Presidents'  Day,
Good Friday,  Memorial  Day,  Independence  Day,  Labor Day,  Thanksgiving,  and  Christmas.  On those  dates,  we will not process any financial transactions involving purchase or redemption orders.

American Skandia will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an emergency exists making redemption or valuation of securities held in the separate account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Misstatement of Age or Sex
--------------------------
If there has been a  misstatement  of the age and/or sex of any person upon whose life annuity  payments or the minimum  death  benefit are based, we make  adjustments to conform to the facts. As to annuity  payments:  (a) any  underpayments by us will be remedied on the next payment  following  correction;  and (b) any  overpayments  by us will be charged  against future amounts payable by us under your
Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

Annuitization

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity  options  available that provide fixed annuity  payments,  variable  payments or adjustable  payments.  Fixed options  provide the same  amount with each  payment.  Variable  options  generally  provide a payment  which may  increase or decrease depending on the investment  performance of the  Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is periodically  adjusted based on current  interest rates. We do not guarantee to make all annuity payment options available in the future.

When you  purchase an Annuity,  or at a later date,  you may choose an Annuity  Date,  an annuity  option and the  frequency of annuity payments.  You may change your  choices up to 30 days before the  Annuity  Date.  A maximum  Annuity  Date may be required by law.  Any change to these  options must be in writing.  The Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available depending on the age of the Annuitant.

Certain of these annuity options may also be available to  Beneficiaries  who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.

The variable  annuity  payment  options are described in greater detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this section) is the person or persons upon whose life annuity  payments are based. No additional  annuity  payments are made after the death of the key life.  Since no minimum number of payments is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one  payment  will be payable if the death of the key life occurs before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This option is  currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives,  and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum number of payments is  guaranteed  under this option.  It is possible that only one payment will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death  benefits  would be payable.  This option is currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10 or 15 years),  the remaining  payments are paid to the Beneficiary until the end of such  period.  This option is  currently  available  on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this  option,  you can request  partial or full  surrender  of the annuity and receive its then current cash value (if any)
subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the  Beneficiary to the end of such period.
Note that under this option,  payments are not based on any assumptions of life  expectancy.  Therefore,  that portion of the Insurance
Charge  assessed to cover the risk that key lives  outlive our  expectations  provides no benefit to an Owner  selecting  this  option.
Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for Life with a Cash Value:  Under this option,  benefits are payable  periodically  until the death of the key life.
Benefits may increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also  varies  with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile  investment performance so that negative  investment  performance  does not  automatically  result in a decrease in the annuity payment each month, and positive  investment  performance  does not  automatically  result in an increase in the annuity  payment  each month.  The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 5; except
                                                                                                                                 ------
that,  while the key life is alive,  the annuity  payment will not be less than a guaranteed  amount,  which  generally is equal to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity  Payment is payable  monthly on the Annuity  Payment Date. The initial annuity payment will be on a date of your choice of the 1st through the 28th day of the month.  The Annuity Payment Date may not be changed after the Annuity Date.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments
If you choose to receive fixed annuity payments,  you will receive equal  fixed-dollar  payments  throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment  frequency you select.  Generally,  the first annuity  payment is determined by  multiplying  the Account Value upon the Annuity Date,  minus any state premium taxes that may apply, by the factor  determined  from our table of annuity rates.  The table of annuity rates differs based on the type of annuity chosen and the frequency of payment selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are derived from the a2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where required by law or regulation,  such annuity table will have rates that do not differ according to the gender of the key life.  Otherwise,  the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three  different  types of variable  annuity  payment  options.  The first annuity  payment will be calculated  based upon the assumed  investment  return  ("AIR").  You  select the AIR  before we start to make  annuity  payments.  You will not  receive  annuity payments  until you choose an AIR.  The  remaining  annuity  payments  will  fluctuate  based on the  performance  of the  Sub-accounts relative to the AIR as well as other factors  described  below.  The greater the AIR, the greater the first annuity  payment.  A higher
AIR may result in smaller  potential growth in the annuity  payments.  A lower AIR results in a lower initial annuity  payment.  Within payment options 1-3, if the Sub-accounts  you choose perform exactly the same as the AIR, then subsequent  annuity payments will be the same as the first annuity payment.  If the  Sub-accounts you choose perform better than the AIR, then subsequent  annuity payments will be higher than the first. If the  Sub-accounts  you choose perform worse than the AIR, then subsequent  annuity  payments will be lower than the first.  Within payment  options 5 and 6, the cash value for the Annuitant  (while alive) and a variable  period of time during which  annuity  payments  will be made  whether or not the  Annuitant  is still  alive are  adjusted  based on the  performance  of the
Sub-accounts  relative to the AIR; however,  subsequent annuity payments do not always increase or decrease based on the performance of the Sub-accounts relative to the AIR.

         Options 1-3:
         Under Options 1, 2 and 3, annuity  payments are payable for the life of the Annuitant,  for a Certain Period,  or for the life of the Annuitant and a Certain  Period.  Annuity  payments  terminate when the Annuitant dies, the Certain Period chosen ends, or upon the Inheritance Date if a lump sum death benefit is payable.

         Your Account  Value on the Annuity Date will be used to purchase  Units.  We will  determine  the number of Units based on the
         Account Value reduced by any applicable  premium tax, the length of any Certain Period,  the payment option selected,  and the
         Unit Value of the  Sub-accounts  you  initially  selected  on the  Annuity  Date.  The number of Units also will depend on the
         Annuitant's  age and gender (where  permitted by law) if Annuity  Payments are due for the life of the  Annuitant.  Other than to fund Annuity  Payments,  the number of Units  allocated to each  Sub-account  will not change unless you transfer among the
         Sub-accounts or make a withdrawal (if allowed).

         We calculate your Annuity  Payment Amount on each Monthly  Processing  Date by multiplying the number of Units scheduled to be redeemed under the Schedule of Units for each  Sub-account and multiplying  them by the Unit Value of each Sub-account on such date. This calculation is performed for each  Sub-account,  and the sum of the Sub-account  calculations will equal the amount of your Annuity Payment Amount.

         You can select one of three AIRs for these options: 3%, 5% or 7%.

         Options 5 & 6:
         Annuity  payment  Options 5 and 6 attempt to cushion  the Annuity  Payment  Amount from the  immediate  impact of  Sub-account performance  through a  "stabilization"  process.  This means that positive  market  performance  will not always increase the
         Annuity  Payment  Amount,  and  negative  market  performance  will not  always  decrease  the  Annuity  Payment  Amount.  The stabilization  process  adjusts the length of the  Inheritance  Period while  generally  maintaining a level  Annuity  Payment
         Amount.  When values under the Annuity  exceed a trigger,  then an Adjustment is made to increase the Annuity  Payment  Amount and decrease the Cash Value and the Inheritance Period.  Adjustments do not change the Income Base.

         KEY TERMS

         Adjustment is a change to the benefits that occur if, on an Annuity Payment Date, the Cash Value Trigger is exceeded.

         Annuity Date is the date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

         Annuity Factors are factors we apply to determine the Schedule of Units.  Annuity Factors  reflect  assumptions  regarding the costs we expect to bear in  guaranteeing  payments for the lives of the Annuitants and will depend on the Benchmark  Rate, the
         Inheritance Period, the Annuitant's attained age and where permitted by law, gender.

         Annuity  Payment  Date is the date each month  annuity  payments  are  payable.  This date is the same day of the month as the
         Annuity  Date which may be any date  chosen by you between the 1st and the 28th day of the month.  The  Annuity  Payment  Date may not be changed on or after the Annuity Date.

         Benchmark  Rate is an  assumed  rate of return  used in  determining  the  Annuity  Factors  and the  Schedule  of Units.  The
         Benchmark  Rate for Annuity  Option 5 is currently 4%. The Benchmark  Rate for Annuity  Option 6 is currently 3%. We may use a different rate for different  classes of purchasers.  The Benchmark Rate is set forth in the  supplemental  contract  material which you receive upon annuitization.

         Cash Value  Trigger  is an amount we use to  determine  whether an  Adjustment  must be made to your  Annuity's  annuitization values  following  the Annuity  Date.  The initial Cash Value Trigger is a percentage of the Account Value on the Annuity Date
         (generally 85% of such amount),  and is always equal to the Cash Value of the contract on the  Annuitization  Date. We reserve the right to change the Cash Value Trigger at any time.

         Income Base is the value of each  allocation to a  Sub-account,  plus any earnings and any  adjustments  made based on whether the Annuitant(s) is alive and/or less any losses,  distributions,  and charges thereon.  Income Base is determined  separately for each  Sub-account,  and then totaled to determine  the Income Base for your  Annuity.  The Income Base is always more than the Cash Value.

         Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary.  If there are joint Annuitants, the
         Inheritance Date refers to the death of the last surviving Annuitant.

         Inheritance  Period is a variable  period of time during which annuity  payments are due whether or not the Annuitant is still alive.  The Inheritance Period is represented in months or partial months.

         Schedule of Units is a schedule for each  Sub-account of how many Units are expected to fund your annuity  payments as of each
         Annuity  Payment  Date.  The  schedule  initially  is assigned on the Annuity  Date and is based on the portion of the Account
         Value on the Annuity  Date you  allocate  to a  Sub-account,  the  Benchmark  Rate,  and Annuity  Factors.  Subsequently,  the
         Schedule of Units is adjusted for transfers, Adjustments, or partial surrenders.

|X|      Stabilized Variable Payments (Option 5)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the Annuitant  (while  alive) and a variable  period of time during which  annuity  payments  will be made  whether or not the  Annuitant  is still  alive.  We calculate  the initial
                                                                                                                                -------
         annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed  under a schedule of units by the Unit
         Values  determined on the Annuity Date. The schedule of units is established  for each  Sub-account  you choose on the Annuity
         Date based on the  applicable  benchmark  rate,  meaning the AIR, and the annuity  factors.  The annuity  factors  reflect our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark rate, the annuitant's  attained age and gender (where  permitted).  Unlike variable  payments  (described above)
         where each  payment  can vary  based on  Sub-account  performance,  this  payment  option  cushions  the  immediate  impact of
         Sub-account  performance  by adjusting  the length of the time during which  annuity  payments will be made whether or not the
         Annuitant is alive while  generally  maintaining  a level  annuity  payment  amount.  Sub-account  performance  that exceeds a benchmark rate will generally extend this time period,  while Sub-account  performance that is less than a benchmark rate will generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still alive,  Annuity  Payments  continue, however,  the annuity  payment  amount will vary  depending  on  Sub-account  performance,  similar to  conventional  variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above). In addition to the  stabilization  feature,  this option also guarantees that variable annuity payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

Adjustable Annuity Payments
We may make an adjustable  annuity payment option  available.  Adjustable  annuity  payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity payments.  The adjustment in the annuity payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

         HOW ANNUITIZATION WORKS FOR OPTIONS 5 & 6:

         Initial Annuity Payment
         The initial annuity payment amount is calculated  based on the Schedule of Units  multiplied by the Unit Values on the Annuity
         Date.  We calculate this value upon annuitization and this is the amount payable on the first Annuity Payment Date.

         Subsequent Annuity Payments
         The amount of subsequent  annuity  payments are determined one month in advance.  On the Annuity  Payment Date,  based on your current allocations, we calculate the Inheritance Period and the Cash Value.  We calculate these initial values as follows:

|X|      The  Inheritance  Period is first reduced by one month (because one monthly period has passed) and then increased or decreased
              -------------------
              to reflect the  difference  between the value of the Units to be redeemed to fund the stable  annuity  payment amount and the value of the Units in the Schedule of Units.  Generally,  if Sub-account performance exceeds the Benchmark Rate, then the  Inheritance  Period will decrease less than one month,  while if Sub-account  performance is less than the Benchmark
              Rate, the Inheritance  Period will decrease more than one month.  Monthly  annuity  payment amounts are stabilized  while the Inheritance Period absorbs the immediate impact of market volatility.

|X|      The Cash Value is determined based on the new Inheritance Period and the current Unit Values.
             ----------

         The next annuity  payment amount on each Annuity  Payment Date will depend on whether the  Inheritance  Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         Inheritance Period Greater Than Zero
         Cash Value Trigger not exceeded
         If the Cash Value Trigger has not been exceeded then we do not make an  adjustment.  The next annuity  payment amount is equal
                                       ---
         to the then  current  annuity  payment  amount.  The  Inheritance  Period and the Cash Value  initially  calculated  above are established.  The stabilization process maintains a level annuity payment amount.

         Cash Value Trigger exceeded
         If the Cash Value  Trigger  has been  exceeded  then we make an  adjustment.  The Cash Value of the  Annuity is adjusted to be equal to the Cash Value  Trigger  and the  Inheritance  Period is  decreased.  The  Schedule  of Units is revised to reflect a higher Annuity  Payment Amount to be paid on the next Annuity  Payment Date.  Adjustments do not change the Income Base of the
         Annuity.  The revised  annuity  payment amount  becomes the new stabilized  payment amount until there is an adjustment or the
         Inheritance Period becomes equal to zero.

         Inheritance Period Equal To Zero
         If the  Inheritance  Period is equal to zero,  the Annuity in the  annuitization  phase does not have any Cash Value.  Annuity
         Payments will continue until the  Inheritance  Date;  however,  the annuity  payment amount may fluctuate each Annuity Payment
         Date with changes in Unit Values.  The next annuity  payment amount is established  equal to the number of Units  scheduled to be paid under the Schedule of Units multiplied by the current Unit Values.

---------------------------------------------------------------------------------------------------------------------------------------
         If you have selected  annuity payment option 6, the Optional  Guarantee  Feature,  the annuity payment amount will not be less than the initial guaranteed annuity payment amount.
---------------------------------------------------------------------------------------------------------------------------------------

         Can I change the Cash Value Trigger?
         Unless you have selected  annuity  payment option 6, you can adjust the Cash Value Trigger to 25%, 50%, or 75% of the original
         Cash Value Trigger on any Annuity Payment Date.

         Reducing the Cash Value Trigger  increases the likelihood  that your annuity payment amount will increase.  However,  reducing the Cash Value  Trigger may also result in using more Units to generate the larger  monthly  payment.  This can also  decrease the Inheritance  Period more rapidly to support the higher Annuity  Payment Amount during periods of poor market  performance, which may effect the stability of future  annuity  payments.  Any  adjustment to the Cash Value Trigger is permanent  although you may  continue to decrease  the  trigger in the future to 25% of the  original  Cash Value  Trigger.  If you have  selected
         Annuity Payment Option 6, the Cash Value Trigger is set as of the Issue Date, and may NOT be changed.

         Can you illustrate how annuity payments are made?
         Shown below are examples of annuity  payment  option 5 under  different  hypothetical  interest rate  scenarios for a randomly chosen male and female aged 65 with a 4% Benchmark  Rate,  and $50,000  Account  Value on the Annuity  Date.  These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value of Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are examples of annuity  payment option 6 under  different  hypothetical  interest rate scenarios for a randomly  chosen male and female aged 65 with a 3% Benchmark  Rate,  and a $50,000  Account Value on Annuity  Date.  These values are  illustrative  only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------

WHAT HAPPENS WHEN THE ANNUITANT DIES?

As of the  Inheritance  Date, if an  Inheritance  Period exists and was never zero at any time between the death of the last  surviving
Annuitant and the Inheritance  Date, we will make Annuity Payments to the Beneficiary for the remainder of the Inheritance  Period.  As an alternative,  a lump sum can be paid to the Beneficiary.  There is no guarantee that there will be any Inheritance  Period after the date of death,  which means there may be no amount due for the  Beneficiary.  If there is no Inheritance  Period as of the  Inheritance
Date, the Annuity terminates.

For Payment  Options 1, 2 and 3 if the Annuitant  dies before the Annuity Date, the Annuity will end and the Cash Value will be payable as settlement to the Beneficiary(s) after we have received all of our requirements to make settlement.

If the Annuity is used in connection  with a tax qualified  retirement  plan or qualified  contract  (including  individual  retirement annuities),  the beneficiary  may only be entitled to a lump sum  distribution  after the death of the last surviving  Annuitant or the period over which Annuity Payments can be paid may be shortened.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If annuity  payments are to be paid to a  Beneficiary,  annuity  payments  will begin as of the next Annuity  Payment Date, or the Cash
Value  can then be paid.  No  amounts  are  payable  to a  Beneficiary  until  the  death of the  last  surviving  Annuitant.  Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

INDEPENDENT AUDITORS

The consolidated  financial  statements of American  Skandia Life Assurance  Corporation at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001,  appearing in this  Prospectus and  Registration  Statement have been audited by
Ernst & Young LLP,  independent  auditors,  as set forth in their  report  thereon  appearing  elsewhere  herein,  and are  included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

Counsel for American  Skandia Life Assurance  Corporation  has passed on the legal matters with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B

The statements  which follow in Appendix A are those of American Skandia Life Assurance  Corporation  Variable Account B as of December
31, 2001 and for the years ended  December  31, 2001 and 2000.  There are other  Sub-accounts  included in Variable  Account B that are not available in the product described in the applicable prospectus.

To the extent and only to the extent that any  statement in a document  incorporated  by reference  into this  Statement of  Additional
Information is modified or superseded by a statement in this Statement of Additional  Information  or in a later-filed  document,  such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We  furnish  you  without  charge  a copy of any or all the  documents  incorporated  by  reference  in this  Statement  of  Additional
Information,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We do so upon receipt of your written or oral request.  Please  address your request to American  Skandia - Variable  Annuities,  P.O. Box 7040,  Bridgeport,
Connecticut  06601-7040.  Our phone  number is  1-800-752-6342.  You may also  forward  such a request  electronically  to our Customer
Service Department at customerservice@skandia.com.

                                                               PART C

                                                         OTHER INFORMATION

ASAP III
                                                                 1

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Copy of the resolution of the board of directors of Depositor  authorizing the establishment of the Registrant for
                  Separate  Account B filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No. 33-87010,
                  filed March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form of revised Principal  Underwriting Agreement between American Skandia Life Assurance Corporation and
                           American Skandia Marketing,  Incorporated,  formerly known as Skandia Life Equity Sales Corporation filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No.  33-87010,  filed March 2,
                           1998.

                  (b)      Form of Revised Dealer  Agreement  filed via EDGAR with  Post-Effective  Amendment No. 7 to  Registration
                           Statement No. 33-87010, filed April 24, 1998.

         (4)      (a)      Copy of the Form of Annuity                                  TO BE FILED BY AMENDMENT

(b)      Copy of Highest Period Value Death Benefit Endorsement        TO BE FILED BY AMENDMENT

                  (c)      Copy of Percentage of Growth Death Benefit Endorsement       TO BE FILED BY AMENDMENT

                  (d)      Copy of Minimum Account Value Endorsement            TO BE FILED BY AMENDMENT

         (5)      A copy of the  application  form used with the  Annuity  filed via EDGAR with  Post-Effective  Amendment  No. 6 to
                  Registration Statement No. 33-87010, filed March 2, 1998.

         (6)      (a)      Copy of the certificate of incorporation of American Skandia Life Assurance  Corporation  filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

                  (b)      Copy of the By-Laws of American Skandia Life Assurance  Corporation  filed via EDGAR with  Post-Effective
                           Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (7)      Annuity Reinsurance Agreements between Depositor and:                          Not applicable

         (8)      Agreements between Depositor and:

                  (a)      American Skandia Trust filed via EDGAR with Post-Effective  Amendment No. 4 to Registration Statement No.
                           33-87010,  filed February 25, 1997 (At such time, what later became  American  Skandia Trust was known as the Henderson Global Asset Trust).

                  (b)      The Montgomery Funds III filed via EDGAR in the Initial Registration Statement to Registration
                           Statement No. 333-08853, filed July 25, 1996.

(c)      First  Defined  Portfolio  Fund LLC filed via EDGAR with  Post-Effective  Amendment  No. 7 to  Registration  Statement  No.
                           33-86866, filed April 26, 2000

(d)      Evergreen  Variable Annuity Trust filed via EDGAR with  Post-Effective  Amendment No. 9 to this Registration  Statement No.
                           33-87010, filed April 26, 2000.

(e)      INVESCO  Variable  Investment  Funds,  Inc.  filed via  EDGAR  with  Post-Effective  Amendment  No. 9 to this  Registration
                           Statement No. 33-87010, filed April 26, 2000.

(f)      ProFunds VP filed via EDGAR with Post-Effective  Amendment No. 9 to this Registration  Statement No. 33-87010,  filed April
                           26, 2000.

(g)      Wells Fargo Variable Trust filed via EDGAR with Initial  Registration to this Registration  Statement No. 333-49478,  filed
                           November 7, 2000.

                  (h)      Prudential  Series  Fund,  Inc.  filed via EDGAR with  Post-Effective  Amendment  No. 15 to  Registration
                           Statement No. 33-87010, filed April 26, 2001.

         (9)      Opinion and Consent of Counsel                                                          TO BE FILED BY AMENDMENT

         (10)     Consent of Ernst & Young LLP                                                            TO BE FILED BY AMENDMENT

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation of Performance  Information  for  Advertisement  of  Performance  filed via EDGAR with  Post-effective
                  Amendment No. 12 to Registration Statement No. 33-44436, filed April 29, 1996.

(14)     Financial Data Schedule

Item 25.  Directors and Officers of the Depositor:  The Directors and Officers of the Depositor are:

Name and Principal Business Address                                    Position and Offices with Depositor
-----------------------------------                                    -----------------------------------

Patricia J. Abram                                                      Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert W. Brinkman                                                     Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl A. Cavaliere                                                      Vice President, Corporate Treasurer and
American Skandia Life Assurance Corporation                            Business Controller
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                    Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lincoln R. Collins                                                     Senior Vice President, Chief Operating Officer and
American Skandia Life Assurance Corporation                            Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                         President and Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                   Executive Vice President,
American Skandia Life Assurance Corporation                            Chief Financial Officer, and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Michael A. Murray                                                      Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert G. Whitcher                                                     Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kirk P. Wickman                                                        Senior Vice President and General Counsel
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Brett M. Winson                                                        Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 26.  Persons  Controlled  by or Under Common  Control with the  Depositor or  Registrant:  The  Depositor  does not directly or indirectly control any person.  The following persons are under common control with the Depositor by American Skandia, Inc.:

         (1)      American  Skandia  Information  Services and  Technology  Corporation  ("ASIST"):  The  organization  is a general
                  --------------------------------------------------------------------------------
                  business  corporation  organized  in the State of Delaware.  Its primary  purpose is to provide  various  types of business services to American Skandia,  Inc. and all of its subsidiaries  including computer systems  acquisition, development and maintenance,  human resources  acquisition,  development and management,  accounting and financial reporting services and general office services.

         (2)      American Skandia  Marketing,  Incorporated  ("ASM,  Inc."):  The  organization is a general  business  corporation
                  -----------------------------------------------------------
                  organized  in the State of  Delaware.  It was formed  primarily  for the purpose of acting as a  broker-dealer  in securities.  It acts as the principal  "underwriter" of annuity contracts deemed to be securities,  as required by the  Securities  and Exchange  Commission,  which  insurance  policies  are to be issued by American  Skandia Life
                  Assurance  Corporation.  It provides  securities  law  supervisory  services in relation to the marketing of those products of American  Skandia  Life  Assurance  Corporation  registered  as  securities.  It also may provide such services in relation to  marketing of certain  public  mutual  funds.  It also has the power to carry on a general financial,  securities,  distribution,  advisory,  or investment  advisory business;  to act as a general agent or broker  for  insurance  companies  and to render  advisory,  managerial,  research  and  consulting  services  for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):  The organization is a general business corporation
                  --------------------------------------------------------------
                  organized  in the state of  Connecticut.  The  organization  is  authorized  to  provide  investment  service  and investment  management advice in connection with the purchasing,  selling,  holding or exchanging of securities or other assets to insurance companies,  insurance-related  companies,  mutual funds or business trusts. It's primary role is expected to be as investment manager for certain mutual funds [to be made available  primarily through the variable insurance products of American Skandia Life Assurance Corporation.]

         (4)      Skandia Vida: This  subsidiary of American  Skandia Life Assurance  Corporation was organized in March,  1995, and
                  ------------
                  began  operations in July,  1995. It offers  investment  oriented life  insurance  designed for long-term  savings products through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:   As of June 30, 2002 there were no owners of Annuities.

Item 28.  Indemnification:  Under Section 33-320a of the Connecticut  General  Statutes,  the Depositor must indemnify a director or officer against judgments,  fines,  penalties,  amounts paid in settlement and reasonable  expenses  including  attorneys' fees, for actions  brought or  threatened  to be brought  against  him in his  capacity as a director or officer  when  certain  disinterested parties  determine  that he  acted  in good  faith  and in a manner  he  reasonably  believed  to be in the  best  interests  of the
Depositor.  In any criminal  action or proceeding,  it also must be determined that the director or officer had no reason to believe his conduct was  unlawful.  The director or officer must also be  indemnified  when he is successful on the merits in the defense of a proceeding or in  circumstances  where a court  determines that he is fairly and reasonable  entitled to be  indemnified,  and the court approves the amount.  In shareholder  derivative  suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and  reasonably  entitled to be indemnified  and must approve the amount.  In a claim based upon the  director's or officer's  purchase or sale of the  Registrants'  securities,  the director or officer may obtain  indemnification  only if a court determines that, in view of all the circumstances,  he is fairly and reasonably entitled to be indemnified  and then for such amount as the court shall  determine.  The By-Laws of American  Skandia Life Assurance
Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be  indemnified  pursuant to indemnity  agreements  between each director and officer and  American  Skandia,  Inc.,  a  corporation  organized  under the laws of the state of Delaware.  The  provisions  of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers  liability  insurance  policy issued by an unaffiliated  insurance  company to Skandia  Insurance  Company Ltd., their ultimate parent.  Such policy will reimburse ASLAC or
ASM,  Inc., as  applicable,  for any payments that it shall make to directors and officers  pursuant to law and,  subject to certain exclusions  contained in the policy,  will pay any other costs,  charges and expenses,  settlements  and judgments  arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

Registrant hereby undertakes as follows:  Insofar as indemnification  for liabilities  arising under the Securities Act of 1933 (the
"Act") may be permitted to directors,  officers and  controlling  persons of Registrant  pursuant to the  foregoing  provisions,  or otherwise,  Registrant  has been advised that in the opinion of the  Securities  and Exchange  Commission  such  indemnification  is against  public  policy as expressed in the Act and,  therefore,  is  unenforceable.  In the event that a claim for  indemnification against such liabilities  (other than the payment by Registrant of expenses  incurred or paid by a director,  officer or controlling person of  Registrant  in the  successful  defense of any action,  suit or  proceeding)  is asserted  by such  director,  officer or controlling  person in connection with the securities  being  registered,  unless in the opinion of Registrant's  counsel the matter has been settled by controlling precedent,  Registrant will submit to a court of appropriate  jurisdiction the question whether such indemnification  by it is against  public  policy as  expressed  in the Act and will be governed by the final  adjudication  of such issue.

Item 29.  Principal Underwriters:

(a)      At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                   Position and Offices with Underwriter
-----------------------------------                                   -------------------------------------

Patricia J. Abram                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lori Allen                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hollie Briggs                                                                   Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl A. Cavaliere                                                               Vice President, Corporate Treasurer and
American Skandia Life Assurance Corporation                                     Business Controller
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lincoln R. Collins                                                              Senior Vice President, Chief Operating
American Skandia Life Assurance Corporation                                     Officer and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Timothy S. Cronin                                                               Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lisa Foote                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jacob Herchler                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer, and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Michael A. Murray                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl E. Oberholtzer                                                             Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Polly Rae                                                                       Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Rebecca Ray                                                                     Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Timothy D. Rogers                                                               Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Guy Sullivan                                                                    Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert G. Whitcher                                                              Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kirk P. Wickman                                                                 Senior Vice President and
American Skandia Life Assurance Corporation                                     General Counsel
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 30.  Location of Accounts  and  Records:  Accounts  and records are  maintained  by ASLAC at its  principal  office in Shelton,
Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a)      Registrant  hereby  undertakes  to file a  post-effective  amendment to this  Registration  Statement as  frequently  as is necessary to ensure that the audited  financial  statements in the Registration  Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b)      Registrant  hereby  undertakes to include either (1) as part of any  enrollment  form or application to purchase a contract offered by the  prospectus,  a space that an applicant or enrollee can check to request a Statement of  Additional  Information,  or
(2) a post card or similar  written  communication  affixed to or included in the  prospectus  that the applicant can remove to send for a Statement of Additional Information.

(c)      Registrant hereby undertakes to deliver any Statement of Additional  Information and any financial  statements  required to be made available under this form promptly upon written or oral request.

(d)      American Skandia Life Assurance  Corporation  ("Depositor") hereby represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered,  the expenses expected to be incurred,  and the risks assumed by the  Depositor.  Depositor  bases its  representation  on its  assessment of all of the facts and  circumstances,  including such relevant  factors as: the nature and extent of such  services,  expenses and risks;  the need for  Depositor  to earn a profit;  the degree to which the contracts include innovative  features;  and the regulatory  standards for exemptive relief under the Investment
Company  Act of 1940 used prior to October  1996,  including  the range of industry  practice.  This  representation  applies to all
Contracts sold pursuant to this Registration  Statement,  including those sold on the terms specifically described in the prospectus contained  herein,  or any variations  therein,  based on supplements,  endorsements,  or riders to any Contracts or prospectus,  or otherwise.

(e)      With respect to the  restrictions  on withdrawals for Texas Optional  Retirement  Programs and Section 403(b) plans, we are relying  upon:  1) a no-action  letter dated  November 28, 1988 from the staff of the  Securities  and  Exchange  Commission  to the
American  Council of Life Insurance with respect to annuities  issued under Section  403(b) of the code, the  requirements  of which have been  complied  with by us; and 2) Rule 6c-7 under the 1940 Act with  respect to  annuities  made  available  through the Texas
Optional Retirement Program, the requirements of which have been complied with by us.

                                                              EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable.  The exhibits included are as follows:

No. 9         Opinion and Consent of Counsel         TO BE FILED BY AMENDMENT

No. 10        Consent of Ernst & Young LLP           TO BE FILED BY AMENDMENT

         As  required  by the  Securities  Act of 1933 and the  Investment  Company Act of 1940,  the  Registrant  has duly caused this
registration  statement  to  be  signed  on  its  behalf,  in  the  Town  of  Shelton  and  State  of  Connecticut,   on  this  day  of
July, 2002.

                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                                              Registrant

                                            By: American Skandia Life Assurance Corporation
                                            -----------------------------------------------

By:/s/ Kathleen A. Chapman                                               Attest: /s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                               Depositor

By:/s/ Kathleen A. Chapman                                               Attest: /s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

As required by the Securities Act of 1933, this  Registration  Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                            Title                                       Date
              ---------                            -----                                       ----
                                                     (Principal Executive Officer)

          Wade A. Dokken**         President and Chief Executive Officer                   ____________
          ----------------
           Wade A. Dokken

                                     (Principal Financial Officer and Principal Accounting Officer)

      /s/ Carl A. Cavaliere        Vice President, Corporate Treasurer                     _____________
        Carl A. Cavaliere                    and Business Controller

     /s/ Thomas M. Mazzaferro           Executive Vice President,                          _____________
       Thomas M. Mazzaferro             Chief Financial Officer

                                                          (Board of Directors)

      Lincoln R. Collins*                          Thomas M. Mazzaferro*               Robert G. Whitcher***
      -------------------                          --------------------                ---------------------
      Lincoln R. Collins                            Thomas M. Mazzaferro                Robert G. Whitcher

                                    *By: /s/ Kathleen A. Chapman
                                            Kathleen A. Chapman

     *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 1 to Registration Statement No. 333-53596.
          **Pursuant to Power of Attorney filed with Post-Effective Amendment No. 6 to Registration Statement No. 333-38119.
          ***Pursuant to Power of Attorney filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-68714.